

Financial Statements
31 December 2020

Company Number: 1698498

MUFG Securities EMEA plc
A member of MUFG, a global financial group



Contents

Strategic Report

The Strategic Report is prepared in accordance with The Companies Act 2006 (Strategic Report and Directors' Report) Regulations 2013.

Principal activities

MUFG Securities EMEA plc ('MUS(EMEA)' or 'the Company') is the international capital markets subsidiary of Mitsubishi UFJ Securities Holdings Co., Ltd. ('MUSHD'). MUSHD's parent, and MUS(EMEA)'s ultimate holding company, is Mitsubishi UFJ Financial Group, Inc. ('MUFG').

MUS(EMEA) actively trades in fixed income, equity and structured finance products, providing client solutions across primary and secondary markets. The client group includes financial institutions, corporations and central banks. The Company primarily supports this client group from its base in London, as well as a wholly owned subsidiary, MUFG Securities (Europe) N.V. ('MUS(EU)'), based in the Netherlands and a Paris branch of that entity. The Company additionally operates a branch in the Dubai International Financial Centre.

The principal activities of the Company remain largely consistent with those disclosed in the previous year financial statements.

Results

The results for the year are set out on page 44 and the profit for the year, after tax, amounted to £134.6 million (2019: £84.0 million). The financial statements of the Company are prepared in accordance with International Financial Reporting Standards ('IFRS') as adopted by the European Union.

Business review and future development

The Company reported operating income of £449.0 million (2019: £374.2 million) for the year which represents a record revenue performance. These results are reflective of the evolved business model over recent years which has been a client focussed strategy whilst limiting risk exposures on the entity. The persistent low interest rate environment and continued market uncertainty are driving challenging market conditions, however recent volatility has presented opportunities through increased client demand for financial solutions. The firm has positioned itself well, ensuring appropriate availability and application of both capital and liquidity in order to facilitate client requirements. Future revenue projections for the entity reflect an ongoing positive outlook however appropriate moderation has been included to reflect the exceptional results achieved in the current year.

Revenue drivers include material revenue contributions across all product offerings, evidencing the breadth of the business and client base of the Company. The largest nominal gains were generated by the Flow Products business lines, additionally supported by gains within Structured Solutions, Equity Sales and Trading and Capital Markets Finance. Key messages include:

- Flow Products benefitted from much-improved client trading volumes with the Rates and Credit desks servicing both third party institutions as well as MUFG Group entities. Spreads generated by the Secured Financing business were above typical levels, mainly due to market uncertainty, which the desk captured by meeting client requirements across a largely matched book.
- Structured Solutions continued to deliver for its core Asian investor base including MUFG client deals – applying structuring expertise to offer innovative products complementing major group transactions. Additionally, Structured Financing navigated a brief period of difficult market conditions across European and American exposures ensuring continued client support on all commitments without incurring credit related losses.

The expense balances have increased in comparison to the prior year mainly due to higher group recharges including cost recoveries from affiliate entities where the Company is the economic beneficiary of trading gains. Nominal compensation accruals were increased in line with improved performance levels however, the cash payment and related expense impact is deferred in line with the payment profile.

The Company remains focused on cost control, with appropriate management tracking of spend, the right-sizing and repositioning of our resource base as well as strong remuneration governance (refer to Report of the Joint Remuneration Committee on pages 17 and 18).

Collaboration and integration with other entities across the MUFG network, mainly the London branch of another MUFG subsidiary, MUFG Bank, Ltd. ('MUFG Bank') represent the platform which enables our ability to deliver comprehensive client solutions by accessing the wider resource base. These solutions include a focus on origination, structuring and distribution across our core corporate banking as well as securities products thereby presenting MUFG as a key financial partner to our clients.

Revenue results have been achieved whilst maintaining Value at Risk ('VaR') metrics within internal limits set by the Board of Directors ('the Board'). These metrics reflect management's focus on client-led revenues and targeted risk taking, with capital deployment and associated risk management applied where appropriate (refer to page 34).

The Company manages and monitors its capital base to ensure that sufficient capital is available to support future business plans, its risk appetite, and to meet regulatory requirements. The regulatory agenda continues to evolve and the Company remains well positioned to respond to change whilst maintaining a strong culture of client service. In this regard, the Company continues to track relevant regulatory announcements such as a recent statement on the implementation of prudential reforms contained in the Financial Services Bill. Included within this statement, the authorities announced a delay of the timelines for introducing the Investment Firms Prudential Regime ('IFPR') and Basel III reforms. The implementation date has now been set for 1 January 2022.

In line with key regulations, specifically Basel III Leverage Ratio requirements, management has adopted a framework of leverage-based constraints reflective of both industry norms and the Company's high quality, and liquid, balance sheet. Interim internal constraints and planning for a glide path to the effective date for binding requirements are in place and considered adequate. The related profitability impact is mitigated through a selective approach to deployment of available capacity as well as ensuring efficiency through initiatives such as derivative compression. The 2020 closing Leverage Ratio was 2.8% (2019: 2.8%).

Management retains a positive outlook, as the Company continues to make progress against its strategic objectives, as outlined in internal medium-term business plans. Management continue to identify opportunities to leverage MUFG's global franchise strength whilst efficiently utilising the Company's capital, infrastructure and staff resources within defined risk appetite parameters. Deepening relationships with our core clients and a focus on expanding the client coverage across the MUFG network sets firm foundations for the ongoing growth of the business.

The year ahead will also likely see the continued evolution of our business to continue servicing clients across the European Union through our subsidiary, MUS(EU), including the continued novation of certain client portfolios. Additionally, MUFG has established an Environmental and Social Policy Framework with continued commitment and further definition of this policy likely to influence our business in the future (refer to the Stakeholder Engagement Report on pages 20 to 24).

The Board monitors the results of the Company by reference to various performance and risk based key metrics including:

- **Revenue metrics:** total operating income of £449.0 million (2019: £374.2 million) with a focus on quality of earnings and tracking against revenue plans
- **Efficiency metrics:** total operating expenses as a percentage of total operating income of 64% (2019: 71%) with a focus on efficient cost deployment
- **Profitability metrics:** return on equity ('ROE') calculated as profit attributable to owners of the company (refer to page 44), divided by the average of opening and closing total equity excluding Additional Tier 1 ('AT1'), of 8% (2019: 6%) with a focus on maximising ROE in the interests of shareholder returns
- **Capital metrics:** total capital requirements based on Pillar 1 requirements of £688.0 million (2019: £755.0 million) with a focus on optimising capital allocation and drivers of requirements
- **Risk metrics:** Total Value at Risk ('VaR'), as defined in the Business and Risk Management section, of £1.5 million (2019: £2.1 million) with a focus on tracking VaR.

Challenges and uncertainties

The Company faces a number of challenges and uncertainties in the normal course of its business. Operational risks are inherent in the Company's business activities and are covered in more detail under Business and Risk Management Policies on pages 30 to 40. Other uncertainties faced by the Company in the course of its business include: liquidity, funding, credit and market risks; the valuation of financial assets and liabilities in volatile markets; exposure to macro-economic and geopolitical uncertainty; changes to regulatory rules regarding market practices and regulatory capital. Volatility in Pound Sterling versus major trading currencies will impact the financial position of the Company due to the Sterling denominated Capital base; this has been embedded in scenario planning as appropriate.

The UK is no longer a member of the European Union (effective 11pm, 31 January 2020) and it is clear that the political situation, and hence the market outlook, is somewhat uncertain. Management has been, and continues to, actively consider the impact of Brexit on the business and will manage this accordingly. Management is not aware of any specific issues faced by the Company that are not faced by the rest of the financial services sector within the United Kingdom as a whole, and is maintaining communication with market peers and regulators in this regard. MUS(EU) is central to our strategy of continuing to service European Economic Area domiciled clients. MUS(EU) reported a profit for the first trading period ending 31 December 2019 and is again profitable for the full year to 31 December 2020 (refer to 'Share of gain in subsidiary' on page 44).

The London Interbank Offered Rate ('LIBOR') is expected to be phased out of use by the end of 2021. Before the end of 2021, financial services firms including MUFG will need to transition demising interbank offered rates ('IBOR') business to suitable alternative rates for all impacted clients. MUFG has been working with industry groups and engaging with our clients to support regulatory timeframes for transition. The transition process poses a number of challenges, including the development of infrastructure to capture new rates in the relevant timeframe and significant work required to amend legal agreements including the potential for tough legacy contracts though none have been identified at this stage. Throughout 2020 MUFG has been contacting clients to provide education with respect to key developments of IBOR transition, including following MUFG's adherence to the ISDA protocol during the escrow process and emphasising the importance of the ISDA protocol for contractual certainty. MUFG has progressed with engaging all clients bi-laterally to discuss their transition plans and readiness for transition. The Company has hedge accounting relationships which reference IBOR and applies hedge accounting, as set out in Notes 1 and 13. The Company has adopted phase 1 of the IASB amendment effective 1 January 2020 and will adopt the phase 2 amendments effective 1 January 2021, as set out in Note 2.

Strategic Report (continued)

Challenges and uncertainties (continued)

Efforts by the Company during the year and up to the date of signing include:

- initiating internal training programs; the set up of internal working groups as well as taking part in industry forums
- continuous system and operational enhancements to support derivatives risk free rate ('RFR') products since January 2020, having now enabled an RFR trading capability to support ~86% of legacy trades (by volume), further enhancements are planned throughout 2021
- assessing financial impacts from the net change in product valuations (noting, whilst not final, financial impacts are not considered to be material)
- adhering to the ISDA protocol during the escrow process and engaging clients to emphasize the importance of the ISDA protocol
- ISDA protocols provide contractual fallback certainty for the majority of the external derivatives exposures. ~96% of trade volume is either cleared or is already in-scope of the protocol, with a further ~4% of volume eligible, we are continuing to monitor counterparty adherence and anticipate this percentage to increase
- successful transition of LCH cleared EUR derivatives discounting from Euro Overnight Index Average ('EONIA') to Euro Short Term Rate ('ESTR') following LCH discounting changes in July 2020
- successful participation in the USD price alignment interest ('PAI') switch as initiated by LCH and CME with cash compensation and risk compensation received and distributed accordingly in October 2020
- we note that the Company has not amended any terms of its contracts except for enhancing the fallback language. The amendments to the fallback terms apply in the cases where the Company and its counterparty to an applicable derivative contract have both adhered to the ISDA 2020 IBOR Fallbacks Protocol ('ISDA Protocol'). The fallback terms will be included in the applicable derivative contracts either from 25th January 2021 or from the date the counterparty has adhered to the ISDA Protocol if after 25th January 2021.

Management are confident the Company will successfully support this transition for clients within required timescales including the set up of appropriate frameworks to ensure any material risks are appropriately mitigated.

The ongoing and widespread outbreak of the 2019 Novel Coronavirus ('COVID-19'), has significantly and adversely affected global economic activities and financial markets worldwide. This has directly contributed to volatility and uncertainty in global capital markets within which the Company is active. Governments and Central Banks have made certain efforts to contain the COVID-19 outbreak and the related impact on economies. Despite these efforts, the global economy has experienced, and continues to experience, severe adverse consequences. The full extent of these adverse consequences and the related impact on the financial performance of the Company is currently uncertain. The current negative financial impact has been limited, however the long term impact is uncertain. The results as at December 2020 include estimates of the potential impact on asset valuations as part of our standard approach to valuing traded positions. The Company is exposed to counterparty credit risk however takes actions to mitigate this by terms defined in over-arching legal documentation including ongoing margin collateral exchange, collateral haircuts and loan to value thresholds. Capital and liquidity metrics have remained above regulatory required minimums throughout the year and the Company has maintained the coupon distribution on AT1 capital instruments noting fiduciary duties for adequate capital maintenance and solvency testing. The forecast of full year results for 2021 does not evidence a material net adverse impact on the performance of the Company due to COVID-19 noting results for the current year include much-improved client trading volumes and deal spreads related to the volatile market conditions notwithstanding an idiosyncratic trading loss with a particular counterparty. This specific trading loss resulted from a counterparty failing to deliver securities purchased by the Company on delivery versus payment ('DVP') terms. In response to these failed trades with the counterparty, the Company took appropriate action to ensure it did not fail to its onward counterparties and to mitigate its market exposure. However, in light of exceptional market volatility related to COVID-19 at the time, the Company suffered a loss of USD62.8 million (£48.9 million equivalent) net of hedging gains. The counterparty which failed to deliver the securities has entered administration. The Company has filed a claim for its loss in the administration, but material recoveries are not currently expected. The Company did not directly take advantage of any government schemes or initiatives designed to relieve the financial consequences of the pandemic.

Staff working practices have seen an immediate COVID-19 related impact, with most employees now working remotely. Whilst much of our trading, supervision, monitoring and control activity was already conducted electronically, certain changes to operational processes and business practices have been implemented. These efforts were considered necessary in order to ensure ongoing maintenance of risk management processes and internal controls as well as our ability to continue servicing clients in the new environment regardless of however long widespread remote working remains in place. A summary of some of these efforts includes:

- enabling remote access for all impacted users including supporting onboarding of new staff remotely
- provision of corporate supplied equipment for those users that require it
- extended cyber awareness training and home working guidelines for users to keep users and the Company safe
- frequent phishing tests and training for users to increase awareness of the risk associated to phishing emails
- increased monitoring of availability and capacity of core networks links; infrastructure and remote access solutions
- the provision of remote voice trading platforms for certain market makers
- general improvements in voice and other electronic communication platforms including requisite recorded facilities in line with compliance requirements.

Management continue to monitor regional and global market updates regards COVID-19, including remaining in contact with MUFG Group management and our regulators as appropriate. The Company has experienced limited business disruption, if any, to date and will react accordingly should this situation evolve.

Going concern

Taking the above into consideration, including: current performance through COVID-19 volatility and expected future profitability as evidenced in business plans; capital adequacy and funding availability, including projections which confirm continued regulatory compliance; the potential for stress scenarios and stress testing results, the Board believes that the Company will have adequate resources in place to continue trading for the foreseeable future. As such, the financial statements have been prepared on the going concern basis. The Company remains of strategic importance to MUSHD and may receive future capital injections from the MUFG Group when needed (though not considered necessary).

Corporate governance reporting

Corporate governance reporting under Section 172 of the Companies Act 2006 is included within the Directors' Report which is included on pages 6 to 40.

By order of the Board



Christopher Kyle
Director
25 Ropemaker Street
London EC2Y 9AJ
11 March 2021

Directors' Report

The Directors present their annual report and financial statements for the year ended 31 December 2020.

Directors
The Directors during the year were as follows:

Marshall Bailey	Chairman (Independent)	(appointed 1 October 2020)
William Fall	Chairman (Independent)	(resigned 30 September 2020)
Stephen Jack	Independent Non-Executive Director	
Gordon Sangster	Independent Non-Executive Director	
Eileen Taylor	Independent Non-Executive Director	
Makato Kobayashi	Group Non-Executive Director	(appointed 18 June 2020)
Takanori Sazaki	Group Non-Executive Director	
Yasutaka Suehiro	Group Non-Executive Director	(resigned 18 June 2020)
Masamichi Yasuda	Group Non-Executive Director	
John Winter	Chief Executive Officer	
Christopher Kyle	Chief Financial Officer	
Nicola Wickes	Chief Risk Officer	

The Board of Directors currently comprises the Chairman, three Independent Non-Executive Directors, three Group Non-Executive Directors and three Executive Directors. Group Non-Executive Directors are employed by another MUFG Group company and undertake other roles within the Group, in addition to their directorship of the Company. The Board considers all of the Independent Non-Executive Directors to be independent within the criteria set in the UK Corporate Governance Code (the 'Code').

Biographies of each of the current Directors can be found on pages 8 and 10.

Chairman
Mr Bailey succeeded Mr Fall in his role as Chairman and Non-Executive Director. Mr Bailey plays a key role in a number of strategic initiatives relating to oversight of business strategy, client activity, culture and collaboration with other MUFG entities.

Directors' and officers' indemnities
The Company maintained insurance against liabilities for all Directors and officers of the Company during the financial year and at the date of this report.

Dividend and distributions
The Company maintains a Distributable Reserves policy which forms the basis of management information considered ahead of any dividend approval. The policy sets out factors considered relevant to ensuring against any unlawful distribution. The Board ensures that it takes decisions in line with the requirements of section 172 of the Companies Act 2006.

The dividend and capital strategy of the Company will evolve with the needs of the business as well as the regulatory environment.

In 2020, the Directors approved total coupon payments on Additional Tier 1 capital instruments of £12.4 million (2019: £10.2 million). Refer to Note 24 for terms of issuance.

On 18 January 2021, the Directors approved a coupon payment on the AT1 capital instruments of £5.7 million. The amount has not been accrued in the results for the period ended 31 December 2020 as it was not due at that date.

No ordinary dividends were approved or paid during the year (2019: Nil).

Use of financial instruments

The trading and issuance of financial instruments is integral to the business activities of the Company. Information regarding the use of financial instruments as well as an indication of the company's financial risk management objectives and policies is included within the Business and Risk Management Policies on pages 30 to 40.

Compensation

Certain employees' discretionary remuneration is deferred where the reward exceeds thresholds set by the Joint Remuneration Committee, which meet the guidelines set out by the Prudential Regulatory Authority ('PRA'). Some of these deferrals take the form of Notional Stock Units ('NSU'), which track the performance of MUFG shares (refer to Note 7). Further details on the Company's remuneration structure and policies can be found in the Report of the Joint Remuneration Committee on pages 17 and 18.

Subsequent events disclosure

As at the date of signing, the Directors are not aware of any material events which would warrant further disclosure. Refer to Note 28.

Statement on corporate governance arrangements

The Board is committed to applying the highest standards of corporate governance, as it believes that good corporate governance is at the heart of MUFG's vision to be the world's most trusted financial group; providing the highest quality service for clients while building sustainable trust with the communities in which we operate.

As a privately-owned subsidiary, the Company does not and is not required to apply a corporate governance code. Details of the corporate governance framework adopted by the Company are set out on pages 6 to 40. The Board has elected to benchmark the corporate governance framework adopted by the Company against the provisions and principles of the 2018 UK Corporate Governance Code and has not adopted the Wates principle.

Disclosure of information to the auditor

The Directors who hold office at the date of approval of this Directors' Report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditor is unaware; and each Director has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of the same information. This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

Deloitte LLP has expressed their willingness to continue in office as auditor and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

By order of the Board



Christopher Kyle
Director
25 Ropemaker Street
London EC2Y 9AJ
11 March 2021

Directors' Report (continued)

The Board of Directors

Marshall Bailey
Chairman
Appointed: 2020

Skills and experience: Mr Bailey was appointed as the Chairman in 2020 to succeed Mr Fall. Mr Bailey served as Chairman Designate from May 2020 prior to obtaining regulatory approval to serve as Chairman in October 2020.

Mr Bailey has extensive experience both as a senior executive and as a non-executive director in global financial services businesses. As an executive, he held senior positions with Royal Bank of Canada before moving to State Street where he held several roles including Chief Executive Officer of State Street Global Markets International before being appointed President and Global Head of ACI International – Financial Markets Association.

Mr Bailey has since built an impressive non-executive portfolio across a range of financial services businesses and organisations. This includes serving as Chairman of CIBC World Markets and LCH Group and as a non-executive director on the London Stock Exchange Group, UK Financial Investments and Chair of the Financial Services Compensation Scheme. In 2018, he received an OBE for services to the financial services sector and services to charity.

Other appointments: Mr Bailey is chairman of Financial Services Compensation Scheme; group chairman of LCH Group (SwapClear, ForexClear, etc) (until 9 September 2020); chairman of CIBC World Markets plc (until 31 December 2020); Public Investment Fund representative and non-executive board director of National Commercial Bank; non-executive board director of the London Stock Exchange Group (until 10 September 2020); member of the Board of Governors of the CFA Institute, Charlottesville, Virginia, USA; and trustee of the East End Community Foundation (until 30 June 2020).

John Winter
Chief Executive Officer
Appointed: 2019

Skills and experience: Mr. Winter is currently Chief Executive Officer for MUS(EMEA), Head of Global Markets Corporate and Investment Banking, Head of London Branch of MUFG Bank, and was appointed as an Executive Officer of MUFG in June 2019.

Mr Winter has over 30 years of experience in financial services, including senior roles at some of the world's largest banks including Barclays, Deutsche and Merrill Lynch. Prior to joining MUFG in 2019, Mr Winter was CEO for Barclays Corporate Banking business for six years, having already spent eight years at the organisation as Head of its European Investment Banking and Debt Capital Markets business for EMEA.

Other appointments: Mr Winter is a trustee of Richard House Children's Hospice.

Christopher Kyle
Chief Financial Officer
('CFO')
Appointed: 2015

Skills and experience: Mr Kyle is a highly experienced CFO with 30 years' experience financial services. He is currently CFO for MUS(EMEA) and the London Branch of MUFG Bank. Prior to joining MUFG, Mr Kyle held a number of senior roles, including such as Chief Financial Officer and Chief Operating Officer of the Global Banking & Markets Division at RBS, Barclays and Dresdner Kleinwort Benson. He is a Qualified Accountant.

Other appointments: Mr Kyle is also a director of the Company's subsidiary MUS(EU).

Nicola Wickes
Chief Risk Officer ('CRO')
Appointed: 2019

Skills and experience: Ms Wickes has over 30 years of experience working with the financial sector, largely in the risk environment. She joined MUFG in 2019 as CRO for MUS(EMEA) and the London Branch of MUFG Bank. Prior to joining MUFG, Ms. Wickes was the CRO at CIBC for Europe and Asia for five years where she sat as a Board Director of CIBC World Markets plc. Ms Wickes also held a role as Non-Executive Director at the Global Risk Institution in Toronto, Canada (until April 2020), and has also worked extensively across all risk disciplines, specialising in Credit Risk at UBS and Mellon Bank.

Other appointments: Ms Wickes is also a board member of MUFG Turkey A.Ş.

Stephen Jack
Senior Independent Non-Executive Director
Appointed: 2015

Skills and experience: Mr Jack is Chair of the Audit Committee. He is a Chartered Accountant who has held senior management positions in a number of international investment banking and broking organisations including being Global CFO of ING Barings, Group Finance Director of Collins Stewart Tullett plc and Group CFO of Compagnie Financiere Tradition SA.

Other appointments: Vice chair of Anchor Hanover Group (up until 31 December 2020), vice chair of Cambridge Building Society, trustee of Royal Mencap Society, trustee of Golden Lane Housing and a trustee for the Company's pension scheme. In 2014 he was awarded an OBE for services to disabled people.

Gordon Sangster
Independent Non-Executive Director
Appointed: 2017

Skills and experience: Mr Sangster is Chair of the Board Risk Committee. Prior to joining MUS(EMEA), Mr Sangster was International Treasurer at Bank of America NA and prior to this appointment held a number of positions in Bank of America NA in both the Corporate Bank and Finance in a career spanning 35 years. In addition, Mr Sangster has held a number of INED appointments including with CLS Holdings, both as a Board member and Chair of the Audit Committee.

Other appointments: Chair and non-executive director of the Company's subsidiary MUS(EU) and Chair and non-executive director of the Company's affiliate MUFG Securities Asia Limited. Mr Sangster has an honours degree in Physics from Edinburgh University and is FCCA, ACMA and ACG qualified.

Eileen Taylor
Independent Non-Executive Director
Appointed: 2019

Skills and experience: Ms Taylor is a seasoned investment banker with 38 years of experience in global leadership roles based in the UK, US and Asia. Ms Taylor has a strong working knowledge of the Supervisory Review and Evaluation Process, non-financial risk, recovery and resolution planning and corporate governance. She has previously served as Chief Executive Officer of Deutsche Bank's UK bank, with significant regulatory interaction. Ms Taylor brings experience of managing large, global transformation programmes, as well as significant experience of designing and implementing strategy and running front-to-back business processes. Ms Taylor is an experienced operational, market and credit risk manager through various Risk and Chief Executive Officer roles.

Other appointments: Vice chair of East London NHS Foundation Trust.

Makato Kobayashi
Group Non-Executive Director
Appointed: 2020

Skills and experience: Mr Kobayashi is Deputy Chief Operating Officer – International of MUSHD. Prior to this appointment in 2020, Mr Kobayashi was Head of Financial Solutions Group of MUFG Bank, responsible for the oversight of the MUFG Bank's Financial Solutions business globally, which includes syndications, M&A Finance, project finance and other structured finance. Mr Kobayashi is also Managing Executive Officer of MUFG and MUSHD, where he takes a role of Head of Capital Markets business outside Japan.

Mr Kobayashi began his career at the Mitsubishi Bank, Ltd. in 1985. Over his 31 years at the bank, he has attained extensive experience in the Corporate and Investment Banking (CIB) business. Prior to his current role, he served as Global Head of Structured Finance, leading the bank's project finance franchise. Over the years, he has led project teams in both Tokyo and New York, arranging numerous significant deals across the globe. Before that, Mr Kobayashi held key positions in Solutions business as Global Head of Syndicated Finance and as Global Head of M&A Finance.

Other appointments: Mr Kobayashi was a Non-Executive Director of Hitachi Capital Corporation until 29 June 2020.

Directors' Report (continued)

The Board of Directors (continued)

Takanori Sazaki
Group Non-Executive
Director
Appointed: 2019

Skills and experience: Mr Sazaki has held a number of positions gaining extensive global banking experience including 10 years of experience in Investment Banking and 7 years of experience in Strategic Planning in Tokyo, New York, Bangkok and London. He is currently the Regional Executive for Europe, Middle East and Africa assuming responsibility for the overall leadership of the MUFG Bank in the EMEA region.

Other appointments: Mr Sazaki holds various appointments within the MUFG Group, including senior positions with MUFG, AO MUFG Bank (Eurasia), MUFG Bank, MUS(EU) and MUFG Bank (Europe) N.V..

Mr Sazaki also holds positions externally with the Japanese Chamber of Commerce and Industry, UK (non-executive director and trustee), Nippon Club Limited, Director (non-executive director), The Japanese School Limited, (non-executive director and trustee), Japan House London Trust (non-executive director and trustee), Nippon Club (vice chairman) and Rikkyo School in England (trustee).

Masamichi Yasuda
Group Non-Executive
Director
Appointed: 2014

Skills and experience: Mr Yasuda is the Senior Managing Executive Officer and Global Head of Sales and Trading for MUSHD. He is a member of the Board of Directors and Deputy President as well as the Chief Executive Officer of the Global Markets Business for Mitsubishi UFJ Morgan Stanley Securities Co. ('MUMSS'), Ltd. Since joining MUFG Bank in 1983, he held a variety of positions in the Global Markets, Global Corporates, Finance and Risk Management areas. Mr Yasuda holds a bachelor's degree in law from the University of Hitotsubashi.

Other appointments: In addition to his roles with MUMSS and MUSHD, Mr Yasuda holds positions with the following MUFG Group companies: MUFG, and PT Bank Danamon Indonesia, Tbk. Mr Yasuda is also a non-executive director of The Global Financial Markets Association.

Role of the Board

The objective of the Board is to define, oversee and be accountable for the implementation of governance arrangements that ensure the effective and prudent management for the long term success of the Company. Such oversight is within a framework of effective controls which enables risk to be assessed and managed.

The Board's responsibilities are clearly defined in its terms of reference. Some of the Board's key responsibilities include (amongst other responsibilities):

- Determining and approving the Company's strategy and overseeing its implementation.
- Approving the Company's business plans and monitoring their implementation.
- Monitoring the Company's capital adequacy and liquidity position.
- Ensuring that the Company's business is conducted in a prudent manner.
- Ensuring that the necessary resources are in place for the Company to meet its objectives.
- Determining and approving the development, implementation and maintenance of the Company's emerging and principal risks, overall risk appetite and monitoring their management.
- Approving the Company's annual budget and monitor the Company's performance against budget.
- Approving material changes in the organisational or business structure of the Company.

- Ensuring effective engagement with, and encouraging participation from the shareholder and the Company's other key stakeholders.
- Ensuring compliance of the Company's activities with all applicable regulatory rules and requirements.
- Ensuring adequate succession planning for the Board and senior management (in conjunction with the Nomination Committee) so as to maintain an appropriate balance of skills, experience and knowledge within the Company and on the Board.
- Ensuring maintenance of a sound system of internal control and risk management.
- Approving any material projects within the Company.
- Ensuring that policies and practices are consistent with the Company's values and support its long term sustainable success.
- In conjunction with the Joint Remuneration Committee, determining the Company's remuneration policy for staff, including Directors, the Company Secretary and other senior executives.
- Oversight of the Company's overall corporate governance arrangements.
- Establishing formal and transparent policies and procedures to ensure the independence and effectiveness of Internal Audit and external auditors.

The Board has established certain committees to support it with specific areas within the Board's remit of responsibilities. Details of each committee's members, responsibilities and work during the year can be found in the committee reports on pages 12 to 40.

Separation of responsibilities

The Board has established a clear division of responsibilities between Executive Directors and Non-Executive Directors. In particular, the Board is committed to maintaining a clear separation of responsibilities of the Chairman and the Chief Executive Officer to reflect the unique role that each has within the Company. The table below summarises some of the key responsibilities of the Chairman and Chief Executive Officer:

1. Reporting lines

Chairman	CEO
The Chairman reports to the Board.	The CEO reports to the Chairman (acting on behalf of the Board) and to the Board directly.
The Chairman is not responsible for executive management matters regarding the Company's business. Other than the CEO and the Company Secretary, no executive reports to the Chairman, other than through the CEO and Board.	The CEO is responsible for all executive management matters affecting the Company. All members of executive management report, either directly or indirectly, to him.

2. Key responsibilities

Chairman	CEO
The Chairman's principal responsibility is the effective running of the Board.	The CEO's principal responsibility is running the Company's business.
The Chairman is responsible for ensuring that the Board as a whole plays a full and constructive part in the development and determination of the Company's strategy and overall commercial objectives.	The CEO is responsible for proposing and developing the Company's strategy and overall commercial objectives, which he does in close consultation with the Chairman and the Board.

3. Other responsibilities

Chairman	CEO
Running the Board and setting its agenda.	Providing input to the Board's agenda from the executive management team.
Ensuring that Board agendas take full account of the important issues facing the Company and the concerns of all Board members. There should be an emphasis on strategic, rather than routine issues.	Ensuring that he maintains a dialogue with the Chairman on the important and strategic issues facing the group, and proposing Board agenda items to the Chairman which reflect these.
Ensuring that the Board receives accurate, timely and clear information on: • the Company's performance; • the issues, challenges and opportunities facing the Group; and • matters reserved to it for decision.	Ensuring that the executive management team gives appropriate priority to providing reports to the Board which contain accurate, timely and clear information.
Arranging informal meetings of the Directors, including meetings Non-Executive Directors at which the Executive Directors are not present, as required to ensure that sufficient time and consideration is given to complex, contentious or sensitive issues.	Ensuring that the Chairman is alerted to forthcoming complex, contentious or sensitive issues affecting the Company of which he might not otherwise be aware.
Ensuring that there is effective communication by the Company with its shareholder, including by the Executive Directors and other executive management, and ensuring that members of the Board develop an understanding of the strategy and objectives of the whole MUFG Group.	Leading the communication programme with the shareholder.
Ensuring that there is a properly constructed induction programme for new Directors, facilitated by the Company Secretary.	Commenting on induction programmes for new Directors and ensuring that appropriate management time is made available for the process.
Taking the lead in identifying and seeking to meet the development needs both of individual Directors and of the Board as a whole, assisted by the Company Secretary.	Ensuring that the development needs of the Executive Directors and other senior management reporting to him are identified and met.
Ensuring that the performance of the Board as a whole, its Sub-Committees, and individual Directors is formally and rigorously evaluated at least once a year.	Ensuring that performance reviews are carried out at least once a year for each of the Executive Directors. Providing input to the wider Board evaluation process.
Promoting the highest standards of integrity, probity and corporate governance throughout the Company and particularly at Board level.	Promoting, and conducting the affairs of the Company with the highest standards of integrity, probity and corporate governance.

Directors' Report (continued)

Separation of responsibilities (continued)

The Board has also appointed a Senior Independent Non-Executive Director, with certain additional responsibilities, such as:

- Providing a sounding board for the Chairman and serving as an intermediary for the other Directors when necessary.
- Being available to the shareholder if it has concerns which contact through the normal channels of Chairman, CEO or other executive has failed to resolve or for which such contact is inappropriate.
- Providing confidential feedback to the Chairman on his performance following any assessment exercise.

No one individual has unfettered powers of decision-making. All Directors have access to the advice and services of the Company Secretary, who is responsible for advising the Board on all governance matters. Both the appointment and removal of the Company Secretary is a matter for the Board as a whole.

Composition and gender balance

The Board comprises the Chairman, three independent Non-Executive Directors, three Group Non-Executive Directors appointed to represent the shareholder's interests and three Executive Directors.

As a wholly-owned subsidiary company, the Board recognises the importance of ensuring that there is appropriate representation of the Company's shareholder on the Board, and maintaining a majority of Non-Executive Directors on the Board. This also supports the Company in meeting the Code provisions on regular engagement by the Chairman and independent Non-Executive Directors (in particular the chairs of sub-committees of the Board) with shareholder representatives.

The Board is committed to diversity at all levels of the organisation, including on the Board itself. The Board recognises and embraces the benefits of having a diverse Board, and sees increasing diversity at Board level as an essential element of good corporate governance. A truly diverse Board will include and make good use of differences in, amongst other things, the skills, social and cultural background, race, gender and other distinctions between Directors. These differences will be considered in determining the optimum composition of the Board and when possible should be balanced appropriately. All Board appointments are made on merit, in the context of the skills, experience, independence and knowledge which the Board as a whole requires to be effective.

The Nomination Committee reviews and assesses the Board's composition and recommends the appointment of new Directors. In reviewing Board composition, the Nomination Committee will consider the benefits of all aspects of diversity including, but not limited to, those described above, in order to enable it to discharge its duties and responsibilities effectively in identifying suitable candidates for appointment to the Board.

The table below sets out the gender diversity of the Board.

Name	Gender
Marshall Bailey (Chairman)	Male
John Winter (CEO)	Male
Christopher Kyle (CFO)	Male
Nicola Wickes (CRO)	Female
Stephen Jack (Senior Independent Non-Executive Director)	Male
Gordon Sangster (Independent Non-Executive Director)	Male
Eileen Taylor (Independent Non-Executive Director)	Female
Makato Kobayashi (Group Non-Executive Director)	Male
Takanori Sazaki (Group Non-Executive Director)	Male
Masamichi Yasuda (Group Non-Executive Director)	Male

The Board's policy is to appoint and retain Non-Executive Directors who can apply their wider knowledge and experience, and to review and refresh regularly the skills and experience the Board requires. The Board is satisfied that each Non-Executive Director is able to devote sufficient time to the role in order to discharge their duties effectively.

Board and committee effectiveness

The Board conducts an annual evaluation of its effectiveness and seeks an external evaluation every three years, which is deemed to be best practice, based on the requirements set out in the Code. An external evaluation was conducted in 2020 by Boardroom Review Limited to review and assess, among other things, the quantity and quality of discussions, the management of meetings and the decision-making process. The external evaluation made a number of recommendations to enhance the Board's effectiveness. The Chairman, supported by the Company Secretary, is responsible for tracking the outcomes and follow-up actions of this review. The Senior Independent Non-Executive Director also undertakes an annual evaluation of the Chairman's performance with the other Board Directors.

Attendance of Board and Board committee Meetings

The table below shows the number of meetings each Director attended as a member during the year and the maximum number of meetings they could have attended. Where a Director attended a meeting as an observer rather than as a member, this attendance is not included in the table below.

Name	Board	Nomination Committee	Board Risk Committee	Audit Committee	Joint Remuneration Committee
Chairman					
Marshall Bailey	2/2	-	2/2	-	2/2
William Fall	5/5	2/2	5/5	3/4	5/5
Independent Non-Executive Directors					
Stephen Jack	7/7	2/2	7/7	4/4	7/7
Gordon Sangster	7/7	2/2	7/7	4/4	7/7
Eileen Taylor	7/7	2/2	7/7	4/4	7/7
Group Non-Executive Directors					
Makato Kobayashi	4/4	-	-	-	-
Takanori Sazaki	6/7	-	-	-	-
Yasutaka Suehiro	3/3	2/2	-	1/1	-
Masamichi Yasuda	7/7	-	-	-	-
Executive Directors					
Christopher Kyle	7/7	-	-	-	-
Nicola Wickes	5/5	-	-	-	-
John Winter	7/7	-	-	-	-

Joint Audit Committee

Membership

Name	Position
Stephen Jack, Chair	Independent Non-Executive Director
Gordon Sangster	Independent Non-Executive Director
Eileen Taylor	Independent Non-Executive Director
William Fall	Independent Non-Executive Director (until 30 September 2020)
Yasutaka Suehiro	Group Non-Executive Director

The Board is satisfied that the Joint Audit Committee ('JAC') possesses relevant banking industry capabilities and expertise, and it is further satisfied that Mr Jack possesses relevant financial experience and the requisite competence in accounting.

As the Code recommends that the Chairman of the Board should not be a member of the JAC, the JAC Chair has after careful consideration, taken the view that the new Chairman should not replace his predecessor as a member of the JAC. The Chairman is instead invited as an observer.

During 2020, the former Audit Committee of the Board was concluded, and the JAC was established in its place with remit for both the Company and its subsidiary, MUS(EU). This JAC has continued the work of the former Audit Committee. In December 2020, the JAC was restructured to allow common reports of the JAC and the MUFG Bank Audit Committee to be reported at one section of the meeting; reports that are specific to the JAC and the MUFG Bank Audit Committee continue to be reported at their respective separate meetings.

Responsibilities

The objective of the JAC is to assist the Boards of Directors of the Company and MUS(EU) in their oversight of:

- The integrity of financial statements and other financial information provided by the Company and MUS(EU) to their shareholders, creditors, regulators or other third parties.
- Internal controls and risk management systems.
- The performance of the internal and external auditors.
- Auditing, accounting and financial reporting processes generally.

The JAC is responsible, among other matters, for determining whether the Company's internal controls over financial reporting are appropriate to the risks they are designed to monitor.

The JAC reports to the Board on its work, identifying any issues which it considers require action or improvement and makes recommendations to the Board for approval.

The Executive Directors, some members of senior management, including the Chief Financial Officer and the Chief Internal Auditor and the external auditors, are invited to attend meetings of the JAC, but only its members have the right to attend and to vote. Where common reports are presented to the JAC and the MUFG Bank Audit Committee, only members of the JAC have the right to vote on decisions concerning MUS(EMEA) and MUS(EU).

The JAC meets privately and separately from the Executive Directors, with the external auditor at least once a year. This meeting provides an opportunity for the external auditor to raise any concerns directly with the JAC.

Areas of focus during the year

The JAC (and its predecessor) held four scheduled meetings in 2020 and two additional 'deep dive' meetings to consider the strategy for Internal Audit and the approach to the MUS(EMEA) market conduct surveillance programme.

The JAC has a number of standing agenda items that it considers each year affecting the Company's financial statements, financial risks, internal control matters, regulatory reporting and external audit.

In addition, each year the JAC focuses on a number of operational matters. Some of the items the JAC spent time on during 2020 were:

- Reports from Internal Audit, Compliance, Operational Risk and management's engagement with any control weaknesses identified by these functions.
- Approval of the annual internal audit plan.
- Monitoring external auditor independence and objectivity, including review of non-audit services.
- Considering remediation activity arising from Internal and External Audit assessment reports on the FCA's rules and principles related to the protection of client assets.
- The Company's framework for managing, and its assurance approach to, IT and cyber risk.
- The ongoing effectiveness of the Company's operational controls in the remote working environment arising from the Covid 19 pandemic.

The JAC also considers significant matters that arise throughout the year relating to the financial statements. In 2020, these included:

- The Company's approach to revenue recognition, particularly the valuation of level 3 financial instruments, Day 1 profit and loss, and Credit Valuation Adjustments, for which management and the JAC were comfortable; and
- The transition of the Company's general ledger to a cloud based environment which necessitated extra work and testing of controls to ensure that data was accurately and completely migrated.

External audit

The Company's external auditor is Deloitte. Oversight of the relationship with Deloitte is one of the JAC's key responsibilities. The JAC reviewed and approved Deloitte's terms of engagement for the statutory audit and the audit fee.

The Company has a policy which is aimed at safeguarding and supporting the independence and objectivity of the external auditor. The policy regulates the appointment of former audit employees to positions in the Company and sets out the approach to be taken by the Company when using the non-audit services of the external auditor. The policy distinguishes between:

- Pre-approved services – Those non-audit services where it is considered appropriate to use the external auditor (such as statutory and non-statutory audit and assurance work).
- Case-by-case approved services – Where prior approval of the JAC is required.
- Excluded services – Where the independence of the external auditor could be threatened and the external auditor must not be used.

The external auditor has reviewed its own independence in line with these criteria and its own ethical guidance standards, and has confirmed to the JAC that following its review it is satisfied that it has acted in accordance with relevant regulatory and professional requirements, and that its objectivity is not impaired. Having considered compliance with our policy and the fees paid to the external auditor, the JAC is satisfied that the external auditor continues to be independent and objective.

Effectiveness of the External Auditor

To assess the effectiveness of the external auditor, the JAC requested that the external auditor conduct a self-assessment of its performance which included input from management. The results of the review were evaluated by the JAC in its September 2020 meeting, which concluded that Deloitte continued to perform a high-quality audit and provided an effective and independent challenge to management.

External audit tender

Deloitte has been the Company's auditor since 2014. As a wholly-owned subsidiary in a global group, the Company is subject to the Group's processes relating to appointment and rotation of its external auditor. If and when the MUFG Group chooses to review its external auditor, the JAC will be responsible for conducting an independent validation process and making recommendations to the Board on:

- The appointment, re-appointment and removal of the external auditor.
- The remuneration and terms of engagement of the external auditor.

The JAC will also consider any questions of resignation or dismissal of the external auditor.

Nomination Committee

Membership

Name	Position
Marshall Bailey, Chair	Independent Non-Executive Director (from 1 October 2020)
William Fall, Chair	Independent Non-Executive Director (until 30 September 2020)
Stephen Jack	Independent Non-Executive Director
Gordon Sangster	Independent Non-Executive Director
Eileen Taylor	Independent Non-Executive Director
Yasutaka Suehiro	Group Non-Executive Director (until 18 June 2020)
Makato Kobayashi	Group Non-Executive Director (from 18 June 2020)

Responsibilities

The objective of the Nomination Committee is to advise the Board on succession planning for Board and senior management positions and on the criteria for and selection of new Directors. The Nomination Committee keeps the composition of the Board under review and leads the appointment process for nominations to the Board.

Areas of focus during the year

The Committee has a number of standing agenda items that it considers each year. These include:

- Reviewing the Board Diversity Policy.
- Annual review of the knowledge, skills and experience of individual members of the Board and of the Board collectively, for reporting to the Board and developing individual training plans.
- The Board evaluation process, including the evaluation of the Chairman of the Board by the Senior Independent Non-Executive Director.
- Reviewing the continuing independence of the Independent Non-Executive Directors.
- Reviewing the composition of the Board and its committees.

During 2020, the Nomination Committee played a key role in recommending to the Board the appointment of the Chairman, Mr Bailey. An Independent Non-Executive Director (Mr Jack) led a robust and independent search for a successor to Mr Fall, who was due to retire from the Board in September 2020. Mr Jack formed a working group in late 2019 to develop a role definition, appointing Odgers Berndtson ('Odgers') to support the process. In December 2019, the working group worked with Odgers to agree a long-list of 12 candidates (6 male, 6 female) to proceed to a full Odgers interview and evaluation process. Of that long-list, a short list of five candidates was agreed in January 2020 to proceed to interview with MUFG. Various first-stage interviews were held in the UK before the preferred candidate proceeded to interviews with stakeholders in Tokyo. Feedback from the interview process for Mr Bailey was positive, highlighting in particular his deep financial services industry experience, his understanding of the regulatory landscape, his commitment to supporting MUFG achieve its strategic goals, and his understanding of the complexity of matrix management in a global firm. Having considered this feedback and Mr Bailey's experience, the Nomination Committee recommended his appointment to the Board in April 2020. Mr Bailey joined the Board as Chairman Designate in April 2020, pending approval of his appointment by the regulators. Mr Fall remained as Chairman until September 2020, providing a full handover to Mr Bailey.

The Nomination Committee was also responsible for considering the appointment of a new Group Non-Executive Director. In early-2020, it was announced that Mr Suehiro would retire from his position on the Board to take a new role within the MUFG Group. The Nomination Committee considered the proposed appointment of Mr Kobayashi as a Group Non-Executive Director, representing the Company's shareholder MUSHD. Members of the Committee and other Company stakeholders interviewed Mr Kobayashi and considered his skills and experience, as well as his position within MUSHD to benefit the Company, and recommended that the Board appoint him as Group Non-Executive Director and a member of the Nomination Committee.

The Nomination Committee, along with the Company Secretary, continues to support the Board in regards to succession planning for key executive and non-executive roles, ensuring that there is an appropriate balance of skills and experience on the Board as well as periodically refreshing Board membership.

Joint Remuneration Committee

Membership

Name	Position
Eileen Taylor, Chair	Independent Non-Executive Director
Marshall Bailey	Independent Non-Executive Director (from 1 October 2020)
Stephen Jack	Independent Non-Executive Director
Gordon Sangster	Independent Non-Executive Director
William Fall, Chair	Independent Non-Executive Director (until 30 September 2020)

Responsibilities

The objective of the Joint Remuneration Committee ('JRC') is to assist the Board of Directors to exercise independent judgement in approving remuneration proposals and recommending a remuneration policy to the Board on an annual basis. The Committee makes decisions which are consistent with the Company's current and future financial status.

Some of the key responsibilities of the JRC are:

- Overseeing the implementation of the Company's remuneration related Policies.
- Ensuring that remuneration is structured in a way that aligns reward and promotes effective risk management.
- Ensuring that remuneration is structured to be compliant with any requirements under the Volcker Rule and does not reward or incentivise employees for prohibited proprietary trading.
- To review compensation recommendations for all employees within the JRC's remit in the context of individual and Company performance and review the annual incentive to ensure that any variable remuneration awarded is aligned with appropriate risk and compliance behaviours.
- To consider the remuneration of Directors, taking account of the current UK financial services investment banking market, the shareholder, the regulator(s), and the views of the Chairman of the Board and the CEO.
- To consider the application of performance adjustment, including malus and clawback in accordance with the Company's published Adjustment Policy.
- To review proposals for any changes to the policy for pension arrangements for current employees.
- To ensure that any termination arrangements and significant changes of contract for employees subject to the Remuneration Code are compliant with the UK Corporate Governance Code.
- To scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance.
- To consider what compensation commitments (including pension contributions and all other elements) are contained in the directors' terms of appointment and ensure these are aligned with those available to the workforce.

The JRC reports to the Board on its work, identifying any issues which it considers require action or improvement and makes recommendations to the Board for approval. The Chair of the Remuneration Committee is available and engages with the shareholder regularly on aspects of the JRC's role and its work.

The Executive Directors and some members of senior management may be invited to attend meetings of the JRC, but only members of the JRC have the right to attend and vote. Some members of senior management submit reports to the JRC.

The JRC did not appoint a remuneration consultant during 2020.

Areas of focus during the year and the Company's approach to remuneration

In late-2019, it was proposed that the former Remuneration Committee of the Company be replaced with the JRC – a new remuneration committee with an expanded remit for the Company, its subsidiary MUS(EU), and MUFG Bank EMEA. Establishing the JRC has enhanced the governance in respect to MUFG's remuneration framework in EMEA in line with the Group's One MUFG strategy, as well as supporting MUFG's new global compensation framework introduced in 2020. The JRC has harmonised the standards of the three entities whilst meeting the respective statutory and regulatory requirements applicable to each of the three entities. The JRC held 7 scheduled meetings in 2020.

The remuneration cycle aligns with that of MUFG globally with performance assessment from April to March and with annual pay rises and discretionary bonuses being awarded in June. As such the JRC's work during 2020 is a combination of assessing and rewarding for the performance year April 2019 to March 2020 and the initial assessment for the performance year April 2020 to March 2021.

The Company does not have an Executive Directors' Remuneration policy as Executive Directors are covered within the Company's Remuneration Policy for all staff, as their remuneration follows the approach and structure of other employees.

The Company's shareholder is represented at JRC meetings by the attendance of a Group Non-Executive Director, whose role at these meetings is to review and provide the shareholder's feedback. The shareholder also provides independent approval of remuneration of all material risk takers ('MRTs') and high earners, including Executive Directors, through its management committee.

Joint Remuneration Committee (continued)

Areas of focus during the year and the Company's approach to remuneration (continued)

The Company operates a robust performance management process which includes objective setting, formal evaluation against objectives, mid-year and year-end performance reviews, 360 degree feedback and the allocation of an overall performance rating. These are completed within a balanced scorecard which assesses individual performance in terms of 'What' is delivered and 'How' individuals behave. The balanced scorecard has four quadrants covering the 'What' and 'How' elements of performance, specifically:

What – Specific individual performance objectives for the year. Performance objectives are set by each individual and signed off by the appraising manager, categorised under:

- Individual Deliverables
- Financial Goals

How – Employees are expected to behave in alignment with the firm's policies, procedures and values. Role dependent mandatory objectives set out how individuals are expected to demonstrate this under the categories:

- Compliance, Risk and Regulatory
- Culture and Values

The Company also operates a Performance Framework. This is made available to all employees and sets out the behaviours employees are expected to demonstrate at each corporate title level. These are aligned to the Company's values, as follows:

- Integrity and responsibility
- Professionalism and teamwork
- Challenge ourselves to grow

Evaluation against these values forms part of the balanced scorecard in addition to being part of the criteria used when considering remuneration and promotion eligibility. Additionally employees are given a talent mapping reflective of performance and potential. Ratings for the Compliance, Risk and Regulatory category and the Culture and Values category were cross-checked by the Compliance, Risk, Audit and Human Resources ('HR') functions respectively.

Employees may be awarded an annual performance-based bonus which is reflective of the performance of the Company, their respective global business, the International Securities Business (being all other MUFG Securities entities outside of Japan), the relevant business unit and each employee's individual performance in the performance year. Individual performance is assessed through the individual's Balanced Scorecard. Bonuses are used to reward those who demonstrate the firm-wide cultural values and who deliver superior performance in a way that is consistent with risk and compliance requirements.

Bonus awards are determined in accordance with the relevant provisions and guidance of the PRA's and Financial Conduct Authority's ('FCA's') Remuneration Code. All such awards may be subject to (i) deferral, (ii) performance adjustment in line with prevailing policies and (iii) claw-back in relation to bonus awards made to Material Risk Takers. The Company does not operate any long-term incentive schemes which are separate from the deferral programmes applied to annual variable remuneration.

When setting individual variable remuneration, the ratio between fixed and proposed variable remuneration is reviewed for reasonableness. The ratio of fixed and variable remuneration is capped at 1:2 for MRTs, however Controlled Function Staff are predominantly paid in fixed remuneration.

The Company encourages effective risk management, discourages excessive risk-taking and supports a strong and appropriate conduct culture. For the performance year ending March 2020, the Company's approach to risk adjustment was two-fold via ex-ante and ex-post risk adjustment. Ex-ante risk adjustment was performed through the setting of risk adjusted budget-contributions for each business unit, with risk limit structures that were consistent with those budgets. Aggregate bonus spend was determined with reference to these risk adjusted approaches. The Company operates two models of risk adjustment to reflect both the nature of the risks being taken by desks and the capital costs these risks incur. The models are used to inform the overall pool as well as department level pools. Their use helps to ensure that financial return is appropriately offset against the risk undertaken to achieve that return. The first model used is a Tier 1 Capital model and the second is a Total Regulatory Capital model. Ex-post risk adjustment is on-going through the mechanisms of performance adjustment in relation to the movement in the value of MUFG stock and the application of malus and clawback provisions on an individual or aggregate basis, where applicable.

Remuneration is not a formulaic computation as both quantitative and qualitative considerations are made in agreeing individual awards, as highlighted above. In addition comparability is undertaken of peers to ensure consistency in approach and relative remuneration when factoring in all the relevant inputs.

Board Risk Committee

Membership

Name	Position
Gordon Sangster, Chair	Independent Non-Executive Director
Marshall Bailey	Independent Non-Executive Director (from 1 October 2020)
Stephen Jack	Independent Non-Executive Director
Eileen Taylor	Independent Non-Executive Director
William Fall, Chair	Independent Non-Executive Director (until 30 September 2020)

Responsibilities

The objective of the Board Risk Committee ('BRC') is to exercise oversight on behalf of the Board of Directors of the key risks of the Company and make recommendations to the Board on the Company's risk appetite and risk strategy.

In addition to the above, the BRC is also responsible for the Company's risk management framework , which describes the holistic approach to the Company's risk management systems of control over the business. It describes the risk management responsibilities and delegated authority of the Board to its underlying committees, departments and significant individuals.

Areas of focus during the year

The BRC held seven scheduled meetings and four ad hoc 'deep dive' meetings in 2020. Attendance at the meetings of the BRC during 2020 is outlined on page 12.

The BRC has a number of standing agenda items that it considers each year. These include:

- Risk Profile Update
- Review of the Risk Unit's business plan and a review of significant business initiatives included in the business plan
- Review of Risk Management Framework

- Review of the Risks Arising from Climate Change and the company's framework for managing those risks
- Review of initiatives to promote and reinforce a healthy Risk Culture
- Review of the Board Risk Appetite and recommendation to Board for approval
- Review of the CRO's Risk Control Self-Assessment relevant to risk management policies
- Review of Stress Testing Framework / Testing Scenarios
- Review of Individual Liquidity Adequacy Assessment Process
- Review of Internal Capital Adequacy Assessment Process
- Review of Recovery Plan
- Review of the Resolution Pack
- Review of the Risk input and Adjusted Performance Measures for the Remuneration Process
- Regulatory Risk and Change Review / Controls Framework Update
- Review of Asset & Liability Committee Reports
- Review of the Annual and Interim Pillar 3 Disclosure and recommendation to the Board
- Review of Financial Statements Risk Disclosure

In addition to the above standard agenda items, other areas of focus which the BRC had oversight of were the impact from COVID-19, Brexit preparedness, IBOR Transition, wider geopolitical events across EMEA, financial risks arising from climate change, cyber and technology risks, and material updates to limit changes and/or breaches.

Stakeholder Engagement Report

MUFG is a global financial services group with a local presence. We are proud to be part of a global network which spans across EMEA, Asia Pacific, and the Americas. MUFG's aim is to create stability and wealth for its clients, and by extension, we support people and communities that rely on those businesses for the jobs and opportunities they provide, and the taxes contributed into the wider economy.

Well-functioning societies and economies require well-functioning and trusted financial systems. MUFG seeks to play an active, sustainable and socially responsible role within this so there is an obligation on us to be a responsible business, a business with a purpose beyond what we do as a company, contributing more than profit to society. We believe that regular, proactive and constructive engagement with our stakeholders is central to our sustainable and responsible business model.

Our values
Our values are defined by integrity and responsibility, professionalism and teamwork, and challenging ourselves to grow. We will always strive to be fair, transparent, and honest, acting responsibly in the best interest of clients and society as a whole. In this way we will build long-term stakeholder relationships and ensure we give back to our communities.

Within the organisation, we will respect and promote the diversity of our fellow workers and foster a strong spirit of teamwork, while, at the same time, expecting the highest levels of professionalism.

As we challenge ourselves to grow our world-wide business, we adopt a global perspective that allows us to anticipate trends and opportunities for growth. We support this through a responsive and dynamic workplace where everyone can focus on providing outstanding client service and embrace new challenges.

Section 172 of the Companies Act 2006
Below we set out the section 172(1) factors and supplementary text which specifically addresses these factors. These factors do not exist in isolation and need to be read together.

• **The longer term:** As described below our Directors' decisions are based on long term considerations. We see this as key to our vision to be the world's most trusted financial group. The Group participates in a wide range of initiatives and engagements for which long term considerations are inherent, such as the Principles for Responsible Investment and the Principles for Responsible Banking.

• **Our employees:** Please see 'Report on Culture and Workforce Engagement'.

• **Our relationships with suppliers, customers and others:** Please see 'Our clients' and 'Suppliers and supplier finance'.

• **Our impact on the community and the environment:** Please see 'Our community' and 'Environment (MUFG TCFD Compliant Statement)'.

• **Safeguarding our reputation:** Please see 'Culture, risk management and conduct risk'.

• **Acting fairly to our shareholders:** We are a wholly-owned subsidiary and work closely with our immediate parent and other Group companies to align our interests as a group of companies.

The Board takes decisions which are in the long term interests of the Company, its shareholder and its stakeholders. Each Director is personally committed to ensuring that the requirements of section 172 of the Companies Act 2006 are satisfied, and that the interests of our stakeholders are promoted by the Board. Examples of how the Board achieves this include:

• Standing agenda items at each Board meeting. For example, the regular CRO's report helps the Board to identify key risks which might impact the business and its stakeholders.

• Our annual Board agenda matrix includes certain items which the Board must consider at regular intervals, such as the Company's approach to health and safety.

• The Board receives bespoke training on its duties under the Companies Act 2006. The Company Secretary also reminds the Board at each Board meeting of the duties of the Directors.

• Checking that the business and our people achieve high standards of conduct. The Board is responsible for approving the Company's Risk Appetite Statement annually, which defines and assesses the degree of risk (including conduct risk) the Company is prepared to tolerate to achieve its objectives.

Information on the issues and factors which the Directors consider relevant under section 172 is contained in *'Challenges and Uncertainties'.*

The Board has identified these categories of key stakeholders of our business:

Clients	Community	Suppliers	Environment	Workforce

The following sections of this report detail how we engage with our clients, community and suppliers and our responsibilities towards the environment. A separate report on pages 25 to 28 details our engagement with our workforce.

Our clients

MUFG's vision is to be the world's most trusted financial group; providing the highest quality service for clients while building sustainable trust with the communities in which we operate. This corporate vision serves as the underlying policy in conducting all of our activities, and provides guidelines for all group activities as we grow our business.

To achieve this vision, our highest priority is protecting the individual needs of our clients while maintaining a robust organisation that is extremely professional, flexible and responsive.

In order to bring the full power of MUFG to our clients, MUFG's corporate banking and securities activities in EMEA have been integrated enabling the product expertise and corporate loan deal flow of MUFG Bank to be combined with the structuring and distribution capabilities of the MUFG Securities international platform. This means we are able to optimise the outcomes for both our corporate and institutional investor client bases by leveraging an integrated end-to-end origination to distribution model. Activity across these integrated businesses is now overseen by a single CEO and European management committee. The Board of Directors plays a key role in shaping and overseeing the delivery of this strategy.

This integrated approach has yielded recognition from well-known industry titles such as The Banker, GlobalCapital, IFR and Euromoney.

Highlights from 2020 include:

- MUFG was recognised in Global Trade Review's ('GTR's') Best Deals list for 2020. MUFG was involved in six winning transactions, all of which are related to sustainability-linked and clean energy project financing facilities.
- MUFG has been ranked number one in Inspiratia's renewables financial adviser rankings for volume of transactions in H1 2020, having advised on three large-scale offshore wind farms in Asia and Europe, including the Seagreen Offshore Wind Farm.

Our community

Throughout 2020, the Company has continued with its strong community initiatives and engagement.

Our Corporate Social Responsibility ('CSR') strategy is founded on a determination to become the world's most trusted financial group. Building trusted relationships with our local communities across EMEA is pivotal to our long term success. Our CSR programme underpins that trust and enables us to actively respond to the needs of the communities in which we operate and deliver positive and sustainable impact.

In EMEA, our CSR activities have a particular focus on supporting young people, including helping them into employment and bridging the financial literacy gap, and protecting the natural environment. Working in partnership with charities, community groups and other companies, our regional CSR strategy for EMEA is made up of three pillars: financial education, employability and environment. Our employee CSR champions, mentors and other employee volunteers across EMEA are key drivers for our programme. With young people set to be significantly affected by the education, economic and mental health challenges of COVID-19, our CSR programme will play an even greater role going forward which aligns to MUS(EMEA)'s commitment to being a responsible business.

Four key objectives shape the investments and activities we undertake through our CSR programme in EMEA:

1. Support and inspire young people as they prepare for the world of work,
2. Focus on issues that are relevant to our business (financial education, employability and environment),
3. Increase the impact of our CSR programme through partnerships with charities, community groups and other companies, and
4. Deliver measurable and sustainable impact and create a legacy that will outlast our CSR activities and funding.

We at MUFG pride ourselves on supporting a range of charities and organisations that make a positive difference to communities locally and across the world, which has become even more important over the course of this year. In October 2020, colleagues across EMEA took part in 'Fitprints for Good', a month long fundraising challenge in aid of Laureus Sport for Good ('Laureus'), which aimed to collectively cover 21,525km – the distance from Johannesburg to London, via our regional offices. In light of regional restrictions, our MUFG colleagues from 15 offices found creative ways to clock up the kilometres safely, which included enjoying virtual dance workouts and much more. We are proud to have collectively covered almost 35,000 kilometres, raising over £45,000 in the process in aid of Laureus, contributing to their efforts to help end violence and discrimination against young people in the region.

In addition to Laureus, the Company has as part of its focus on financial education and employability, supported Junior Achievement Europe, by joining colleagues across Belgium, the Czech Republic, Italy and Poland in volunteering almost 2,000 hours to Junior Achievement Europe's financial education and employability programmes to develop crucial skills of more than 600 students. Further, as part of the Company's support for BIG Alliance, a charity with a mission of uniting businesses in the London Borough of Islington with their local community to create positive social change, volunteers took part in a number of BIG Alliance challenges throughout 2019 and 2020 to maintain the local green space in Islington and took part in a 9 month-long mentoring programme with four local schools.

Stakeholder Engagement Report (continued)

Our community (continued)

In terms of future plans, MUS(EMEA) recognises that the current global pandemic has undoubtedly exacerbated many inequalities in society. Young people's education, job prospects and mental wellbeing have been largely impacted by Covid-19 and there is greater significance for a green recovery from the virus. Consequently:

- the CSR team is reshaping the current CSR strategy to best respond to the growing needs of our communities as a result of Covid-19. We are working closely with our charity partners to provide them with flexible and relevant support,
- employee engagement will continue to be a key driver for CSR in EMEA. The move to virtual volunteering and fundraising has connected colleagues across the region, and
- under the Environment pillar in the CSR strategy, the Green Team will be increasing their initiatives during 2021 with a view to raising awareness and increasing engagement in 2021 and beyond.

Suppliers and supplier finance

We work closely and collaboratively with all our suppliers to ensure that they supply services to the Company efficiently, responsibly and sustainably. The Board oversees a robust framework of supplier engagement, ongoing management and oversight supported by appropriate policies, processes and risk management processes that are kept under constant review to ensure that the best practice standards are always maintained.

MUFG has implemented a supplier management programme which is designed to ensure that all third party supplier arrangements are subject to industry best practice principles, processes, templates, and tools. This will help MUFG maximise relationship value and minimise risk during the entire supplier relationship lifecycle.

The foundation for effective management of our suppliers is based on the following elements:

- Relationship management and development – Working collaboratively with suppliers to build trust and maximise the mutual value of supplier relationships.
- Cost management – An integral part of supplier selection, commodity management and ongoing planning. Effective cost management is not a one-off approach at MUFG to reduce its costs, but an ongoing expectation that is built into supplier relationships.
- Risk management – Effective oversight of the risks a supplier brings into the supply chain, which can open up opportunities to drive continuous improvement and create value.
- Contract management – A structured approach to good contract governance ensures all engagements are covered by valid contracts, and all key contract terms and obligations are fully understood, monitored and acted upon.
- Performance management – A structured approach to ensure that business requirements are consistently met by proactively managing service levels via key performance indicators developed from contractual service level agreements.
- Transactional efficiency – Identifying inefficiencies and waste in the transactional processes used by both parties to make the process of working together easier.

During the Covid-19 pandemic we have maintained good communications with our suppliers and have maintained our access to the supply of goods and services. We have not been adversely impacted by supplier finances during this time. Further, our Supplier Relationship Management framework has been effective and extremely important during the Covid-19 pandemic as it has ensured open communications between parties which has provided early insight to any supplier chain issues.

UK third party supplier contracts where EMEA offices take some benefit have been amended to reflect the UK exiting the EU at the end of December 2020.

During 2020 there has been a focus on ensuring intra-group arrangements (i.e. services being provided between entities, are fit for purpose). Where necessary documentation has been or will be redrafted and stored in a central contract repository. These arrangements are subject to similar due diligence as a third party supplier arrangement.

To oversee our suppliers effectively, we use multiple approaches, including:

- We expect all of our suppliers to comply with our CSR standards, such as those relating to modern slavery, data protection, human rights and ethics.
- Having key policies in place designed to ensure that all third party supplier arrangements are subject to industry 'best practice' in terms of competitive bidding, risk evaluation, contract negotiation, contract drafting, contract approval, contract sign-off and subsequent oversight of supplier performance throughout the entire contract lifecycle.
- Key controls are in place throughout the entire lifecycle including the oversight of the end to end procurement process which encompasses: supplier engagement, tenders, on-boarding, contract negotiations and annual reviews.
- As we are a UK regulated entity subject to both UK and European rules and regulations – we seek to ensure compliance to the highest standards with all applicable outsourcing requirements – as our customers, counterparties and our regulators need the utmost confidence in the reliability and complete integrity of core systems and platforms used in our financial services business and activities.
- To enable ongoing compliance with our regulatory obligations and our own corporate governance requirements –the Company's supplier management framework outlines the clear roles and responsibilities for managing and reporting on supplier risk in order to ensure the expectations of the Board are met.

Environment (MUFG TCFD Compliant Statement)

The Company is working with the MUFG group to develop consistent application of the disclosure recommendations from MUFG's participation in the Task-force for Climate-related Financial Disclosure ('TCFD'). The below statement is additional and supplementary to any TCFD disclosure made at MUFG group level which can be found on MUFG's website.

MUFG acknowledges the importance of the realisation of a sustainable environment and society, such as promoting the growth of renewable energy where MUFG has acted as an arranger of clean energy project finance in the solar, hydropower, wind, and geothermal energy sectors. MUFG will grow its business in the issuance of green, social and sustainability bonds and ESG loans.

MUFG supports and participates in a number of climate-related international agreements and initiatives:

- Paris Agreement
- The Financial Stability Board's Task Force on Climate-related Financial Disclosures
- Principles for Responsible Investment
- United Nations Environment Programme Finance Initiative
- Signatory to the UN Principles of Responsible Banking
- Principles for Financial Action for the 21st Century
- 'CDP' (formerly the Carbon Disclosure Project)
- Adopter of Equator Principles.

Key Strategic Developments

MUFG globally aims to provide a cumulative total of 20 trillion yen in sustainable finance (including 8 trillion yen for environment) from 2019 to 2030 to help build a sustainable society and attain the SDGs through the provision of financial services to our clients. It is actively targeting seven SDGs identified as priorities that must be addressed.

MUFG Environmental Policies and Framework

In 2018 MUFG established the MUFG Environmental Policy Statement as its fundamental approach to addressing environmental issues and declared its intention to realise a sustainable society by 'actively working towards finding solutions to global environmental issues through our business activities' and by responding 'appropriately when our operations result in environmental risks or negative impacts, by reducing the environmental impacts of our operations'.

Additionally, MUFG established the 'MUFG Environmental and Social Policy Framework' ('the ES Framework') in 2018 to understand and manage environmental and social risk and opportunities within the Group's business activities and conduct financing with consideration for the environment and society. In May 2020, the ES Framework was updated to reflect MUFG's long-term commitment to build sustainable growth with its clients and society as a key mission and management vision of MUFG. As part of this mission, MUFG is advancing initiatives with goals including protecting the global environment and promoting human rights.

Note that these policies are set at the Group level and intend to reflect the Group's global approach to sustainability issues.

MUFG has established its Sustainable Business Office to deliver financial solutions to support medium to long-term changes in the environment and society. MUFG has a CSR committee to oversee a number of ESG matters supplemented by regional CSR initiatives to support local communities.

The Company's Reputational Risk Management Policy is key part of its governance framework. This is described in more detail under the Risk Management section below.

Governance

The MUS(EMEA) Board is responsible for the governance and oversight of climate change, with responsibility for the oversight of risks and opportunities arising from climate change delegated to the BRC.

The primary management governance body for climate change risk is the EMEA Risk Management Committee ('ERMC') which reports to the BRC. However all levels of governance have responsibilities for risks arising from climate change with the ERMC's core sub-committees responsible for managing risks across the core risk types (credit, market, operational risk, reputational).

The CRO is the Senior Manager responsible for managing the risks arising from climate change, specifically through the design and implementation of the risk management framework. Given the breadth of climate change and the potential impact across the business all senior managers are responsible for managing risks arising from climate change pertinent to their part of business.

Risk Management

Climate change presents both risks and opportunities for the Company across its customers, business operations and wider stakeholders. The Company recognises climate change risk covers both physical risks (i.e. the impact of acute weather events and chronic changes to the climate) and transitional risks (i.e. the impact of shifts to a low-carbon economy).

The Company is developing its approach and framework to identify measures, manage and report on financial risks and opportunities arising from climate change with particular focus on governance, risk management, scenario analysis and disclosure. A formal project is underway to meet the expectations of the Company's stakeholders, both internal and external.

Responsibilities for climate change are being assigned across the Three Lines of Defence as with other risk types. Further information on the risk management framework and Three Lines of Defence model is in Business and Risk management policies on pages 30 to 44.

Finally, the Company is committed to aligning its approaches to identifying, managing and mitigating climate change financial risk with UK supervisory and regulatory guidance. It expects to have implemented and fully embedded such measures by the end of 2021. The Company recognises that the challenge to respond to the climate change crisis will require review, refinement and enhancement over the coming years.

Stakeholder Engagement Report (continued)

Energy and Carbon Reporting

During the first quarter of 2020 the Company managed its impact on the environment partly through the use of agile working which naturally reduces the volume of printed materials and waste in the office. Video conferencing facilities for international meetings instead of physical travel have been promoted and implemented where possible. During the remainder of 2020 the Company's working environment shifted due to the COVID-19 pandemic with the majority of staff working from home. Due to travel restrictions and lower energy usage in the London office the Company's CO2 emissions have been reduced. However, during the last quarter of 2020 there was increased demand for out of hours air conditioning which was mostly related to the COVID-19 requirements to ventilate office floors in line with Government guidance. As travel restrictions are lifted, the Company expects travel emissions to rise but will continue to promote video conferencing facilities and agile working practices. The internal Green Team, made up of volunteers from across the Company, continues to operate by raising awareness of environmental and sustainable initiatives to all staff. The Company is committed to supporting environmental initiatives which is a core pillar within the Company's CSR strategy.

The measurements below take direction from the Greenhouse Gas Protocol for measuring emissions, covering three scopes. Scope 1 is direct emissions created on site. Scope 2 is indirect emissions from the use of electricity and energy in the Company's premises. Scope 3 are indirect emissions as a results of activities undertaken by staff in the performance of their responsibilities (for example, business travel).

The below figures include certain estimates for 2019 (amount of emissions from employee used vehicles and emissions from employee business travel in the first quarter of 2019). Additionally, the energy consumption from employees working from home during the COVID-19 pandemic is not captured in the figures below.

	Units	**Current Reporting Year 2020**	**Comparative Reporting Year 2019**
Electricity	*kwh*	2,743,852	3,059,007
Gas	*kwh*	169,630	74,683
Total	***kwh***	**2,913,482**	**3,133,690**
Emissions from Combustion of Gas	tCO_2	31	14
Emissions from business travel in rental-cars or employee owned vehicles where company is responsible for purchasing the fuel	tCO_2	1	8
Emissions from Purchased Electricity	tCO_2	708	842
Emissions from employee business travel which the company does not own or control and where not responsible for purchasing the fuel	tCO_2	341	1,829
Total Gross CO$_2$ based on above	***tCO*$_2$**	**1,081**	**2,693**
Intensity Ratio			
tCO$_2$/£1m revenue		**2.4**	**7.2**

Culture and Workforce Engagement

The below report represents the second such report on workforce engagement.

Introduction
The Board of Directors appointed Eileen Taylor (Chair of the Joint Remuneration Committee) as the Company's Workforce Engagement Ambassador in 2019. Since Ms Taylor's appointment, she has held regular focus groups with employees at different levels in partnership with HR. The purpose of the focus groups is to gather qualitative feedback on employee morale, and to listen to concerns from a cross-section of the UK workforce. Following a pause at the beginning of the first national lockdown of 2020, these were restarted and continue to be undertaken on a virtual basis.

The Company places considerable value on how we engage with our employees and the importance of keeping them well informed and involved in matters affecting them as employees. Employees are given the opportunity to share feedback on a wide range of matters affecting their current and future interests. This connectivity and open dialogue is driven through a variety of avenues, including formal and informal meetings, employee networks and committees, the Company's intranet and regular internal communications.

At the beginning of 2020, the Company recognised the increasing threat of Covid-19 and took the decision to reduce the spread of the infection whilst maintaining business continuity by requiring that over 90% of the UK workforce work remotely, ahead of the Government's decision to impose the first national lockdown in March 2020.

Following the first national lockdown, the Company recognised the challenges to employees with childcare and other dependant responsibilities and encouraged staff to prioritise their families by adopting alternative working hours and/or making use of special leave. The Company also identified the increasing challenges for employee wellbeing and helped support this by ensuring employees received informative internal communications that stressed the Company's actions and initiatives across the EMEA region to support employee mental and physical wellbeing during the crisis. This included:

- A new intranet hub to support various challenges being reported by employees around working remotely ('Working Remotely Resources Hub').
- Tools to support employee wellbeing and health, such as resilience training, an increase in meetings between Mental Health First Aiders and employees working with dependants, access to external suppliers and programs to support employees living in isolation and those on assignment.
- Creation of a Covid-specific intranet page to house the latest information, resources, and FAQs and return to the office support.
- A survey to gather information on how employees are feeling, appetite to return to office, return to office handbooks, recognition for essential workers.
- Launch of the Gigs initiative, with the purpose of supporting individuals and teams who needed additional resource whilst providing development of more junior colleagues through short term projects and assignments.

As a consequence of the activities undertaken, we are pleased to report that the MUFG Employee Survey reported a 16% improvement in overall leadership scores within the Company. Most notably, there has been a 19% improvement in perception of senior management interest in the well-being of employees, bringing us 7% above the financial services norm (according to Willis Towers Watson benchmark data).

Employee feedback on the Company's management of the situation was generally positive. In particular, employees supported the increased and open communication from senior management, with greater visibility of the CEO. The Company held regular townhalls with staff to share information on various matters including business performance and return to office plans. Confidence in the strategic decisions taken by MUFG's senior management increased by 14% in 2020. The sustainable engagement score for the Company increased by 6%. Other important contributing factors to engagement such as work environment and operational efficiencies showed statistically significant improvements.

Board engagement
The Company's workforce engagement framework is intended to:

- ensure the views and concerns of the workforce are taken into account by the Board and other committees, particularly when they are making decisions that could affect the workforce; and
- ensure the workforce is informed of why particular steps have or have not been taken to address workforce concerns along with the related feedback on the steps taken.

The framework allowed management, the workforce engagement Ambassador and the Board to gain greater context on the employee experience, inform decision-making (particularly in relation to Covid-19 and working from home arrangements) and communicate clearly to employees on issues most important to them.

The Board is committed to ensuring that the views and concerns of the workforce are considered by the Board and its committees, particularly when they are making decisions that could affect the workforce.

Our framework
Our people are the key to our success, and how we engage with them on key issues has always been a critical part of our culture and workforce engagement initiatives. Our leaders and managers are primarily accountable and responsible for the engagement of our employees, and we ensure they are equipped with appropriate tools – such as useful people data, employee feedback, guides and training – to manage this alongside expertise and support from our HR team.

The role of the Workforce Engagement Ambassador
Our Workforce Engagement Ambassador is involved directly in workforce initiatives, in addition to acting as a link between the workforce and the Board. The Workforce Engagement Ambassador works closely with HR to gather information from appropriate fora and sources to assess and determine key themes relating to Workforce Engagement at the firm, ensuring these key themes are championed at Board level. Themes include culture and engagement, inclusion and diversity, talent management, and recognition.

Culture and Workforce Engagement (continued)

The role of the Workforce Engagement Ambassador (continued)

The focus group discussions led by the Workforce Engagement Ambassador have invited colleagues across all corporate titles and business areas to share experiences at MUFG. Discussions have focused on areas such as feedback, management support through the Covid-19 pandemic, leadership communication, well-being, reward and recognition, and embedding a 'Listen up, Speak up' culture in line with our culture principles.

On a monthly basis, the Workforce Engagement Ambassador meets with the Chief HR Officer for EMEA to discuss relevant key developments, events, fora and staff initiatives. Relevant HR topics such as key themes in grievances and employee disputes are also discussed. The Workforce Engagement Ambassador is also invited to attend all events and fora as she sees fit and has access to minutes and actions coming out of all relevant meetings.

On a bi-annual basis, the Workforce Engagement Ambassador (supported by HR) formally reports to the Board on key themes arising from her engagement with MUFG's people. However, where appropriate or timely, this is done so more regularly. HR also provides updates to the Board on related areas such as engagement and culture, inclusion and diversity, employee metrics, and in 2020 this included actions taken to support employees through the Covid-19 pandemic.

Opportunities to raise concerns in confidence

We acknowledge that there may be occasions where employees may want to raise concerns or escalate issues on a confidential basis. To enable this, the Company has a number of options in place for employees to speak up in confidence and/or get help and support, including:

- Our Whistleblowing Policy and dedicated hotline to report concerns
- Our Compliance team
- Our HR Business Partners
- The Employee Assistance Programme
- Our Mental Health First Aiders.

Our Chief HR Officer and Head of Inclusion and Diversity meet regularly with the Mental Health First Aiders in order to understand the concerns of employees. In order to improve visibility of mental health first aiders, our November 2020 employee call focused specifically on mental health and wellbeing, including a mental health first aider speaking about her experiences.

The Company also conducted an additional Covid-19 Employee Survey in May 2020 in order to allow employees to share their perspectives, raise concerns anonymously, and inform decisions on our 'New Normal' and return to office plans for the UK. A strong majority, 88% indicated they believe that their health and wellbeing had been and remains a priority throughout the pandemic. Further, 88% of employees felt communication from leaders and direct managers has been effective.

Culture

MUFG's vision is to be the world's most trusted financial group. The Company has a culture which reflects the core values of MUFG Group; Client Centricity, Achievement and 'One MUFG'. This is further reinforced and embedded by the Company's Cultural Programme in line with MUFG's Culture Principles.

We are all leaders of culture by aligning behind a common vision and strategy, and role modelling the following MUFG culture principles:

- Client centric.
- People focused.
- Listen up, speak up.
- Innovate and simplify.
- Own and execute.

Our culture initiatives are led by the Human Resources function in partnership with leaders and employees, with regular progress updates presented to the Board. In 2020 the Culture Programme progressed with the following initiatives:

- The integration of the Engagement and Awareness Surveys globally.
- Formation of the Culture Working Group, a cross-departmental group focusing on MUS(EMEA) culture initiatives.
- The continued appointment of Executive Secondees to the EMEA Management Committee, in order to provide the voice of the employee at leadership level and to lead on strategic employee-led projects.
- The continued appointment of a group of cultural influencers led by Executive Secondees, tasked with developing tangible actions to effect cultural change in the organisation.
- The continuation of the Excellence Awards EMEA – personal and team achievements that exemplified behaviours against each Culture Goal, Inclusion and Diversity and CSR were highlighted on an all employee call. Employees appreciated the value of this event in recognising positive behaviours and successes aligned to our target culture.
- The continuation of regular Managing Director and all employee calls to enable senior management to disseminate key messages in an honest forum and create an opportunity to ask questions of senior regional leaders.
- Implementation of the annual MUS(EMEA) mentoring programmes, with over 400 employees taking part across the region.

In light of the challenges of Covid-19, all events and initiatives were moved online through virtual sessions, enabling greater connection and engagement region-wide.

As the Covid-19 pandemic continues, it is becoming increasingly evident that the Company needs to think about and adjust to a 'New Normal' workplace, shifting from 'crisis management' to a more 'strategic management' approach encompassing; enhanced operational resilience, improved employee engagement and overall efficiency. The New Normal Steering committee has been established with representative sponsors across Change Management, Operations, Technology, Corporate Services, Human Resources, Risk Management, Communications, Legal, Planning and Front Office businesses. The committee will build and review plans for areas such as property strategy, business process innovation, agile working, technology and collaboration tools.

Opportunities to speak up and shape our firm

MUFG has established a number of fora to actively support its Culture strategies. These focus on ensuring that the opinions and perspectives of our workforce on key issues affecting employees are heard and can be fed into the firm's overarching priorities. This creates a culture of collaboration across our business and ensures we are continuously building an inclusive working environment. These include:

- MUFG's Culture Committee and Culture Influencer network.
- MUFG's EMEA Employee Network Programme (covering Inclusion and Diversity priorities including gender, multi-culturalism, disability and mental health, LGBTQ+ and family). The Social Mobility network was also established in 2020, focused on supporting and attracting individuals from lower social and economic backgrounds within the community and in MUFG.
- The EMEA Inclusion & Diversity Steering Committee. This is made up of leaders, managers, employees, and network chairs to ensure representation for all.
- MUFG Connect – a committee focused on bringing employees together through fun activities which support individuals' social, mental and physical wellbeing. This network was re-launched at the end of 2020, with a broader focus on all facets of wellbeing, and to connect people virtually during the Covid-19 pandemic.
- Focus Groups, coffee mornings and forums run by the EMEA Employee Network Programme and Inclusion & Diversity team. MUFG increased the number of sessions offered for different groups in order to support individuals through the pandemic and create more space for discussion on racial inclusion at MUFG. In particular, Mosaic and HR worked in partnership to facilitate discussions between the CEO, the Head of Human Resources and employees on the topic of ethnicity and racial inclusion to identify key actions to be delivered.
- Sub-fora such as the Japanese Women and Parents & Parents-to-be groups.
- Employee focus groups with the Workforce Engagement Ambassador and Human Resources management in order to gather employee feedback on a wide range of topics related to the work environment and engagement.

The effectiveness of these fora is regularly reported to the Board in the engagement, HR and I&D reports.

Opportunities to feed back in Employee Surveys

The Company encourages ongoing feedback from all of its employees so it can hear what really matters to its people. In addition to the regular forums for providing feedback, MUFG holds periodic surveys, including the Global MUFG Employee Survey, which in 2020 merged the Engagement Survey and MUFG Awareness Survey.

The 2020 completion rate for the Company and MUFG Bank was 73%, up from 66% in 2019. All EMEA engagement categories have improved since 2019. For 2021, focus areas for further improvement are leadership, operational efficiency, talent management, sustainable development goals and transformation.

The Board receives detailed engagement result analysis and regularly seeks information on what the Company is doing to continuously improve.

Inclusion and Diversity

Our vision is for MUFG to fully embrace diversity and actively embed an inclusive approach to everything we do, attaching a high value to the variety of backgrounds, experiences, perspectives, skills and expertise that our employees bring to work every day. This will give MUFG the platform to achieve sustainable growth in the increasingly diverse, competitive, sophisticated and global environment in which we do business.

Inclusion requires proactive, continued dialogue and positive action to address culture and reform people processes. An inclusive culture also requires a degree of diversity in the first instance. However, just because an organisation is diverse, does not mean it is inclusive. So, whilst we continue to focus on diversity, building an inclusive culture is key and remains a critical driver of our culture goals of 'One MUFG', client centricity and achievement.

Recent key highlights of the Inclusion and Diversity ('I&D') programme include:

- Over 60 I&D events were held throughout EMEA during 2020, covering topics including gender, multiculturalism, race and ethnicity, social mobility, LGBTQ+ rights, mental health and wellbeing, disability and family.
- MUFG signed the Race at Work Charter in 2020, and appointed Mr Winter as the accountable executive for Race.
- In order to support greater allyship and embed a more inclusive workplace, MUS(EMEA) ran its first 'Inclusion Week' in September 2020, focusing on intersectionality and allyship. The week combined external speakers with internal training and panellists who discussed ways to improve inclusion and become better allies for one another.
- MUFG agreed a global Pride logo in 2020 to be used throughout Pride month, as well as wider LGBTQ+ initiatives and on external marketing materials.
- Female and BAME insight days were held during November – designed as an informative session to promote MUFG to prospective graduate applicants and to dispel pre-conceived ideas about working in financial services by providing information about careers within finance.
- MUFG was ranked in the Top 75 employers by the UK Social Mobility index for the first time in 2020, jumping 29 places in the rankings.
- We continue to profile our Mental Health First Aider programme, utilising the 48 employees who were accredited during 2018 to signpost employees to resources and support. The Mental Health First Aiders meet regularly with the Head of Human Resources and Head of Inclusion and Diversity in order to understand themes and trends, and take action to continuously support employee wellbeing.
- MUFG completed the Working Families Benchmarking Survey and the Bloomberg Gender Equality index in collaboration with the global I&D team.

Culture and Workforce Engagement (continued)

Inclusion and Diversity (continued)
- MUFG implemented a reverse mentoring scheme with EMEA senior management whereby leaders were matched with female talent across the region in order to share experiences, influence decision making, and provide development opportunities for all participants.
- The Family network and HR held calls with parents at MUFG to provide a safe space to share experiences and resources, particularly whilst parents balanced childcare and work responsibilities through Covid-19 lockdowns.
- MUFG celebrated Black History month with a series of events focused on celebrating the history and achievements of members of the black community, leveraging this opportunity to raise awareness of issues affecting ethnic minority employees in the workplace and society. Our flagship event with Olympic Athlete Martin Johnson was opened by the Chairman of the Board.
- Implementation of Mental Health Awareness week, aimed at reducing the stigma around mental health. The events held were focused on supporting individuals to have open conversations about mental wellbeing, and look after themselves and each other throughout the pandemic.
- We are participating in the 30% Club mentoring scheme, through which 10 mentors and 10 mentees from MUFG are participating in cross-company mentorship. The 30% Club campaign was set up by Dame Helena Morrissey in 2010 with the aim of achieving a minimum of 30% female representation on FTSE 100 boards.

In 2020, MUFG in EMEA saw a 7% improvement in survey scores relating to 'active steps being taken to improve both inclusion and diversity' and an 8% improvement in responses to the question 'MUFG treats all employees with respect and values diverse perspectives'.

The Board receives regular updates on key metrics, actions and concerns relating to Inclusion and Diversity, in order to influence decision making and hold leaders accountable for taking action.

Embedding knowledge and understanding through Equality Training
In 2020, our EMEA Management Committee completed unconscious bias training in order to understand and mitigate personal bias in their actions and decision making. The newly launched 'Managing for Excellence' training, rolled out to 230+ managers across MUFG(EMEA) and MUFG Bank in EMEA, also includes modules on managing diverse teams and managing across cultures.

The EMEA Inclusion & Diversity team launched an Allyship toolkit following inclusion week to support employees in developing themselves as effective and proactive allies in the workplace and the community.

Recognition
The 'MUFG Excellence Awards EMEA' is our annual awards programme for senior management to recognise colleagues who have gone above and beyond in their normal roles to deliver success to the business. Putting the spotlight on some of the outstanding role models we have in our business celebrates success but also encourages us all to do better.

Employees
It is the policy of the Company to give full and fair consideration to applications for employment from disabled persons, to continue wherever possible the employment of members of staff who may become disabled and to ensure that suitable training, career development and promotion are encouraged. The Company places considerable value on the involvement of its employees and has continued to keep them informed on personnel policies or issues, matters affecting them as employees and on the various factors affecting the performance of the Company. This is achieved through formal and informal meetings, the Company's intranet and regular internal communications. Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests. These communications help to achieve a common awareness amongst employees of the financial and economic factors affecting the performance of the Company and the broader MUFG companies.

Statement of Directors' Responsibilities

Statement of Directors' Responsibilities in Respect of the Strategic Report, Directors' Report and the Financial Statements

The Directors are responsible for preparing the Strategic Report, the Directors' Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with IFRS as adopted by the European Union.

Under company law the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these financial statements, International Accounting Standard 1 requires that Directors:

- properly select and apply accounting policies
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information
- provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance, and
- make an assessment of the Company's ability to continue as a going concern.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

By order of the Board



Christopher Kyle
Director
25 Ropemaker Street
London EC2Y 9AJ
11 March 2021

Business and Risk Management Policies

Risk Management Framework

The Company maintains positions in financial instruments as an integral part of daily market activities. These positions are held as part of portfolios that are maintained and monitored by instrument or risk type. The risk appetite is set by the Board and individual trading areas are allocated risk limits based on a wide range of market factors and are required to maintain portfolios within those limits. As such they are responsible for maintaining hedges in the portfolios.

A more detailed explanation of risk strategy and factors is given below.

Committees and Corporate Structure

1. Board

The responsibility for risk management resides with the Board, with support from the Board Risk Committee ('BRC'). As part of the Company's business strategy, the Board considers the risks to which the Company is exposed, and specifies an appetite and management strategy for each of these risks. The primary financial, operational and reputational risks are defined and discussed in further detail in the following sections.

The Board has approved an enterprise-wide risk management framework for the Company which describes the Company's approach to risk appetite, strategy, governance, reporting and controls to ensure that risks taken are appropriately measured, monitored, reported, controlled and limited to the confines of the Company's risk appetite. The Board is ultimately responsible for reviewing the adequacy of the enterprise-wide risk management framework. The Directors consider that the framework currently in place is adequate.

2. Board Risk Committee

The objective of the BRC is to exercise oversight on behalf of the Board of the key risks of the Company and shall review and make recommendations to the Board on: (a) the Company's risk appetite and risk strategy; (b) the Company's risk culture to ensure that it supports the Company's risk appetite. In addition to the above, the Committee is also responsible for the Company's risk management framework (incorporating principles, policies, methodologies, systems, processes, procedures and people).

As at 31 December 2020, the BRC comprised of the Independent Non-Executive Directors, including the Chair of the Board. The BRC is supported by the regular attendance of the CRO and CFO who is the primary contributor of capital and liquidity metrics.

3. Risk structure and other committees

Day-to-day risk management is the responsibility of all employees of the Company. Accountability for second line risk management, with the exception of compliance and conduct risk, resides with the CRO, who reports directly to the CEO and the BRC. Market, credit, operational, reputational and model risk are overseen by the EMEA Risk Management Committee ('ERMC') supported by its underlying sub-committees.

Valuation risk is overseen by the Valuations Working Group ('VWG'). Liquidity and capital risk is overseen by the Asset and Liability Committee ('ALCO'), which is chaired by the CFO. Compliance, conduct and legal risk are overseen by the Joint Compliance Committee ('JCC'). Second line risk management of compliance risk and conduct risk resides with the Chief Compliance Officer ('CCO'), who reports directly to the CEO.

Each of these executive sub-committees report to the EMEA Executive Committee, which reports directly to the Board. In addition, the ERMC reports to the BRC, via the CRO.

The EMEA Executive Control Committee was established during the financial year as an advisory committee to support the CEO with oversight and management of the controls framework.

The Company's risk committee and corporate structure as at 31 December 2020 is illustrated below:



Board & Executive Committees
Board
Nomination Committee
Joint Renumeration Committee[2]
Board Risk Committee
Audit Committee[3]
Remuneration Adjustment Committee
Executive Committee[1]
EMEA Management Committee[1]
Reporting Committees
Front Office Supervisory Committee
International Portfolio Committee
Traded Products Valuation Committee
Asset & Liability Committee
Joint Compliance Committee[1]
EMEA Risk Management Committee[1]
Senior Management
CEO
CFO
CCO / Money Laundering Reporting Officer
CRO
Head of IAU
Units
Departments
Flow Products
Securitised Products
Structured Solutions
Equities
Institutional Investor Sales
Capital Markets Finance
TRY
OPS
Change
GRP
HRD
Technology
LEG
FIN
IDM
PRO
APP
FPA
CMP
FCR
CRM
ERM
MRM
ORM
RPD
RI
IAU
1A
1B
1C
Line 1 – Business Management
Line 2 – Challenge and Risk Control
Line 3 – Assurance

Departments

APP – Accounts Payable and Procurement
CMP – Compliance
CRM – Credit Risk Management
ERM – Enterprise Risk Management
FCR – Financial Crime
FIN – Finance
FPA – Financial Planning and Analysis
GRP – Global Research Production Group
HRD – Human Resources
IAU – Internal Audit
IDM – Information and Data Management
LEG – Legal
MRM – Market Risk Management
OPS – Operations
ORM – Operational Risk Management
PRO – Product Control
RI – Risk Infrastructure
RPD – Risk Analytics Group
TRY – Treasury

(1) Committee covers MUS(EMEA) and MUFG Bank London branch
(2) Committee covers MUS(EMEA), MUS(EU), and MUFG Bank London branch
(3) Committee covers MUS(EMEA) and MUS(EU)

Business and Risk Management Policies (continued)

Three Lines of Defence

Line 1 – Business Management – Front Office and functional support departments

Department Heads and all Front Office staff are responsible for:

- Identifying, managing and owning the risks inherent in their business activities
- Identifying the necessary appetite for those risks required to support their business plan and the overall strategy of the business
- Remaining within the established risk appetite and in adherence with the framework and its related policies and procedures
- Self-identifying risks and issues and driving remediation of control weaknesses
- Supervision, ensuring competence and training of their staff
- Escalating risk issues to the appropriate Committee i.e. EMEA Executive Committee, EMEA Management Committee, ERMC and ALCO, where relevant.

Line 2 – Challenge and Risk Control – Risk Departments, Compliance and other control support departments

- Independent of Front Office, led by the CRO, CFO and the CCO
- Enable the Company to maintain a system of checks and balances
- Implementation of the framework in conjunction with the first line comprising risk appetite and risk policies
- Setting the risk appetite in conjunction with the first line
- Ensuring that the business operates within the appetite established
- Challenge the business strategy to ensure it aligns with the framework
- Self-identifying risks and issues and driving remediation of control weaknesses
- Escalate risk issues to the appropriate Committee i.e. ERMC, TPVC, ALCO and where appropriate to the EMEA Management Committee or EMEA Executive Committee
- The Risk function and the ERMC have a reporting line to the Board and the BRC, independent of the CEO.

Line 3 – Assurance – Internal Audit

- Assurance role carried out by Internal Audit
- Independent opinion to Senior Management and the Audit Committee of the Board
- Objective appraisal of the adequacy and effectiveness of the internal control systems designed and installed by Senior Management and their remediation
- Reports to Senior Management on whether the control systems are fulfilling, or are likely to fulfil, the control objectives of the Company
- Independent reporting line to the Chair of the Audit Committee of the Board.

Risk Appetite

Central to the Company's risk management is a clear risk appetite, consistent with its business profile and plans, as well as a strong and independent review and challenge structure. This facilitates optimisation of risk/return and assists Senior Management to effectively control and coordinate risk taking across the business.

The Company's risk appetite is specified by the Board through a number of metrics including capital, liquidity, earnings volatility, market, operational and credit risk. It is reviewed at regular meetings of the Board and recalibrated annually as part of the Company's budget and planning process. The risk appetite is cascaded through the Company via the allocation of limits to front office departments and individual traders.

Risk limits impose an upper constraint on the level of exposure to a particular factor or a combination of factors. Limits are imposed to express the Board and Senior Management's appetite for certain risk types and to facilitate prudent allocation of such risk appetite to individual risk takers or group of risk takers, taking client needs and revenue targets into consideration. These are set at the Company, business unit, department, and trader level and risk limits are monitored daily.

The establishment of the risk appetite is largely a top down process and is supplemented and reinforced by a bottom up approach to risk identification, the results of which are maintained in the Company's risk register.

The Company establishes and is subject to risk management policies. These policies formalise the behaviours and standards expected in support of the risk culture. Policies are established across each primary risk type to formalise the processes by which business activities should fall within the appetite for each risk. Additionally, risk policies are established to ensure quality of risk measurement, risk monitoring, and appropriate avenues for escalation to occur.

The Company has established formal processes governing new activities (i.e. new business, complex transactions and new product mandates), which support the identification of any additional risk to the Company and ensure that the risks related to the proposal are within the risk appetite of the Company and has the support of the Company's risk management functions.

Capital Adequacy

The Company monitors its capital adequacy on an ongoing basis and conducts a formal annual Internal Capital Adequacy Assessment Process ('ICAAP') in which it assesses its risks, controls and capital.

The Board is involved in all the key elements of the ICAAP and approves the business and capital plans, Risk Appetite Statement, stress testing framework and oversees the preparation of the ICAAP document. The ICAAP process is closely aligned with the strategy setting and business planning process as well as the process for identification, measurement and control of those risks.

Stress testing is used to assess the impact of severe but plausible financial stresses on either individual or multiple risk factors and to determine appropriate capital buffers. The Company manages its risk and capital resources with the objective of maintaining a regulatory ratio comfortably in excess of the minimum capital resources required by the regulators.

Stress Testing

The Company has a stress testing framework that includes scenario stress testing (comprising macroeconomic and event stress testing based upon forward looking, historical and reverse stress testing), as well as single risk factor stress tests (which are designed to identify and quantify risk concentrations to particular risk factors). Results of stress testing are calculated at the Company level and also by department and business line, and reported regularly to Senior Management.

Risk Management by Risk Type
Market Risk

Market risk is the risk of losses from movements in market prices in the trading portfolio. The Company uses a variety of risk measures to quantify and control this risk, with the overall objective of ensuring that potential losses arising from market risk remain within the appetite set by the Board:

- Value at Risk ('VaR'), Stressed Value at Risk ('SVaR'), and Incremental Risk Charge ('IRC') measures provide aggregate indicators of potential losses, subject to stated confidence levels and holding periods
- Risk factor sensitivities measure the impact of moves in each risk factor, allowing concentrations of risk to be identified and controlled
- Stress testing is used to monitor and control the exposure of the portfolio to extreme moves in market rates and prices. A range of stress tests is run, covering exposures to relevant market factors and scenarios in various market conditions
- Stop loss and drawdown limits monitor actual losses at the Company, business unit, department, and trader level.

Day–to-day responsibility for the management of market risk resides with the front office departments and responsibility for second line review, challenge and oversight is with the Market Risk Management department. The Risk Analytics Group is responsible for the design of new market risk management models. Daily market risk reports are prepared for senior management and trading departments using the Company's in house and vendor systems.

The Company makes use of a range of internal models for the quantification of market risk.

VaR Modelling

The VaR of a trading book is an estimate of the potential loss on risk positions as a result of movements in market rates and prices over a specific time horizon and to a given confidence level.

The Company uses VaR methodologies to monitor the price risks arising from different trading books across portfolios. This is measured based on a 1 day holding period using confidence levels of 99% and 95% for regulatory and internal VaR respectively. The internal VaR confidence level was changed from 99% to 95% in 2020, to align measurements across the MUFG group.

Actual profit and loss outcomes are also monitored to test the validity of the assumptions made in the calculation of VaR. The

VaR outputs are based on a full revaluation historical simulation model and a 2 year and 1 year data window for regulatory and internal VaR respectively.

The Company additionally calculates SVaR using an appropriately stressed 1 year lookback period as required by regulatory rules.

VaR Backtesting

The Company carries out a daily comparison of end of day VaR measures to the 1 day change of the portfolio's value on the day the profit and loss figures are produced. In 2020 the number of occasions on which actual trading book outcomes exceeded the previous day's VaR was within the acceptable tolerances of the model. In addition to the VaR backtesting at the aggregate Company level, the Company conducts backtesting on a number of sub-portfolios across the different business units.

Stressed VaR

The Company calculates SVaR based on inputs calibrated to historical data from a continuous 12 month period of significant financial stress relevant to the Company's portfolio.

Risks Not In VaR

The Company calculates additional capital under its Risks Not in VaR framework for certain risk factors that are not fully captured in VaR.

Incremental Risk Charge

The Company calculates IRC which captures risk from the default and rating migration of non-securitised credit exposures in the trading book. The IRC is calculated daily and is included in regulatory capital calculations. IRC is calculated using a Monte Carlo model of portfolio rating migration and default. Risk is measured over a 1 year horizon to a confidence level of 99.9% and is calculated on current positions assuming that risk will be at similar levels throughout the year.

VaR considered in isolation has limitations which are listed below in further detail. The Company also uses a wide range of other risk limits, for example stop-loss limits, risk factor sensitivity limits or stress limits, to manage its exposures.

The Company's VaR has the following limitations:

- Calculations are based on historical data which may not be the best estimate of risk factor changes that occur in future
- In transforming historical data into future scenarios the Company makes assumptions that may not be the best estimate of how changes will occur in the future
- Focusing on the maximum loss that is expected to be incurred 99% (or 95%) of the time says little about the smaller losses that are expected to be incurred more frequently, or the larger losses in excess of VaR that are expected to be incurred 1% (or 5%) of the time
- VaR is generally based on calculations performed at the end of each business day. The end-of-day figure may not be representative of the figure at other times of the day.

Business and Risk Management Policies (continued)

Incremental Risk Charge (continued)

The following table shows internal VaR figures for 2020. The breakdown in terms of different risk factors is as described below. The 'Close' column shows the VaR at the year-end date. The 'Average' column shows the average VaR measurement from each trading day in the year and the 'Maximum' and 'Minimum' columns show the highest and lowest VaR value in the year respectively. 'Diversification benefit' is the difference between the simple sum of the VaRs for each risk factor, and the Company's overall VaR, which is based on the simultaneous modelling of all risk factors.

95% VaR as at 31 December 2020	Close £m	Average £m	Maximum £m	Minimum £m
Interest Rate Curve Risk	0.8	0.8	4.4	0.2
Interest Rate Vega Risk	0.9	0.7	1.3	0.3
Asset Spread Risk	0.9	1.1	2.3	0.5
Currency Risk	0.3	0.2	0.7	0.1
Equity Price Risk	0.1	0.2	0.9	0.0
Equity Vega Risk	0.8	0.8	2.3	0.1
Inflation Risk	0.2	0.1	0.3	0.0
Basis Risk	0.9	1.2	1.8	0.7
Diversification Benefit	-3.3	n/a	n/a	n/a
Total VaR	**1.5**	**1.7**	**4.8**	**0.9**

31 December 2019 closing VaR based on a 99% confidence level was £2.1 million.

Interest Rate Curve Risk

The risk of losses arising from changes in market interest rates.

Interest Rate Vega Risk

The risk of losses arising from change in implied interest rate volatility.

Asset Spread Risk

The risk of losses due to the market price of bonds and credit derivatives attributable to changes in such factors as perceived credit quality or liquidity, as distinct from price changes attributable solely to market interest rates.

Currency Risk

The risk of losses arising from changes in market FX rates and changes in implied FX volatility.

Equity Price Risk

The risk of losses due to price movements in the equity market.

Equity Vega Risk

The risk of losses arising from change in implied equity volatility.

Inflation Risk

The risk of losses arising from the changes in the market prices of inflation derivatives, or from price changes in inflation-linked securities attributable to inflation.

Basis Risk

The risk of losses arising from changes in market prices for cross currency basis, tenor basis, and other basis swaps in the interest rate market.

Credit Risk

Credit risk is the risk of loss resulting from client, issuer or counterparty default and arises on credit exposure in all forms, including settlement risk.

The Company manages its credit risk in accordance with policies originated and approved within the Company and endorsed by its parent company. Counterparty exposure is managed through a process of credit risk assessment, limit setting, exposure monitoring and exception reporting.

The Company assesses the default probabilities of individual counterparties by using a rating methodology incorporating external ratings, the market price of credit risk and internal fundamental analysis.

Day–to-day responsibility for the management of credit risk resides with the front office departments and responsibility for second line review, challenge and oversight is with the Credit Risk Management department. The Credit Risk Management department is organisationally independent from the front office departments, and the Risk Analytics Group which is responsible for the design of new credit risk management models. Daily credit risk reports are prepared for Senior Management and trading departments using the Company's in house and vendor systems. The objective of Credit Risk Management is to:

- Identify, quantify, monitor and control credit risk exposure
- Provide sufficient, timely and relevant data of credit risk exposure by counterparty across all product classes and against each respective approved credit limit
- Maintain static data for all counterparties
- Produce timely credit risk reports as appropriate
- Mitigate credit risk by mandating collateral requirements in accordance with the Company's Collateral Policy
- Provide credit portfolio monitoring and analysis.

On a monthly basis, Credit Risk Management reports the Company's total credit risk exposure to the EMEA Credit Risk Management Committee ('ECRMC'), which is a sub-committee of the ERMC. Monthly reporting includes a review of large exposures, exposures to lower rated issuers and counterparties, and exposure to higher risk industry and country sectors. The ECRMC escalates material matters to the ERMC. The ERMC is also the forum where credit policies are reviewed and finally approved. In addition to the ERMC, a summary of the Company's credit risk exposure is also reported to each EMEA Executive Committee and BRC meeting.

Credit exposure is normally measured on a net basis i.e. by taking account of received collateral and aggregating trades with both positive and negative values provided that a legally enforceable master netting agreement has been executed that permits close-out netting. To mitigate derivative counterparty credit risk, the Company has Credit Support Annexes in place with the majority of its counterparties (this includes the exchange of initial margin with certain non-centrally cleared, over-the-counter derivatives counterparties for in-scope products) and guarantee arrangements in place with members of MUFG. Risk is managed net of these guarantees.

An analysis of the Company's credit exposures is included in Note 32.

Credit Concentration Risk

Credit concentration risk is the risk arising from an uneven distribution of exposures, through single name, sector or geographical concentration. The Company analyses the credit concentrations through its daily credit exposure reports. The Company's exposures are concentrated on Government bonds, the financial sector and exposures to Japanese markets and counterparties.

Liquidity Risk

Liquidity risk is the risk that the Company has insufficient resources to meet its financial obligations as they fall due. This risk could arise from both institution specific and market-wide events.

Oversight

The ultimate responsibility for liquidity risk management sits with the Board who sets the Company's liquidity risk appetite, which expresses the level of risk the Company chooses to take in pursuit of its strategic objectives. The Board mandate to the Executive Committee in respect of liquidity risk includes specification of liquidity stress testing, approval of business line unsecured funding limits, transfer pricing rates/policy and the contingency funding plan.

The Executive Committee has determined the powers and discretions delegated to the ALCO which meets monthly or on an ad-hoc basis (as appropriate) to:

- Review and define the funding and liquidity risk policy
- Monitor the Company's liquidity risk profile and review compliance with the Board approved liquidity risk appetite
- Oversee and review stress testing
- Measure, monitor and mitigate liquidity risk exposures for the Company
- Ensure that appropriate business incentives are maintained that reflect the cost and availability of liquidity through the Company's Fund Transfer Pricing ('FTP') process and unsecured funding limit allocation process
- Review critical liquidity risk factors and prioritise issues arising
- Determine the Company's funding plans and funding diversification strategy in light of business projections and objectives.

The Company uses a variety of quantitative and qualitative measures to monitor the adequacy of the Company's liquidity resources and to ensure an integrated approach to liquidity risk management. This framework incorporates a range of tools described on the next page:

Business and Risk Management Policies (continued)

Internal Stress Testing

The Company's primary liquidity stress testing tool is the Maximum Cumulative Outflow model, which is designed to capture all material drivers of liquidity risk (both on and off balance sheet) under different scenarios, and to determine the size of liquidity resources needed to navigate the stress event. The model has been developed as a synthesis of market practice, regulatory requirements and past experience in stressed market conditions. The scenarios modelled are categorised as baseline (reflective of normal business conditions), systemic (refers to a market-wide liquidity event) and combined (analogous of a combined market and Company specific stress event). Stress testing is conducted on both an aggregated currency basis and by material individual currency.

Funds Transfer Pricing

The Company seeks to align its liquidity risk appetite with the strategic objectives of the business through regulating the demand for liquidity and allocating the cost of liquidity on the basis of unsecured funding usage and underlying liquidity requirements. The ALCO is responsible for the FTP policy framework, and Treasury is responsible for the day to day application of the FTP framework. The cost of funding is allocated to businesses on the basis of the funding requirements to finance current inventory positions and ongoing business activities. The cost of liquidity reserved to cover contingent liquidity outflows is also allocated to the business – this includes liquidity reserved to cover regulatory liquidity requirements.

Funding Plan

The balance sheet projection process balances aggregate business line requests for unsecured funding against Treasury's assessment of the projected balance sheet, funding requirements and capacity for the Company to raise unsecured financing. The ALCO will review and approve funding plans including allocation of funding limits to business lines. This ensures that business activities do not impose an unknown strain on the Company's ability to source adequate liquidity in normal business conditions, and allows Treasury to plan and sustain appropriate levels of liquidity in anticipation of business line funding usage. As part of funding liquidity risk monitoring, Treasury looks at the short and long term currency mismatch horizons in accordance with the Board's guideline.

Liquid Asset Buffer

The Company holds its liquidity portfolio in a stock of high quality government bonds and bonds issued by multi-lateral development banks, local government and agency issuers, as well as central bank deposits (where applicable). The size of the liquidity buffer is calibrated using both the Company's internal stress testing framework and applicable regulatory requirements. The liquidity portfolio is held on an unencumbered basis without restrictions on rehypothecation and with full Company legal ownership. The investment criteria for the liquidity portfolio are approved by the ALCO with risk limits imposed and monitored by Market Risk Management.

Contingency Funding Plan

The Contingency Funding Plan ('CFP') allows senior management to identify internal and external triggers indicative of a stress event, and initiate the most effective response for stabilising and mitigating liquidity risk exposures through clear operational plans, clearly defined decision making responsibilities and effective communication with both internal and external stakeholders. The CFP also specifies the means through which additional funding should be sourced during a period of heightened liquidity concern, as well as the process by which the Company deactivates the CFP at an appropriate time.

The Company also maintains detailed recovery plans which consider actions to facilitate recovery or an orderly resolution from a severe stress.

Liquidity Stage Assessment

The principal assessment framework within the Funding Liquidity Risk Management Policy is the liquidity stage assessment. This is a formal assessment of the external environment affecting the Company and other companies within the MUSHD Group.

The liquidity stage is determined by an evaluation of the availability of funding and is monitored through a combination of early warning indicators, the Company's internal stress testing and compliance with regulatory liquidity requirements. Elevation of the liquidity stage is specifically linked to activation of the CFP, which provides a range of mitigating actions to be taken. Such actions are taken following consideration of any relevant market, economic or client impact. In the event the liquidity stage is elevated, formal approval is required from the ALCO, which will in turn escalate and sanction actions as appropriate. Monitoring of the liquidity stage is conducted at Company and MUSHD level on an on-going basis. Any elevation of liquidity stage risk at the MUSHD level is deemed to represent a worsening of conditions that would impact the Company too. The Funding Liquidity Risk Policy identifies general contingency actions to be taken by departments at each stage.

Asset Encumbrance

Asset encumbrance arises from collateral pledged against secured funding and other collateralised obligations. Due to the nature of its business the Company funds a portion of debt securities via repurchase agreements and other similar secured borrowing. Additionally debt securities and cash are provided to meet initial and variation margin requirements from central clearing counterparts and margin requirements arising from derivative and repurchase agreements.

The Company monitors the mix of secured and unsecured funding sources and seeks to efficiently utilise collateral to raise secured funding and meet other collateralised obligations.

Regulation

The Company assesses liquidity adequacy as part of the annual Internal Liquidity Adequacy Assessment Process that it submits to the PRA. The Company's compliance with prevailing regulatory liquidity requirements including the Liquidity Coverage Ratio are complemented by the internal stress testing framework. The Company manages its liquidity prudently, holding its Liquid Asset Buffer well in excess of the regulatory requirement.

Capital Risk

Capital risk is the risk that the Company has insufficient capital resources to meet the capital requirements that are incurred through execution of the business plan.

The Company aims to manage and control its exposure to Capital Risk through its policies and procedures with the objectives of:

- Holding sufficient capital resources to support the risks in which the Company engages
- Identifying an appropriate capital plan to ensure that this objective is maintained over the three year business plan horizon
- Managing the relative proportions of the constituent parts of capital resources such that the Company meets these objectives in an efficient manner.

The ALCO has primary responsibility for overseeing the Company's capital management. The Company measures key capital sensitivities and analysis of drivers of change in capital adequacy which are regularly reported in the ALCO. The capital position is also reported to the JRMC regularly.

The Company assesses capital risk against minimum regulatory requirements and internal targets at Company level, supported by assessments of capital requirements at business level against internal targets. Capital risk reports are circulated to senior management daily and are discussed at Board and Committee level.

The Company determines and maintains a capital planning buffer to reduce the risk of having to raise capital or reduce business at short notice. The Company's objective is to manage capital to withstand severe but plausible stresses without the need to significantly alter the business. This capital planning buffer is determined on the basis of appropriate stresses to the Company's business.

Model Risk

Model risk is the potential for loss arising from decisions based on incorrect or misused model outputs and reports.

The Company manages model risk by having a segregation of duties between model development and validation of the model. There are governance sub-committees and working groups that oversee the models used by the Company. In the case of risk models, the Model Oversight Committee ('MOC'), which reports to the ERMC, is responsible for reviewing the output of ongoing validation and for model performance. The Valuations Working Group ('VWG') oversees the use of pricing models. The independent validation of risk models is performed by the Model Risk Management function which is part of the Company's Enterprise Risk Management department and has membership on the MOC and the VWG.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk.

The Company manages and controls its exposure to operational risk through its policies and procedures, which are designed to ensure that it:

- Mitigates the risk of exposure to fraud
- Processes transactions correctly, accurately and on a timely basis
- Protects the integrity and availability of information processing facilities, infrastructure and data
- Maintains the confidentiality of its client information
- Employs appropriate numbers of skilled staff and complies with relevant employment laws and regulations
- Establishes workplace environments that are safe for both employees and visitors
- Reduces both the likelihood of an incident occurring and the impact should an incident occur.

The Company employs The Standardised Approach ('TSA') for calculating its Pillar 1 Operational Risk Capital Requirement. The Company is committed to adopting leading industry practices for managing and measuring operational risk, and has also developed a primarily scenario based capital model to determine whether it should hold any additional capital for operational risk.

In order to facilitate the management of operational risk, the Company breaks down its Risk Taxonomy using the Basel II categories:

1. Execution, delivery and process management
2. Clients, products and business practices
3. Internal fraud risks
4. External fraud risks
5. Employment practices and workplace safety
6. Business disruption and systems failures
7. Damage to physical assets.

Business and Risk Management Policies (continued)

Operational Risk Management Framework

The Operational Risk Management Framework is defined within the Company's policies and detailed procedures, and comprises of the following key elements:

- **Governance:** The Operational Risk Governance Structure outlines the committees and meetings through which key risk and control concerns and incidents are escalated, risk management action is driven and risk management decisions are made
- **Risk appetite:** The Company has defined its Operational Risk Appetite in both quantitative and qualitative terms, reflecting both the financial and non-financial impacts that can arise from operational risk
- **Risk and Control Self Assessments ('RCSAs'):** Departments within the Company assess the operational risks they face, and the effectiveness of the controls that mitigate those key operational risks, relative to the Company's appetite
- **Self-Identified Issues ('SIIs'):** Departments identify, record and manage the remediation of deficiencies and/or weaknesses in their risk and control environments
- **Key control attestations:** Managers attest to the adequacy of their control environment twice a year.
- **Scenario analysis:** The Company uses scenario analysis to assess the risks of extreme but plausible events
- **Key risk & control indicators:** The Company uses metrics to monitor its operational risk profile and to alert management when risk levels exceed acceptable ranges
- **Internal Operational Risk Events:** The Company systematically collects details of both operational risk losses (or gains) above a certain threshold and details of incidents, even if they have not led to losses (or gains) and performs root cause analysis where applicable
- **External Operational Risk Events:** Business and support departments use information obtained from external events to assess their own risk profile, understand 'lessons learned' and evaluate and adapt their current control environment from events which have impacted similar firms' business processes
- **Remedial actions:** Progress in completing remedial actions is tracked and reported
- **Reporting:** The operational risk function and management uses reports to understand, monitor, manage and control operational risks
- **Insurance policies:** As part of its risk management approach, the Company uses insurance to mitigate the impact of some operational risks
- **Training:** Staff are required to undertake annually mandatory on-line operational risk awareness training.

The Company has a dedicated operational risk management department. Issues of significance are escalated to the EMEA Operational Risk and Controls Committee ('EORCC'), which reports to the ERMC and meets on a monthly basis.

Technology and Cyber Risk

The Technology and Cyber Risk team in the Operational Risk Management Department is responsible for second line oversight and challenge for technology and cyber risk. Technology and cyber risk management information ('MI') is presented to the EORCC and any material matters are escalated to the ERMC.

The Company has a dedicated Technology Risk and Control function in the first line with responsibility for the technology and cyber risk. Areas of focus include the top risks and threats related to: network security; malware and firewall threats; access management; data backups; security patching; user awareness training; monitoring and reporting service and security events. It also delivers testing and mitigation activities to identify any potential security vulnerabilities in the infrastructure platforms and business applications. The Company has an ongoing programme of work that continually invests in improving controls to manage technology and cyber risk.

Pension Risk

Pension risk is the risk that there is a shortfall in the value of the assets of the defined benefit pension scheme relative to its liabilities. The main risk is that the assets that the pension scheme holds decline significantly and there is no offsetting change in liabilities, or that the liabilities increase with no offsetting increase in the assets.

The Company's defined benefit pension scheme was closed to new members on 2 July 1999. The assets held are not an exact match to the liabilities. A mandatory actuarial valuation of the fund is carried out every three years for the pension trustees. The Statement of Funding Principles of the scheme requires a recovery plan to eliminate any funding deficit over the next 10 years or sooner. The scheme was closed to future accrual on 31 January 2011. This action limited the future growth of the estimated liabilities of the defined benefit scheme. The Company calculates its pension risk on an annual basis as part of its ICAAP process and holds capital to mitigate against the possibility of a material deficit in its pension fund.

Further details on the Company's pension scheme can be found in Note 8.

Strategic Risk

Strategic risk is the risk of loss that may arise from the pursuit of an unsuccessful business plan including insufficient diversification of revenue sources. Strategic risk is a necessary consequence of doing business and covers a number of financial risk types. Strategic risks are generally longer term risks whereas shorter term risks will usually be captured as part of business risk. The Company's primary approach to the management of strategic risk is through its business planning processes which highlight the key dependencies of its strategy, which allows for the assessment of strategic risk at the point that the strategy is devised and agreed. The Company's programme of qualitative reverse stress testing is intended to focus on key strategic risks, identifying scenarios that could lead to their realisation as well as contingent actions that could be taken to address their emergence and mitigate the impact of the strategic risk being realised.

The Company's strategic risks also include potential impacts arising from the Company's relationship with its stakeholders and its relationship with MUFG. These risks include but are not limited to ongoing group support, maintenance of satisfactory relationships with key regulators, continued ability to meet core client demands, and the ability to attract and retain high quality staff.

Strategic risk incorporates business risk which is the sensitivity between expected revenues and expected costs. It is a measure of how easily the cost base can be managed in relation to lower than expected revenues. The risk of doing business is categorised as the volatility of the business planning forecast compared to the realised revenue which is dependent on the market environment. The breadth of the business plan has increased to accommodate for Brexit (refer to Strategic Report on pages 2 to 5).

Compliance Risk
Compliance risk, including Financial Crime, is the risk of financial, reputational or other damage to the Company through failing to comply with regulations, rules, guidelines, codes of conduct professional ethic,s governance and other standards.

The Company maintains a governance structure designed to ensure appropriate management, oversight and second-line assurance of significant risks and associated mitigants, including, in respect of Compliance risk, a Compliance function with sufficient authority, stature, independence, resources and access to the Board. Accountability for compliance rests with functional units across the Company which own their respective compliance risks. The Compliance function is accountable for several controls and mitigants, including monitoring, testing, advising on regulatory change and compliance matters, and escalation of issues arising. The Company's compliance programme and internal control infrastructures evolve in response to changes in best practice and the Company's risk profile, including from strategic and regulatory developments and new products.

Conduct Risk
Conduct risk is the risk that the actions of the company have a negative impact on customers, competition in the marketplace or market integrity and reputation. This risk can crystallise for many reasons, including compliance failures, conflicts of interest, poor culture and individual behaviour. It may negatively impact the company's reputation leading to loss of business, and/or regulatory sanctions.

Effective identification and management of Conduct risk is key to the Company's future success. The Company has implemented a Conduct Risk management framework which identifies and manages Conduct risk within including through;

- Compliance policies and front office desk procedures
- A risk assessment framework covering conduct risk identification and mitigation, informing the compliance programme
- Measures of Board risk appetite for Conduct risk in the context of the Company's strategic objectives and business plan

- A formal compliance monitoring programme to review the effectiveness of key controls to mitigate potential conduct risk exposure
- Production and analysis of Conduct risk management information
- Company-wide Conduct risk training and awareness programme.

Legal Risk
Legal risk is the risk of loss or damage to the firm by failing to comply with any laws, regulations or contractual obligations applicable to its business activities or failure to take appropriate steps to manage legal claims or actions.

The Company manages legal risk by compliance with all applicable laws and regulations and promoting honesty and integrity by all staff. It seeks to promote prudent business growth and profitability through the rigorous control of legal and regulatory risks in support of the wider objectives of the Company. The Company has an established permanent Legal function that is independent of business activities and has sufficient resources to carry out its role including:

- Identification of the main legal and regulatory risk issues affecting the business, recommending how these will be managed and, where appropriate, elevating residual risks to the relevant front office department, risk management department or the Board and its sub-committees
- Identifying and advising on legal and regulatory change and its impact on the business and assisting with scoping and implementation of mitigating systems, controls and infrastructure
- Managing legal and regulatory risk through due diligence, review of contracts and transactions including establishing legal enforceability of collateral arrangements for MUS(EMEA) to liquidate or take possession of collateral in a timely manner in the event of the default, insolvency, bankruptcy or other credit event of obligors, negotiation of transaction documentation and the management of all legal and regulatory actions.

Reputational Risk
Reputational risk is the risk of loss arising from reputational damage in the event that the business activities deviate substantially from the expectations and confidence of customers, shareholders, investors, society and other wide-ranging stakeholders and any similar risk. It is usually a secondary risk which exacerbates the loss from another risk type. The Company's business is dependent on its reputation and it will impact its performance should it deteriorate. The Company has a Reputational Risk Management policy and controls to mitigate the impact and reduce the likelihood of reputational incidents. The policy includes escalation to the EMEA Reputational Risk Management Committee which oversees the reputational risk profile of the company on behalf of the ERMC.

Such incidents can occur in any type of risk from market through to operational, or from external risks over which the Company has no direct control. The Reputational Risk Management Policy sets out how the risk of reputational events is managed.

Business and Risk Management Policies (continued)

IBOR transition

Following the announcement by the UK's FCA in July 2017 that LIBOR is expected to be phased out by the end of 2021, MUFG has set up internal working groups to assess impacts and actively manage the LIBOR transition while mitigating associated risks. This transition process poses a number of challenges and exposes the Company to contractual and financial risks. MUFG is taking steps to mitigate these risks through initiatives such as development of new systems and related review and amendment of legal agreements. In addition, the Company continues to engage with industry participants.

Status of Regulatory Capital Resources

The Company's regulatory capital resources are assessed under the Capital Requirements Regulation and the Capital Requirements Directive IV ('CRDIV'). The Company's capital consists of Tier 1 – share capital, retained earnings and Additional Tier 1 instruments,

and Tier 2 – subordinated debt which is fixed term and denominated in Japanese Yen.

The Company manages its risk profile and its capital resources with the objective of maintaining a capital ratio in excess of the Capital Resources Requirement for its risk profile at all times. The management of the Company's capital is carried out under the principle that it should not unexpectedly need to raise new capital or significantly reduce its risk taking in order to meet its capital management objectives.

The Company has fulfilled its capital requirements at all times during the year.

The Company's capital resources, Pillar 1 capital requirements and capital ratios for 2020 and 2019 are shown in the table below:

As at 31 December	2020 £m	2019 £m
Common Equity Tier 1 Capital after Deductions	1,470	1,408
Additional Tier 1 Capital after Deductions	464	464
Tier 2 Capital after Deductions	312	306
Total Capital Resources	**2,246**	**2,178**

As at 31 December	2020 £m	2019 £m
Credit Risk (including Concentration Risk)	442	485
Market Risk	189	217
Operational Risk	57	53
Total Capital Requirements	**688**	**755**

As at 31 December	2020 %	2019 %
Common Equity Tier 1 Ratio (Common Equity Tier 1 / Risk Weighted Assets)	17.1	14.9
Tier 1 Ratio (Tier 1 / Risk Weighted Assets)	22.5	19.8
Total Capital Ratio (Total Capital / Risk Weighted Assets)	**26.1**	**23.1**

Independent auditor's report to the members of MUFG Securities EMEA plc

Report on the audit of the financial statements

Opinion

In our opinion the financial statements of MUFG Securities EMEA plc (the 'company'):

- give a true and fair view of the state of the company's affairs as at 31 December 2020 and of its profit for the year then ended;
- have been properly prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and International Financial Reporting Standards (IFRSs) as adopted by the EU; and
- have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements which comprise:

- the company income statement;
- the company statement of comprehensive income;
- the company statement of financial position;
- the company statement of changes in equity;
- the company cash flow statement;
- the accounting policies; and
- the related notes 1 to 36.

The financial reporting framework that has been applied in their preparation is applicable law and international accounting standards in conformity with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the auditor's responsibilities for the audit of the financial statements section of our report.

We are independent of the company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the Financial Reporting Council's (the 'FRC's') Ethical Standard, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

Our evaluation of the directors' assessment of the company's ability to continue to adopt the going concern basis of accounting included our assessment of the company's:

- profitability and forecast profitability over the lookout period
- financing facilities including nature of facilities, repayment terms and covenants
- linkage to business model and medium-term risks
- assumptions used in the forecasts and historical accuracy of forecasts prepared by management
- amount of headroom in the capital and liquidity forecasts
- capital and liquidity stress testing.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Other information

The other information comprises the information included in the annual report, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report. Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in our report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit, or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of directors

As explained more fully in the directors' responsibilities statement, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Responsibilities of directors (continued)

In preparing the financial statements, the directors are responsible for assessing the company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Extent to which the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

We considered the nature of the company's industry and its control environment and reviewed the company's documentation of their policies and procedures relating to fraud and compliance with laws and regulations. We also enquired of management, including the Head of Compliance, Co-heads of Legal, CRO, Head of Internal Audit and members of the Audit Committee about their own identification and assessment of the risks of irregularities.

We obtained an understanding of the legal and regulatory frameworks that the company operates in, and identified the key laws and regulations that:

- had a direct effect on the determination of material amounts and disclosures in the financial statements. These include the UK Companies Act and tax legislation; and
- do not have a direct effect on the financial statements but compliance with which may be fundamental to the company's ability to operate or to avoid a material penalty. These included the company's operating licence and regulatory solvency requirements.

We discussed among the audit engagement team including relevant internal specialists such as tax, valuations, IT and actuarial specialists regarding the opportunities and incentives that may exist within the organisation for fraud and how and where fraud might occur in the financial statements.

In common with all audits under ISAs (UK), we are also required to perform specific procedures to respond to the risk of management override. In addressing the risk of fraud through management override of controls, testing the appropriateness of journal entries and other adjustments; assessing whether the judgements made in making accounting estimates are indicative of a potential bias; and evaluating the business rationale of any significant transactions that are unusual or outside the normal course of business.

In addition to the above, our procedures to respond to the risks identified included the following:

- reviewing financial statement disclosures by testing to supporting documentation to assess compliance with provisions of relevant laws and regulations described as having a direct effect on the financial statements;
- performing analytical procedures to identify any unusual or unexpected relationships that may indicate risks of material misstatement due to fraud;
- enquiring of management, internal audit and in-house legal counsel concerning actual and potential litigation and claims, and instances of non-compliance with laws and regulations; and
- reading minutes of meetings of those charged with governance, reviewing internal audit reports and reviewing correspondence with HMRC, the PRA and the FCA.

Report on other legal and regulatory requirements

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, based on the work undertaken in the course of the audit:

- the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

In the light of the knowledge and understanding of the company and its environment obtained in the course of the audit, we have not identified any material misstatements in the strategic report or the directors' report.

Matters on which we are required to report by exception

Under the Companies Act 2006 we are required to report in respect of the following matters if, in our opinion:

- adequate accounting records have not been kept, or returns adequate for our audit have not been received from branches not visited by us; or
- the financial statements are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

We have nothing to report in respect of these matters.

Opinion on other matter prescribed by the Capital Requirements (Country-by-Country Reporting) Regulations 2013

In our opinion the information given in Note 36 to the financial statements for the financial year ended 31 December 2020 has been properly prepared, in all material respects, in accordance with the Capital Requirements (Country-by-Country Reporting) Regulations 2013.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

KK Grewal

Kulbir Grewal ACA (Senior statutory auditor)
For and on behalf of Deloitte LLP
Statutory Auditor
London, United Kingdom
11 March 2021

Financial Statements

Company income statement

For the year ended 31 December	Notes	2020 £'000	2019 £'000
Interest income	3	26,874	25,737
Interest expense	4	(28,158)	(24,125)
Net interest income		**(1,284)**	**1,612**
Fees and commissions income		74,642	67,921
Fees and commissions expense		(23,471)	(17,984)
Net fees and commissions income		**51,171**	**49,937**
Trading income		**398,258**	**315,716**
Net investment income / (expense)		**(3,082)**	**4,655**
Other income		**3,933**	**2,231**
Total operating income		**448,996**	**374,151**
Administrative expenses	5	(251,625)	(238,049)
Amortisation of intangible assets	15	(26,287)	(21,560)
Depreciation of property, plant and equipment	16	(2,872)	(2,869)
Depreciation of right-of-use assets	17	(4,905)	(4,813)
Total operating expenses		**(285,689)**	**(267,291)**
Share of gain in subsidiary	18	10,886	4,829
Profit on ordinary activities before taxation		**174,193**	**111,689**
Taxation	9	(39,617)	(27,750)
Profit attributable to owners of the company		**134,576**	**83,939**

The above results are derived from continuing operations of the business.

Company statement of comprehensive income

For the year ended 31 December	2020 £'000	2019 £'000
Profit after tax	134,576	83,939
Other comprehensive (loss) / income from continuing operations:		
Revaluation of securities at fair value through other comprehensive income (FVTOCI)		
Net gains from changes in fair value	2,469	3,694
Net (gains) / losses transferred to net profit	79	(3,300)
Taxation	(695)	(159)
Cash flow hedging reserve		
Net gains from changes in fair value	129	324
Net (gains) transferred to net profit	-	(206)
Taxation	(36)	(32)
Net investment hedge reserve		
Change in value of the hedged item due to changes in spot rate	9,564	(4,006)
Changes in value of the hedging instrument due to changes in spot rate	(9,564)	4,006
Taxation	-	-
Total comprehensive income that may be recycled to profit or loss	**136,522**	**84,260**
Other comprehensive (loss) / income not recycled to profit or loss		
Actuarial gains / (loss)es in retirement benefit schemes	1,867	(9,230)
Taxation	(585)	2,446
Total other comprehensive income / (loss)	**1,282**	**(6,784)**
Total comprehensive income for the year attributable to owners of the company	**137,804**	**77,476**

Financial Statements (continued)

Company statement of financial position

As at 31 December	Notes	2020 £'000	*2019 £'000
ASSETS			
Cash and balances at central banks		2,634,106	151,650
Securities at FVTOCI	11	1,504,097	1,333,140
Trading portfolio financial assets	12	15,042,417	14,053,869
Derivative financial instruments	13	18,667,574	15,781,720
Reverse repurchase agreements		27,878,922	32,941,146
Other financing at fair value	14	1,033,472	1,199,633
Cash collateral on securities borrowed		4,585,005	3,684,652
Cash collateral paid to derivative counterparties and brokers		2,757,322	2,691,991
Deferred tax asset	9	3,301	9,788
Intangible assets	15	77,768	69,294
Property, plant and equipment	16	10,312	11,526
Right-of-use assets	17	29,640	31,225
Investment in subsidiary	18	192,609	172,023
Other assets	19	230,638	359,101
Total assets		**74,647,183**	**72,490,758**
LIABILITIES			
Deposits by banks		5,684	15,189
Trading portfolio financial liabilities	20	8,857,771	10,513,925
Derivative financial instruments	13	16,419,880	14,723,352
Repurchase agreements		29,801,088	29,053,686
Cash collateral on securities lent		560,748	535,405
Cash collateral received from derivative counterparties and brokers		8,650,101	7,358,590
Financial liabilities designated at fair value	21	6,216,932	6,859,508
Financial liabilities at amortised cost	22	1,633,029	875,819
Other liabilities	23	313,888	492,663
Total liabilities		**72,459,121**	**70,428,137**
EQUITY			
Equity instruments	24	1,747,094	1,747,094
Other reserves		2,870	924
Retained earnings		438,098	314,603
Total equity		**2,188,062**	**2,062,621**
Total liabilities and equity		**74,647,183**	**72,490,758**



Company Number: 1698498

The financial statements on pages 44 to 89 and business and risk management policies on pages 30 to 40 were approved by the Board of Directors and authorised for issue on 11 March 2021 and signed on its behalf by:

Christopher Kyle
Chief Financial Officer
11 March 2021

* 2019 includes presentational changes. These changes have not impacted 'Total assets' or 'Total liabilities' balances.
New categories and classifications include:
1. 'Other financing held at fair value' which includes balances previously presented within 'Equity finance assets', 'Reverse repurchase agreements' and 'Other assets'.
2. 'Cash collateral paid to derivative counterparties and brokers' which includes balances previously presented within 'Other Assets'
3. 'Cash collateral received from derivative and broker counterparties' which includes balances previously presented within 'Other liabilities'.
4. 'Financial liabilities at amortised cost' which includes balances previously presented within 'Senior unsecured loan' and 'Subordinated liabilities'
Refer to note 34 for further information.

Company statement of changes in equity

	Equity instruments £'000	Securities held at FVTOCI £'000	Available for sale reserve £'000	Cash flow hedging reserve £'000	Cumulative translation adjustment £'000	Retained earnings £'000	Total equity £'000
2019							
As at 31 December 2018	1,335,380	547	-	56	-	249,859	1,585,842
IFRS 16 adoption adjustment	-	-	-	-	-	(2,260)	(2,260)
As at 1 January 2019	1,335,380	547	-	56	-	247,599	1,583,582
Profit after tax	-	-	-	-	-	83,939	83,939
Issue of equity instruments	411,714	-	-	-	-	-	411,714
AT1 coupon	-	-	-	-	-	(10,151)	(10,151)
Securities held at FVTOCI	-	235	-	-	-	-	235
Cash flow hedges	-	-	-	86	-	-	86
Revaluation on equity method investment	-	-	-	-	(4,006)	-	(4,006)
Transfer of NIH instruments	-	-	-	-	4,006	-	4,006
Actuarial loss	-	-	-	-	-	(6,784)	(6,784)
As at 31 December 2019	**1,747,094**	**782**	**-**	**142**	**-**	**314,603**	**2,062,621**
2020							
As at 1 January 2020	1,747,094	782	-	142	-	314,603	2,062,621
Profit after tax	-	-	-	-	-	134,576	134,576
AT1 coupon	-	-	-	-	-	(12,363)	(12,363)
Securities held at FVTOCI	-	1,853	-	-	-	-	1,853
Cash flow hedges	-	-	-	93	-	-	93
Revaluation on equity method investment	-	-	-	-	9,564	-	9,564
Transfer of NIH instruments	-	-	-	-	(9,564)	-	(9,564)
Actuarial gain	-	-	-	-	-	1,282	1,282
As at 31 December 2020	**1,747,094**	**2,635**	**-**	**235**	**-**	**438,098**	**2,188,062**

Financial Statements (continued)

Company cash flow statement

For the year ended 31 December	Note	2020 £'000	2019 £'000
Reconciliation of profit before tax to net cash flows from operating activities			
Profit before tax		174,193	111,689
Adjustment for non-cash items:			
Depreciation and impairment of property, plant and equipment		2,873	2,869
Amortisation and impairment of intangible assets		26,286	21,560
Depreciation of right of use asset		4,905	4,813
Net loss on disposal of property, plant and equipment and intangible assets		-	31
(Profit) / loss on investment in subsidiary		(11,022)	(823)
Changes in operating assets and liabilities:			
Net (increase) in trading portfolio financial assets and liabilities		(2,644,702)	(2,603,676)
Net decrease / (increase) in derivative financial instruments		(1,189,419)	627,324
Net decrease / (increase) in reverse repurchase agreements		5,062,224	(7,094,051)
Net increase in repurchase agreements		747,402	9,342,355
Net (increase) / decrease in cash collateral for securities and derivatives		351,170	(170,862)
Net decrease / (increase) in other assets		302,394	(470,234)
Net (decrease) in other liabilities		(160,924)	(229,069)
Corporation tax paid		(52,968)	(10,867)
Net cash used in operating activities		**2,612,412**	**(468,941)**
(Purchase) of property, plant and equipment		(1,664)	(2,634)
(Purchase) of intangible assets		(35,882)	(29,181)
(Purchase) of securities at FVTOCI		(1,755,174)	(1,044,739)
Investment in subsidiary		-	(155,684)
Proceeds from disposal or transfer of property, plant and equipment		6	2,182
Proceeds from disposal or transfer of intangible assets		1,121	11,071
Proceeds from sale or redemption of securities at FVTOCI		1,582,364	400,021
Other cash inflows / (outflows) associated with investing activities		(7,618)	321
Net cash from investing activities		**(216,847)**	**(818,643)**
Proceeds from issuance of ordinary share capital		-	411,714
Proceeds / (repayments) of financial liabilities at amortised cost		757,210	(33,038)
Proceeds from financial liabilities designated at fair value		11,275,525	11,907,152
Repayments of financial liabilities designated at fair value		(11,918,101)	(11,031,615)
Distributions paid to holders of AT1 capital		(12,364)	(10,150)
Lease payments		(5,874)	(5,984)
Net cash from financing activities	10	**96,396**	**1,238,079**
Net (decrease) / increase in cash and cash equivalents		**2,491,961**	**(49,505)**
Opening cash and cash equivalents		136,461	185,966
Net cash (decrease) / increase		2,512,996	(76,581)
Foreign exchange		(21,035)	27,076
Closing cash and cash equivalents	10	**2,628,422**	**136,461**
Cash and balances at central banks		2,634,106	151,650
Deposits by banks		(5,684)	(15,189)
Total cash and cash equivalents	10	**2,628,422**	**136,461**

Notes on Financial Statements

1   Accounting policies

Basis of preparation of company accounts

The financial information includes the financial statements of the Company for the year ended 31 December 2020. The financial information has been preparedin accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the Companies Act 2006.

The financial statements have been prepared on a going concern basis due to expected future profitability, strong capital and liquidity position. The Company's business activities, together with the factors likely to affect its future development, performance and position are set out in the Strategic Report on pages 2 to 5. The financial position of the Company, its liquidity position and borrowing facilities are described through the financial statements beginning on page 44. In addition, the Business and Risk Management Policies on pages 30 to 40 include the Company's objectives, policies and processes for managing its capital; its financial risk management objectives; and various forms of risk.

The Company has considerable financial resources in place. Additionally, the Company has contracts with both a broad range of customers and financial institutions across different geographic areas. As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully despite the current uncertain global economic outlook. The Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis in preparing the annual financial statements, refer to the strategic report on pages 2 to 5.

The Company has elected to make use of the parent company exemption within IFRS 10, exempting it from the requirement to prepare consolidated financial statements. The Company's parent, MUSHD, has been consulted and does not object to this approach. The consolidated financial statements of MUSHD include the results of the Company and its subsidiary. As such, the investment in subsidiary is included within these separate financial statements using the equity method of accounting as defined in IAS 28.

Use of estimates and judgements

The preparation of financial information requires the use of estimates and judgements about future conditions. The use of available information and the application of assumptions are inherent in the formation of estimates; actual results in the future may differ from estimates upon which financial information is prepared.

Critical accounting policies where management estimates are applied are:

- the valuation of Level 3 financial instruments, where there is no active market for a financial instrument and valuation techniques are used that depend on unobservable parameters (refer to Note 27),
- discretionary compensation accruals following the change of the performance review cycle as well as related vesting and payment dates (refer to Note 5),
- metrics which support the actuarial valuation of the defined benefit pension scheme (refer to Note 8).

The critical accounting policies where management judgement is applied is timing of recognition of day 1 PL (refer to Note 27)

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies. The most significant judgements relate to expected future profitability. See below for further comments on fair value measurement of financial assets and liabilities.

Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the instrument, and are initially measured at fair value.

Financial assets

Financial assets are classified as financial assets at amortised cost, financial assets at fair value through Other Comprehensive Income ('FVTOCI') or financial assets mandatory at fair value through profit and loss ('FVTPL'). The classification of financial assets is determined by a 2 step process: analysis of the business model under which the asset is held; and, where required, analysis of the contractual terms of the financial asset.

Financial assets held at amortised cost

Financial assets may be measured at amortised cost where they are:

- Held in a business model under which the Company intends to hold the asset in order to collect payments of principal and interest, and
- The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Where assets are held at amortised cost, the carrying value is calculated using the effective interest rate method, less any impairment.

Financial assets at amortised cost include: cash and balances at central banks; cash collateral paid to derivative counterparties and brokers; and other assets.

Financial assets held at FVTOCI

Financial assets are measured at fair value through other comprehensive income ('FVTOCI') where they are:

- Held in a business model under which the Company may either sell the asset or hold it in order to collect contractual cash flows, and
- The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal ('SPPI') amount outstanding.

Financial assets held at FVTOCI (continued)

Interest income is recognised in the income statement using the effective interest method. Foreign exchange gains or losses on assets held at FVTOCI are recognised in net trading income. Fair value changes attributable to hedged risks on instruments designated in fair value hedge accounting relationships are recognised in net trading income. Other fair value changes are recognised directly in shareholder's equity within the Securities held at FVTOCI reserve until the investment is sold or – impaired, at which time the balance in equity is recycled to the income statement within net investment income.

This category is used for certain high credit quality debt securities purchased by the Company to satisfy regulatory liquidity obligations, and as such, are available to be sold at short notice to meet the cash demands of the business.

Financial assets held mandatory at FVTPL

Financial assets are mandatory measured at fair value through profit or loss ('FVTPL') where they do not meet the criteria to be carried under a different classification.

Such financial assets are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these assets and liabilities together with related interest income, interest expense and dividends, are recognised in the income statement within trading income as they arise.

The majority of the Company's financial assets are held within this category, including trading portfolio financial assets, derivatives, reverse repurchase agreements and other financing at fair value.

Option to designate a financial asset at FVTPL

The Company may irrevocably designate a financial asset as held at FVTPL upon initial recognition where doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from carrying financial assets or financial liabilities on different bases.

Option to carry certain equity investments at FVTOCI

The Company may make an irrevocable designation for certain investments in equity securities, that would otherwise be measured at FVTPL, to present changes in fair value through other comprehensive income. Where the Company chooses this election, dividends on those securities will be recorded through the PL as the Company becomes contractually entitled to receive them. Any other gains or losses on these securities, included those related to currency translation, are recorded in other comprehensive income and may not subsequently be reclassified to PL, but may be transferred between elements of shareholder's equity.

Identification and measurement of impairment

The recognition and measurement of impairment under IFRS 9 is based on an internal expected credit loss ('ECL') model. The Company recognises expected credit losses for financial assets carried at amortised cost and FVTOCI. Expected credit losses are estimated on a forward-looking basis as a function of the probability of default, loss given default, and the Company's exposure at default; and represent the difference between all contractual cash flows that are due under the contract and all the cash flows that the Company expects to receive, discounted at the original effective interest rate of the instrument.

The ECL model applied classifies these financial assets in the following stages:

- Stage 1: Performing assets – 12-month
  ECL Financial instruments that have not experienced significant increase in credit risk since initial recognition. Provision is determined based on probability of default event occurring within the next 12 months ('12-month ECL'). The Company calculates 12 month expected losses for the majority of assets held due to the high credit quality of instruments within the amortised cost and FVTOCI categories
- Stage 2: Under-performing assets – Lifetime ECL
  Financial instruments where a significant increase in credit risk has been identified but are not in default. Provision is determined based on probability of default event over the expected life of the financial instrument ('Lifetime ECL'). A financial asset moves from Stage 1 to Stage 2 when there is a significant increase in credit risk (SICR) since initial recognition, which is assessed by analysis of published credit ratings and other factors where appropriate. The Company assumes that there has been no significant increase in credit risk where the asset is determined to be of low credit risk at the reporting date. An asset has low credit risk where it has been assigned an external rating within the investment grade range
- Stage 3: Non-performing assets – Lifetime ECL
  Financial instruments are classified as Stage 3 where a default has been identified. The definition of default is aligned with the EBA definition within the context of risk management. Stage 3 provisions are determined based on a Lifetime ECL using a Discounted Cash Flow (DCF) method. The company does not currently calculate lifetime ECL for any assets.

The Company calculates 12 month expected losses for the majority of assets held due to the high credit quality of instruments within the amortised cost and FVTOCI categories. 12 month expected credit losses represent that portion of lifetime expected credit losses which result from default events on the asset that are possible within 12 months of the reporting date. The ECL for the current and prior year is not material.

Financial liabilities

Financial liabilities are held at amortised cost except where they meet the conditions listed below to be carried at FVTPL. Where liabilities are held at amortised cost, the carrying value is calculated using the effective interest rate method.

Trading liabilities

Repurchase agreements, derivatives, short positions in debt (bonds, pass through notes and asset backed securities) and equity securities, or positions which are part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking, are classified as held for trading. Such financial liabilities are recognised initially at fair value, with transaction costs taken to the income statement, and are subsequently remeasured at fair value. All subsequent gains and losses from changes in the fair value of these liabilities together with related interest income, interest expense and dividends, are recognised in the income statement within trading income as they arise.

Financial liabilities designated at FVTPL
Financial liabilities, other than those held for trading, are classified in this category if they meet one or more of the criteria set out below, and are so designated by management upon initial recognition. The Company may designate financial liabilities at fair value when doing so results in more relevant information due to the following:

- It eliminates or significantly reduces valuation or recognition inconsistencies that would otherwise arise from measuring financial assets or financial liabilities, or recognising gains and losses on them, on different bases. Under this criterion, the main class of financial instruments designated by the Company includes medium term note issues and money market loans and deposits. The return on certain instruments has been matched with derivatives. An accounting mismatch would arise if the debt securities and money market transactions were accounted for at amortised cost, because the related derivatives are measured at fair value with movements in the fair value taken through the income statement. By designating these assets and liabilities at fair value, the movement in their fair value will also be recorded in the income statement.
- Groups of financial assets, financial liabilities or combinations thereof are managed and their performance evaluated, on a fair value basis in accordance with a documented risk management or investment strategy, and information about groups of financial instruments is reported to management on that basis.
- Certain financial instruments contain one or more embedded derivatives that significantly modify the cash flows resulting from those financial instruments.

Where financial liabilities have been designated at FVTPL, movements in their value due to changes in the Company's own credit risk are required to be recorded through other comprehensive income. As the Company does not have significant debt issuances to external investors, it measures changes in the value of issued debt due to movements in own credit by assessing movements in the credit spread charged by investors when they purchase newly issued debt from the treasury function of the immediate parent. The Company sources funds through this treasury function, and carries a credit rating consistent with its immediate parent. Due to the stability of funding costs achieved by the immediate parent, these changes in value were not material during the period. The Company trades structured notes, reported within financial liabilities designated at fair value, which include embedded derivatives and has elected to designate these at FVTPL.

All other subsequent gains and losses from changes in the fair value of these liabilities, together with related interest expense are recognised within trading, in the income statement.

Issued debt – financial liability vs equity classification
Issued financial instruments or their components are classified as equity when there is no contractual obligation to transfer cash, other financial assets or issue a variable number of the Company's own equity instruments to the holder of the instrument. The proceeds of the issue are recorded directly in equity, and held at historical cost. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Dividends and other returns to equity holders are recognised as a deduction from distributable reserves within equity when paid or declared by the Company.

Issued financial instruments or their components are classified as liabilities if the underlying contract results in a present obligation for the Company to either deliver cash, another financial asset, or a variable number of the Company's own equity shares to the holder of the instrument. Financial liabilities are measured at amortised cost, except for trading liabilities and liabilities designated at fair value, which are held at FVTPL.

Where issued financial instruments contain both liability and equity components, these are accounted for separately. The fair value of the debt is estimated first and the remainder of the proceeds are included within equity. No such compound instruments existed at year-end or throughout the year.

Embedded derivatives
Derivatives may be embedded in other contractual arrangements. Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host; the terms of the embedded derivatives would meet the definition of a stand-alone derivative if they were contained in a separate contract; and the combined contract is a financial liability not held for trading or designated at fair value. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement.

The Company has embedded derivatives within its issued structured notes portfolio. Those notes are carried at FVTPL under the fair value option.

Repurchase and resale agreements
Securities which have been sold subject to an agreement to repurchase remain on the balance sheet and a liability based on the net present value of the associated future cash out flows is recorded within liabilities. Securities acquired in purchase and resale transactions are not recognised on the balance sheet and an asset based on the net present value of the associated future cash receipts is recorded within assets.

Sale and repurchase and reverse repurchase agreements are managed together as a portfolio on a fair value basis and are accounted for at FVTPL. As such, the balances recorded in assets and liabilities are subsequently remeasured at fair value. Gains and losses from changes in the fair value of the associated cash flows are recognised in the income statement as they arise. Assets and liabilities are offset and the net amount reported on the balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis.

Notes on Financial Statements (continued)

Derivatives

Where contracts meet the definition of a derivative within IFRS 9, they are recognised initially, and are subsequently remeasured, at fair value. All changes in fair value, except for certain gains and losses related to cash flow hedges and net investment hedges, are recognised in the income statement within trading income as they arise. Fair values are obtained from quoted market prices in active markets, or using valuation techniques where an active market does not exist. Valuation techniques include discounted cash flow models, recent market transactions and option pricing models as appropriate. All derivatives are classified as assets when their fair value is positive or as liabilities when their fair value is negative. Derivatives are recognised using trade date accounting.

The company makes use of the exemption from derivative accounting permitted within the standard for regular way purchases and sales of securities – these are accounted for using settlement date accounting.

Financial assets and liabilities are offset and the net amount reported on the balance sheet if, and only if, the entity currently has a legally enforceable right of offset and there is an intention to settle on a net basis, or to realise an asset and settle the liability simultaneously. In many cases, even though master netting agreements are in place, the related assets and liabilities are presented gross on the balance sheet as these requirements are not met.

The value of derivative contracts has been adjusted to include the impact of counterparty credit risk ('CVA') and the cost and benefit of future funding ('FVA'). The impact of changes in the Company's own credit risk ('DVA') is materially included within the application of FVA. The Company is the beneficiary of an intercompany guarantee from MUFG Bank which provides the Company with protection against default over a portfolio of corporate derivatives. This guarantee does not meet the definition in IFRS 9 of a financial guarantee, and as such is accounted for as a credit derivative.

Collateral

Cash collateral pledged by the Company, which is included within cash collateral paid to derivative counterparties and brokers and other assets balances, is classified within financial assets at amortised cost. Cash collateral pledged by counterparties, which is included within the cash collateral received from derivative counterparties and brokers balance, is classified as a financial liability measured at amortised cost. These balances are initially measured at fair value and subsequently measured at amortised cost.

Where securities are posted to counterparties as collateral against liabilities of the Company the security will be retained on the Company's balance sheet and will not impact the recorded liability. Collateral received in the form of securities is not recorded on the balance sheet.

Derecognition of financial assets and liabilities

Financial assets are derecognised when the rights to receive cash flows from the assets have expired; or when the Company has transferred both its contractual right to receive the cash flows of the financial assets, and substantially all the risks and rewards of ownership; or where control is not retained. Financial liabilities are derecognised when they are extinguished, that is when the obligation is discharged, cancelled or expired.

Hedge accounting

At the inception of a hedging relationship, the Company documents the relationship between the hedging instruments and the hedged items, its risk management objective, its strategy for undertaking the hedge, and how it will assess hedge effectiveness.

The Company also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging relationships continue to meet hedge effectiveness requirements. Following the adoption of IFRS 9 hedge accounting, the Company assesses the following hedge effectiveness requirements using a combination of qualitative and, where applicable, quantitative methods:

- An economic relationship exists between the hedged item and the hedging instrument;
- Credit risk does not dominate the changes in value of either the hedged item or the hedging instrument; and
- The hedge ratio is consistent with the Company's risk management policy

Hedges are designated by the Company as one of: hedges of the change in fair value of recognised assets or liabilities ('fair value hedges'); hedges of the variability of cash flows attributable to a recognised asset or liability or a forecast transaction ('cash flow hedges'); or hedges of a net investment in a foreign operation.

Hedges directly affected by the interest rate benchmark reform

The Company adopted the IASBs phase 1 amendments on 1 January 2020. In assessing whether the hedge is expected to be highly effective on a forward-looking basis, the Company has assumed that the USD LIBOR, GBP LIBOR or EONIA interest rates on which the cash flows of the interest rate swaps that hedge fixed rate securities and fixed rate debt are based are not altered by IBOR reform. The Company also continues hedge accounting where the interest rate component may not be separately identifiable, until the uncertainty arising from IBOR reform with respect to the timing and the amount of the underlying cash flows that the Company is exposed to ends.

Fair value hedges

Changes in the fair value of derivatives that are designated, and qualify, as fair value hedging instruments are recorded in the income statement, along with changes in the fair value of the hedged assets, liabilities or groups thereof that are attributable to the hedged risk. If a hedging relationship no longer meets the criteria for hedge accounting, taking into account any reliefs from usual criteria for changes to hedging relationships required by IBOR refor, the cumulative adjustment to the carrying amount of the hedged item is amortised to the income statement based on a recalculated effective interest rate over the residual period to maturity, unless the hedged item has been derecognised, in which case, it is released to the income statement immediately.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in shareholder's equity within the cash flow hedging reserve. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement in the periods in which the hedged item will affect profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the hedged transaction is recognised in the income statement. When a hedged forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as net investment hedges is recognised in shareholder's equity within the net investment hedge reserve. Any gain or loss in fair value relating to an ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled to the income statement only when the subsidiary is de-recognised. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity until the subsidiary is de-recognised.

Fair value measurement of financial assets and liabilities

Fair value is the amount for which an asset could be sold, or a liability transferred, between knowledgeable, willing parties in an arm's length transaction on the measurement date.

When available, the Company measures the fair value of an instrument using quoted prices in an active market for that instrument. A market is regarded as active if quoted prices are readily and regularly available and represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value using valuation techniques. Valuation techniques include using recent arm's length transactions between knowledgeable, willing parties (if available), reference to the current fair value of other instruments that are substantially the same, discounted cash flow analysis and option pricing models. The chosen valuation technique makes maximum use of market inputs, relies as little as possible on estimates specific to the Company, incorporates all factors that market participants would consider in setting a price, and is consistent with accepted economic methodologies for pricing financial instruments. Inputs to valuation techniques reasonably represent market expectations and measures of the risk-return factors inherent in the financial instrument. The Company calibrates valuation techniques and tests them for validity using prices from observable current market transactions in the same instrument or based on other available observable market data.

When unobservable market data has a significant impact on the valuation of financial instruments and the model valuations indicate initial profits or losses on the transaction, the entire initial gain or loss is not recognised immediately in the income statement. The initial gain or loss is measured as the difference in fair value indicated by the valuation model price and the transaction price. These gains or losses are deferred and recognised over the life of the transaction on a systematic basis, or when the inputs become observable, or the transaction matures or is closed out, or when the Company enters into an eligible offsetting or economic hedging transaction which provides a market data point to demonstrate observability of the unobservable input(s). Refer to Note 27 for further detail on the fair value of financial instruments.

Transactions in which the Company acts as an agent

Where the Company acts as an intermediary on behalf of another entity and does not have exposure to the significant risks and rewards associated with the activities performed, it is determined to be acting in an agency capacity. When examining relationships, MUS(EMEA) reviews which entity has primary responsibility for providing services to customers, has inventory risk, has latitude to establish prices, or bears credit risk of the transaction. In the absence of evidence or analysis to the contrary, MUS(EMEA) will follow the legal form of transactions and arrangements will be reported as principal relationships.

When the Company acts as an agent on behalf of another entity, neither the amounts collected from clients on behalf of the principal entity nor the amounts paid away to the principal entity are recorded as revenue. Rather, MUS(EMEA) records the net commissions received from the principal as revenue and such revenue is accrued as the service is provided. Similarly, unsettled amounts relating to agency trading will not be shown on the balance sheet.

Fees and commissions

Fees and commissions income include fees received when the Company acts as an underwriter or agent and from the provision of advisory services. Fees and commissions income typically arise on contracts where there is a single performance obligation. Revenues are recognised when the performance obligations are satisfied in accordance with the contract. This may be at a particular point in time or over a period of time.

Fees and commissions expenses include transaction and service fees. Amounts are recognised as the related services are received.

Client money segregation

The Company holds money on behalf of some clients in accordance with the Client Money Rules of the Financial Conduct Authority. Such monies and the corresponding amounts due to clients are not held on the balance sheet as the clients retain beneficial ownership.

Net interest income

The interest balances presented within the income statement represent the returns and costs to the firm of holding regulatory buffer assets and long term investment positions. These positions are held and managed within the Treasury function. Interest income represents coupon income and amortisation of any premium or discount arising upon purchase of securities held at FVTOCI and certain reverse repurchase agreements held at Amortised Cost. Interest expense represents the cost of funding these positions and includes the cost of repurchase agreements held as liabilities at amortised cost, interest payable on subordinated debt, interest payable on senior unsecured debt which is carried at amortised cost and interest costs on other sources of funds that support these investments.

Any coupon receivable or payable on items which are part of the trading activities of the Company are included directly within Trading Income.

Other income

Other income includes revenues for providing administrative support services to other Group companies, which are recognised when the performance obligations are satisfied.

Foreign currencies

The financial statements are presented in pounds sterling which is the presentation and functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies and open forward foreign exchange contracts are translated into the functional currency using the exchange rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items measured in terms of historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

Gains or losses on translation are generally included in the income statement. Gains or losses on translation are included in OCI for the following items:

- a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and
- qualifying cash flow hedges to the extent that the hedges are effective.

The assets and liabilities of the Company recognised in foreign currencies are translated to the Company's functional currency at the exchange rates of the reporting date. The income and expenses of the Company are translated to the Company's functional currency at the exchange rates at the dates of the transactions.

Property, plant and equipment and intangible assets

Property, plant and equipment and intangible assets are measured at cost less accumulated depreciation and any accumulated impairment losses.

Expenditure to bring purchased software into operational use and internally developed software are recognised as intangible assets when the Company considers that the software will be used in a manner that will generate future economic benefits and can reliably measure the costs of development.

All fixed assets are reviewed for impairment on an annual basis. Assets are impaired where it is considered that the future economic benefit of the asset is lower than its carrying amount. Such impairment losses are included directly in the income statement.

Depreciation is provided to write off the cost less estimated residual value of tangible fixed assets and intangible software assets by equal instalments over their estimated useful lives as follows:

Office furniture and fittings	5 years
Office machinery and equipment	3–5 years
Intangible software	4–7 years

Leases

The Company classifies a contract as containing a lease if the contract conveys the right to control the use of an identified asset for the period of time in exchange for consideration.

As a lessee, the Company recognises a lease liability and a corresponding right-of-use asset for all arrangements containing a lease, with the exception of short term leases (with the term of 12 months or less) and leases of assets of low value.

Lease liability is initially measured at the present value of the remaining lease payments at the commencement date, discounted applying lessee' incremental borrowing rate when there is no interest rate implicit in the lease, and presented within Other Liabilities (refer to Note 17). The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The associated right-of-use asset is initially recognised at the amount equal to the lease liability, adjusted by any accrued or prepaid lease payments, an initial estimate of restoration costs and any initial direct costs incurred by the Company as a lessee and presented as a separate line in the statement of financial position. Right-of-use asset is depreciated from the commencement date to the earlier of the useful life of the underlying asset or the end of the lease term. The Company applies the requirements of IAS 36 to determine whether the right-of-use asset has been impaired and to account for any identified impairment losses.

Investments in subsidiaries

The Company has elected to make use of the parent company exemption within IFRS 10, exempting it from the requirement to prepare consolidated financial statements. The Company's parent, MUSHD, has been consulted and does not object to this approach. The consolidated financial statements of MUSHD include the results of the Company and its subsidiary. As such, the investment in the subsidiary is included within these separate financial statements using the equity method of accounting as defined in IAS 28.

Under the equity method of accounting, the initial investment in the subsidiary is recorded at cost in the functional currency of the Company. The value of the investment will not be re-measured after the initial recording date, except for the following:

- The Company's share of the net profit / loss of the subsidiary at each reporting date – recording any net income / (expense) as a gain / (loss) in the PL and an increase / (decrease) in the value of the equity investment
- Any dividends or distributions received from the subsidiary will reduce the value of the investment on the balance sheet
- Movements in the value of the equity method investment due to changes in foreign currency exchange rates across periods will be recorded in Other Comprehensive Income.

Taxation

Taxation comprises current and deferred tax. Current tax and deferred tax are recognised in the income statement except to the extent that they relate to items recognised directly in equity.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognised in respect of all temporary differences and tax losses that have originated but not reversed by the balance sheet date. Temporary differences are divergences between the Company's results for tax purposes and its results as stated in the financial statements that arise from the inclusion of income and expenses in tax assessments in periods different from those in which they are recognised in the financial statements. Temporary differences and tax losses are taken into account if they have originated prior to the balance sheet date and are expected to reverse in one or more future periods.

Deferred tax is calculated at the tax rates that are expected to be applied to temporary differences or tax losses when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend to settle current tax liabilities and assets on a net basis.

A deferred tax asset is recognised for unused tax losses and other deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax balances are not discounted.

Employee benefits

Staff are remunerated through both salary and annual performance based discretionary compensation awards. Performance based awards are calculated annually, and reflect the performance of both the individual and the Company during that annual period. Portions of performance based awards are paid by the Company on deferred terms. From 2011 onwards, a portion of these deferred awards for certain employees subject to the PRA's Remuneration Code is linked to the performance of the share price of MUFG. These awards are termed Notional Stock Units (NSU's).

Where payments are made on a deferred basis and the cash value is fixed at the award date, the Company recognises the costs of the deferred awards during the period that the award is made, even though cash payments will not be made until future periods. The Company considers that this treatment most effectively represents the costs of employee compensation for the period.

Where payments are made on a deferred basis and the cash value is linked to the MUFG share price, the Company amortises the expected cost of the award across the entire deferral period, and records as an expense only that portion which is deemed to have accrued during the current period. The Company records post grant date changes in the value of the total award due to changes in the MUFG share price directly through expenses.

Pensions

The Company maintains both a defined contribution pension scheme and a defined benefit pension scheme (the defined benefit scheme is closed to new entrants and to future accruals).

For the defined contribution scheme, pension costs which represent the contributions payable to the scheme in respect of the accounting period are charged to the income statement.

For the defined benefit scheme, pension scheme assets are measured using market value. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term and currency to the liability. Any increase in the present value of the liabilities of the Company's defined benefit pension scheme expected to arise from employee service in the period is charged to Profit on ordinary activities before taxation. The expected return on the scheme's assets and the increase during the period in the present value of the scheme's liabilities arising from the passage of time are included in administrative expenses. Actuarial gains and losses are recognised in the statement of total comprehensive income. Deficits in the scheme are recognised in the Company's balance sheet. Surpluses are only recognised to the extent that they are recoverable through reduced contributions in the future or through refunds from the scheme.

The Company recognises the effect of material changes to the terms of its defined benefit pension scheme which reduce future benefits as curtailments; gains and losses are recognised in the income statement when the curtailments occur.

The Company revalues its defined benefit scheme at 30 June and 31 December each year, in consultation with the scheme's actuary. The assumptions underlying the calculations are used to determine the expected income statement charge for the year going forward.

Future Accounting Developments

The following standards, which have been issued but are not yet required to be applied, are likely to have an impact on the entity's financial reporting (note, standards or amendments which are not expected to have an impact on the Company's financial reporting have not been summarised here):

Amendments to IFRS 9, IAS 39 and IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform Phase 2

On the 27 August 2020, IASB completed its two-phase project on interest rate benchmark reform (IBOR reform) and issued amendments to address financial reporting issues when an existing interest rate benchmark is replaced with an alternative benchmark rate. The amendments introduce additional disclosure requirements and provide practical relief from certain requirements in IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 with respect to contract modifications, hedge accounting and leases.

The amendments will require the Company to account for a change in the basis for determining the contractual cash flows of a financial instrument measured using effective interest method that is required by IBOR reform by updating its effective interest rate. The Company expects no significant impact will arise as a result of applying the amendments to its financial instruments carried at amortised cost, FVTOCI or FVTPL that transition to alternative benchmark rates.

The amendments provide exceptions to hedge accounting requirements in the following areas:

- Allow amendment of the designation of a hedging relationship to reflect changes that are required by the reform;
- When a hedged item in a cash flow hedge is amended to reflect the changes that are required by the reform, the amount accumulated in the cash flow hedge reserve will be deemed to be based on the alternative benchmark rate on which the hedged future cash flows are determined;
- When a group of items is designated as a hedged item and an item in the group is amended to reflect the changes that are required by the reform, the hedged items are allocated to subgroups based on the benchmark rates being hedged;
- If an entity reasonably expects that an alternative benchmark rate will be separately identifiable within a period of 24 months, it is not prohibited from designating the rate as a non-contractually specified risk component if it is not separately identifiable at the designation date.

The amendments will require the Company to disclose additional information about its exposure to risks arising from IBOR reform and related risk management activities.

The amendments also provide a practical expedient to account for a lease modification that is required by IBOR reform in a similar fashion to any other change in estimate, rather than as a lease modification.

The Company will apply the amendments from 1 January 2021. The adoption is not expected to have a significant impact on the Company's financial reporting.

2 First time adoption of accounting standards

Only those standards which have been adopted and which have a potential impact on the Company's reporting are included below. Other changes to accounting standards in the current year have been adopted but had no material impact.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform Phase 1

On the 26 September 2019, IASB issued amendments to hedge accounting rules in IAS 39 and IFRS 9, as well as IFRS 7 disclosure requirements. Interest rate benchmark reform (IBOR reform) is expected to have an impact on financial reporting. The amendments provide temporary relief from applying specific hedge accounting requirements to hedging relationships directly affected by IBOR reform. The reliefs generally allow hedge accounting to continue during the period of uncertainty arising from the reform. However, any hedge ineffectiveness should continue to be recorded in the income statement. Furthermore, the amendments set out triggers for when the reliefs will end, which include when the uncertainty arising from IBOR reform is no longer present.

The application of the amendments impact the Company's accounting in the following ways:

- The Company has US dollar-denominated fixed rate debt which it fair value hedges using US dollar fixed to USD LIBOR interest rate swaps. The amendments permit continuation of hedge accounting even if in the future the hedged benchmark interest rate, USD LIBOR, may no longer be separately identifiable. However, this relief does not extend to the requirement that the designated interest rate risk component must continue to be reliably measureable. If the risk component is no longer reliably measureable, the hedging relationship is discontinued.
- The Company holds investments in sterling-denominated, US dollar-denominated and Euro-denominated fixed rate debt securities for liquidity management purposes under a 'held to collect and sell' business model. These securities are measured at fair value through other comprehensive income. The interest rate risk of the securities is hedged using fixed to GBP LIBOR or SONIA interest rate swaps, USD LIBOR or FedFunds interest rate swaps or EONIA interest rate swaps. As noted above, the amendments permit continuation of hedge accounting even if in the future the hedged benchmark interest rate, GBP LIBOR, USD LIBOR or EONIA may no longer be separately identifiable. However, if the risk component is no longer reliably measureable, the hedging relationship is discontinued.
- In assessing whether the hedge is expected to be highly effective on a forward-looking basis, the Company has assumed that the USD LIBOR, GBP LIBOR or EONIA interest rates on which the cash flows of the interest rate swaps that hedge fixed rate securities and fixed rate debt are based are not altered by IBOR reform.

Amendments are effective for annual reporting periods beginning on or after January 2020, with earlier adoption permitted. The Company has adopted the amendments from 1 January 2020. The adoption did not have any impact on the financial results of the Company.

The Company will continue to apply the IFRS 9 reliefs until the uncertainty arising from IBOR reform with respect to the timing and the amount of the underlying cash flows that the Company is exposed to ends. The Company has assumed that this uncertainty will not end until the Company's contracts that reference interest rate benchmarks affected by the reform are amended to specify the date the interest rate benchmark will be replaced and the cash flows of the alternative benchmark rate and the relevant spread adjustment. This will, in part, be dependent on the introduction and trigger of fall back clauses and negotiation with counterparties.

Below are details of the hedging instruments and hedged items in scope of the IFRS 9 amendments due to benchmark interest rate reform.

Hedge type	Hedged item	Instrument type	Underlying interest rate benchmark	Anticipated interest rate benchmark end date	GBP Notional	Notional of instruments maturing after anticipated end date
Fair value hedge	Fixed rate debt securities of the same maturity and nominal of the relevant swap	Pay sterling fixed, receive 3 month GBP LIBOR interest rate swap	GBP LIBOR	31 Dec 2021	51,921,000	51,921,000
		Pay USD fixed, receive 3 month USD LIBOR interest rate swap	USD LIBOR	30 Jun 2023	175,636,138	175,636,138
		Pay EUR fixed, receive EONIA interest rate swap	EONIA	03 Jan 2022	16,120,969	16,120,969
	US dollar fixed rate issued debt of the same maturity and nominal of the swaps	Pay 3 month USD LIBOR, received USD fixed interest rate swap	USD LIBOR	30 Jun 2023	731,817,243	731,817,243

Notes on Financial Statements (continued)

3   Interest income and similar income

	2020 £'000	2019 £'000
Interest on non-trading assets	26,874	25,737
	26,874	**25,737**

Interest income includes coupon earned on Securities at FVTOCI and cash deposits.

4   Interest expense

	2020 £'000	2019 £'000
Interest on non-trading liabilities	(424)	2,131
Interest on MUSHD USD loan	15,340	-
Interest on senior unsecured loan	10,715	19,530
Interest on subordinated liabilities	2,527	2,464
	28,158	**24,125**

Interest on loans and liabilities refers to the intercompany debt issued to the Company's immediate parent, MUSHD (refer to Note 22).

5   Administrative expenses

	2020 £'000	2019 £'000
Wages and salaries	115,882	135,327
Retirement benefits	5,729	5,242
Social security costs	16,147	17,801
Personnel expenses	**137,758**	**158,370**
Auditor's remuneration (Note 6)	1,058	812
Other administrative expense	112,809	78,867
General and administrative expenses	**113,867**	**79,679**
Total administrative expenses	**251,625**	**238,049**

The average number of employees of the Company was 672 (2019: 663), split 161:511 (2019: 165:498) between front office and support staff respectively.

Included within 'Wages and salaries' is a discretionary compensation accrual representing management's best estimate of the charge.

6 Auditor's remuneration

The analysis of the auditor's remuneration is as follows:

	2020 £'000	2019 £'000
Fees payable to the Company's auditor for audit and other services		
Statutory audit fees	795	543
Audit related assurance services	178	251
Other non-audit services relating to corporate finance	35	-
Other non-audit services	32	-
	1,040	**794**
Fees payable to the Company's auditor in respect of associated pension schemes	18	18
Total auditor's remuneration	**1,058**	**812**
Statutory audit fees of the Company's subsidiary	134	127

Fees for audit of the Company's subsidiary or not incurred, nor expensed by the Company.

7 Share based payment plans

Notional Stock Units
The Company awarded NSUs to a number of employees during the year. The NSUs are deferred over a period of 3, 5 or 7 years, depending on award date and the individuals role,and track the performance of MUFG shares (see accounting policies).

	2020		2019	
	No. Units ('000)	Value	No. Units ('000)	Value
No. of NSUs outstanding as at 1 January	**2,544**		**2,422**	
Granted during the year:				
No. of NSUs granted	3,058		1,780	
Value in £'000 equivalent at grant date		10,043		6,577
Less:				
No. of NSUs vested during the year	(566)		(1,617)	
No. of NSUs forfeited / cancelled (unvested)	(9)		(41)	
No. of NSUs as at 31 December	**5,027**		**2,544**	
Fair value of outstanding NSUs at 31 December £'000		16,356		10,492
Average share price at vesting / payment (JPY)		497		508

Notes on Financial Statements (continued)

8   Retirement benefits

The Company provides a defined contribution pension scheme, the Group Personal Pension Plan ('GPPP'), for employees of the Company. The assets of the scheme are held separately from those of the Company in an independently administered fund. The cost for the period recognised in the income statement was £6.2m (2019: £6.0m).

The Company also provides a funded, final salary, defined benefit pension scheme which was closed to new entrants and future accrual in 2011. The assets of the scheme are held separately from those of the Company in a segregated fund administered by trustees. The scheme is deemed to be a registered pension scheme under the terms of Schedule 36 of the Finance Act 2004 with scheme funding target objectives set by this act. Pension valuations are undertaken by independent qualified actuary with reporting guidelines set by the Technical Actuarial Standard with calculations consistent with the International Accounting Standard ('IAS19').

An update to the latest actuarial valuation was performed as at 31 December 2020 and the principal actuarial assumptions at the balance sheet date were as follows:

	2020 %	2019 %
Discount rate	1.30	1.90
RPI inflation assumption	3.10	3.20
CPI inflation assumption	2.30	2.20
LPI pension increase assumption	3.05	3.10

The discount rate assumption is based upon published corporate bond indices. The inflation assumptions reference Bank of England published yield curve data.

The underlying mortality assumption is based upon the standard table known as S3PXA_L on a year of birth usage with CMI_2019 future improvement factors with a long term annual rate of future improvement of 1.25% p.a. (2019: S3PXA_L on a year of birth usage with CMI_2018 future improvement factors with a long term annual rate of future improvement of 1.25% p.a.). This results in the following life expectancies:

- Male age 65 has a life expectancy of 23 years (previously also 23 years)
- Female age 65 has a life expectancy of 24 years (previously also 24 years)

The amounts recognised in the balance sheet as at the year end are as follows:

	2020 £'000	2019 £'000
Present value of funded obligations	(216,917)	(192,877)
Fair value of plan assets	254,649	209,050
Recognisable surplus in the scheme	**37,732**	**16,173**
Related deferred tax (liability)	(10,185)	(4,283)
Net pension asset	**27,547**	**11,890**

The amounts recognised in the income statement within administrative expenses total £469k credit (2019: £716k credit). The projected income for the calendar year 2021 is £491k credit within administrative expenses.

All scheme costs are met directly by the Company and are therefore excluded from these disclosures.

Changes to the present value of the scheme liabilities for the year end are as follows:

	2020 £'000	2019 £'000
Present value of unfunded obligation at opening	192,877	159,135
Interest cost	3,617	4,582
Past service cost	21	-
Actuarial remeasurement	25,457	35,457
Benefits paid	(5,055)	(6,297)
Present value of obligation at closing	**216,917**	**192,877**

Changes in the fair value of the scheme assets for the year end are as follows:

	2020 £'000	2019 £'000
Fair value of plan assets at opening	209,050	183,822
Expected return on plan assets	4,107	5,298
Actuarial remeasurement	27,324	26,227
Benefits paid by fund	(5,055)	(6,297)
Contributions paid by the Company	19,223	-
Fair value of scheme assets at closing	**254,649**	**209,050**

The expected contribution to be paid by the Company for the forthcoming year (year ending 31 December 2021) is Nil.

The market value of total scheme assets for the year end are as follows:

	2020 £'000	2019 £'000
UK equities	47,490	54,666
Overseas equities	148,515	124,087
Absolute return	-	10,037
Property funds	-	2,124
UK Gilts and corporate bonds	24,931	7,793
Cash	33,713	10,343
Total	**254,649**	**209,050**

All scheme assets have a quoted market price in an active market. The assets of the scheme are held separately from those of the Company in funds under the control of the Trustees of the scheme.

Notes on Financial Statements (continued)

8 Retirement benefits (continued)

The amounts recognised in Other Comprehensive Income for the year end are as follows:

	2020 £'000	2019 £'000
Actual return less expected return on scheme assets	27,324	26,227
Experienced gains and losses arising on scheme liabilities	3,682	(260)
Changes in assumptions underlying the present value of scheme liabilities	(29,139)	(35,197)
Actuarial (loss) / gain recognised in OCI	**1,867**	**(9,230)**

Movement in recognisable surplus during the year are as follows:

	2020 £'000	2019 £'000
Surplus at start of year	16,173	24,687
Income recognised in income statement	469	716
Contributions paid by the company	19,223	-
Recognised actuarial gain	1,867	(9,230)
Surplus at end of year	**37,732**	**16,173**

Analysis of present value of scheme liabilities:

	2020 %	2019 %
Deferred members	69	72
Current pensioners	31	28
Total	**100**	**100**

The below table shows the impact on the present value placed on the scheme's liabilities of the stated changes to the actuarial assumptions (refer page 60). These sensitivities have been determined by a full recalculation of the present value using the different assumptions and are therefore fully accurate (2019: same approach).

	2020 %	2019 %
Discount rate +/- 0.5%	-11 / +12	-10 / +12
RPI and CPI +/- 0.5%	+2 / -2	+3 / -3
Life expectancy +/- 1 year	+5 / -4	+5 / -5
Pension increase (in payment and deferment) +/- 0.5%	+2 / -2	+3 / -3

The weighted average duration of the scheme liabilities is approximately 22.5 years (2019: 22.5 years).

9 Applicable taxes

	2020 £'000	2019 £'000
UK corporation tax		
Current year	(32,524)	(22,625)
Adjustments in respect of prior years	(104)	2,347
	(32,628)	(20,278)
Foreign tax		
Current year	(1,818)	(852)
Total current tax	**(34,446)**	**(21,130)**
Deferred tax		
Origination and reversal of timing differences	(6,587)	(3,967)
Effect of increase in rate used to recognise deferred tax assets	1,194	
Adjustments in respect of prior years	222	(2,653)
Total deferred tax	**(5,171)**	**(6,620)**
Total tax expense	**(39,617)**	**(27,750)**

Corporation tax is calculated at 27% (2019: 27%) of the estimated taxable profit for the year. The Company continues to be subject to the 8% corporation tax surcharge applicable to banks and banking groups.

The charge for the year can be reconciled to the profit in the income statement as follows:

	2020 £'000	2019 £'000
Profit on ordinary activities before taxation	174,193	111,689
Tax at the UK corporation tax rate of 27% (2019: 27%)	(47,032)	(30,156)
Tax effect of expenses that are not deductible in determining taxable profits	(60)	(1,446)
Foreign tax suffered	(1,327)	(622)
Deferred tax prior year adjustment	222	(2,653)
Effect of reduction in rate used to recognise deferred tax assets	1,194	
Revaluation of deferred tax assets	-	(754)
Current tax prior year adjustment	(104)	2,347
Share of group bank surcharge allowance	1,219	1,447
Tax impact of profit / (loss) in subsidiary	2,933	1,346
AT1 coupon	3,338	2,741
Tax expense for the year	**(39,617)**	**(27,750)**

Notes on Financial Statements (continued)

9   Applicable taxes (continued)

In addition to the amount charged to the income statement, the following amounts related to tax have been recognised in Equity:

	2020 £'000	2019 £'000
Deferred tax		
Items that will not be reclassified subsequently to profit and loss		
Remeasurement of net defined benefit liability	(585)	2,446
Items that may be reclassified subsequently to profit or loss		
Securities held at FVTOCI (gains) / losses in period	(695)	(159)
Cash flow hedges (gains) / losses in period	(36)	(32)
Total income tax recognised in other comprehensive income	**(1,316)**	**2,255**

Deferred tax assets

The following are the deferred tax assets and liabilities recognised by the Company and movements thereon during the current reporting period.

	Charge to profit or loss £'000	Charge to OCI £'000	Balance as at 31 December 2020 £'000
Accelerated tax depreciation	(9)	-	3,119
Research & development expenditure	(951)	-	(3,809)
Deferred compensation	2,145	-	13,389
Spreading of IFRS16 transitional adjustment	(2)	-	733
Spreading of IFRS9 transitional adjustment	(185)	-	(157)
Spreading of IFRS13 transitional adjustment	(13)	-	1,349
Cash flow hedge reserve	-	(36)	(87)
Securities at FVTOCI	82	(695)	(1,051)
Retirement benefit obligations	(5,317)	(585)	(10,185)
Tax losses	(921)	-	-
Total	**(5,171)**	**(1,316)**	**3,301**

Deferred tax assets are valued at the applicable tax rate based on the period in which the underlying temporary difference is expected to reverse. The UK corporation tax rate reduction from 19% to 17% that was to become effective from April 2020 was cancelled in March 2020, and this has been taken into consideration in valuing the Company's net deferred tax asset. The deferred tax assets above have been recognised based on supporting profit forecasts demonstrating sufficient future profits against which the assets can be utilised. Tax losses from pre-April 2015 have been fully utilised in the year.

In the March 2021 Budget the Chancellor announced that the UK corporation tax rate would increase to 25%, this increase was not substantively enacted at the balance sheet and has not been taken into account in valuing the Company's deferred tax assets. The increase announced would result in a combined effective rate (including surcharge) of 33%, however the Chancellor also announced the Government will review the existing bank surcharge rate. The Government intends to set out the approach to the taxation of bank profits in Autumn 2021 with a view to ensuring the combined rate of tax on bank profits does not increase substantially from its current level.

10 Notes to the cash flow statement

Cash and cash equivalents comprise cash and short-term bank deposits with an original maturity of three months or less, net of outstanding bank overdrafts. The carrying amount of these assets is approximately equal to their face value. Cash and cash equivalents as shown in the statement of cash flows can be reconciled to the related items in the balance sheet position as shown below.

	2020 £'000	2019 £'000
Cash and balances at central banks	2,634,106	151,650
Deposits by banks repayable on demand	(5,684)	(15,189)
Total cash and cash equivalents	**2,628,422**	**136,461**

The table below details changes to the Company's liabilities arising from financing activities, including both cash and non-cash changes.

	Balance as at 1 January 2020 £'000	Financing cash and interest flows £'000	Changes in fair values £'000	Effect of changes in foreign exchange rates £'000	Balance as at 31 December 2020 £'000
Own issued notes	1,308,474	287,165	(23,991)	104	1,571,752
Commercial paper	1,124,073	(367,420)	3,489	(1,874)	758,268
Other financial liabilities	2,378,494	(465,816)	(1,903)	29,128	1,939,903
MUSHD loan facility	2,048,467	(191,168)	1,491	88,219	1,947,009
MUSHD USD loan	-	807,930	-	(37,000)	770,930
Short-term intercompany money market deposits	-	19,927	-	(19,927)	-
Senior unsecured loan	569,868	(1,738)	-	(18,081)	550,049
Subordinated liabilities	305,951	13	-	6,086	312,050
Total liabilities from financing activities	**7,735,327**	**88,893**	**(20,914)**	**46,655**	**7,849,961**

Notes on Financial Statements (continued)

11 Securities at fair value through other comprehensive income

The following table gives the carrying value of securities at fair value through other comprehensive income by major classifications.

	2020 £'000	2019 £'000
Government bonds	614,465	610,071
Other public sector securities	889,500	722,142
Corporate bonds		802
Total debt securities	**1,503,965**	**1,333,015**
Equity instruments	132	125
Total securities at FVTOCI	**1,504,097**	**1,333,140**

Expected credit losses have been calculated for securities within this category and reported as an adjustment to both profit or loss and OCI. Expected credit losses as at 31 December 2020 were £240k (2019: £78k).

12 Trading portfolio financial assets

	2020 £'000	2019 £'000
Government bonds	2,750,976	2,459,971
Corporation bonds	1,411,589	961,901
Other public sector securities	120,889	49,471
Total debt securities	**4,283,454**	**3,471,343**
Equity instruments	10,758,963	10,582,526
Total trading portfolio financial assets	**15,042,417**	**14,053,869**
Of which listed:		
Debt securities	3,519,801	3,029,714
Equity instruments	7,186,351	7,405,204
Of which unlisted:		
Debt securities	763,653	441,629
Equity instruments	3,572,612	3,177,322
	15,042,417	**14,053,869**

13 Derivative financial instruments

	2020		
	Notional amount £'000	Fair value assets £'000	Fair value liabilities £'000
Derivatives held for trading			
Foreign exchange contracts	287,862,261	6,827,941	5,599,107
Interest rate contracts	3,938,541,505	10,673,134	9,722,022
Credit derivative contracts	48,259,607	659,872	550,215
Equity contracts	19,074,314	311,480	355,281
Commodities contracts	795,013	192,324	192,774
Total trading contracts	**4,294,532,700**	**18,664,751**	**16,419,399**
Derivatives designated as fair value hedges			
Interest rate swaps contracts	1,333,110	411	354
Derivatives designated as cash flow hedges			
Currency swaps contracts	1,832	-	127
Derivatives designated as net investment hedges			
Currency swaps contracts	181,528	2,412	-
Total hedging contracts	**1,516,470**	**2,823**	**481**
Total derivatives financial instruments	**4,296,049,170**	**18,667,574**	**16,419,880**

	2019		
	Notional amount £'000	Fair value assets £'000	Fair value liabilities £'000
Derivatives held for trading			
Foreign exchange contracts	264,060,955	4,547,653	4,120,654
Interest rate contracts	3,810,980,439	10,191,068	9,758,156
Credit derivative contracts	44,154,054	629,369	481,488
Equity contracts	20,345,412	229,894	177,855
Commodities contracts	821,131	183,627	184,086
Total trading contracts	**4,140,361,991**	**15,781,611**	**14,722,239**
Derivatives designated as fair value hedges			
Interest rate swaps contracts	878,380	1	901
Derivatives designated as cash flow hedges			
Currency swaps contracts	1,832	-	212
Derivatives designated as net investment hedges			
Currency swaps contracts	169,646	108	-
Total hedging contracts	**1,049,858**	**109**	**1,113**
Total derivatives financial instruments	**4,141,411,849**	**15,781,720**	**14,723,352**

13 Derivative financial instruments (continued)

OTC credit derivatives include a credit derivative asset, which relates to a financial guarantee provided by a group company, MUFG Bank, for the uncollateralised derivatives exposures within a portfolio of corporate counterparties. At year end the present value of this derivative totalled £153m (2019: £115m), this amount is offset by a CVA adjustment in respect of the exposure to the underlying corporate counterparties. This largely pertains to interest rate and foreign exchange contracts. CVA is measured on a portfolio basis by counterparty, and later allocated at a transaction level for financial reporting; allocations are based on absolute derivative notional values.

	2020 £'000	2019 £'000
Gains and losses arising from fair value hedges – interest rate risk:		
Securities at FVTOCI		
On hedging instruments	(45,645)	(14,142)
On the hedged items attributable to the hedged risk	44,837	14,098
Net (losses) / gains	**(808)**	**(44)**
Financial liabilities at amortised cost		
On hedging instruments	33,846	-
On the hedged items attributable to the hedged risk	(32,828)	-
Net (losses) / gains	**1,018**	**-**
Gains and losses arising from net investment hedges:		
On hedging instruments	(9,564)	4,138
On the hedged items attributable to the hedged risk	9,700	(4,006)
Net gains / (losses)	**136**	**132**

The gains and losses on ineffective portions of hedges are recognised immediately in Trading Income. The impact during 2020 was not significant (2019 : not significant).

Fair value hedges of interest rate risk comprise swaps that are used to protect against changes in the fair value of bonds and loans due to movements in market interest rates. The fair value of the bonds at year end are £599.2m (2019: £928.9m). Fair value hedges related to the MUSH USD amortised loan, entered into during the year, consist of currency swaps, the carrying value of the loan at year end is £770.9m. Potential sources of ineffectiveness in the Company's fair value hedges include bid-offer spreads and intraday market movements between instigation of the trade and end of day pricing.

Net investment hedges consist of foreign currency exchange contracts to hedge the exposure to foreign currency which arises from translation of the equity method investment. Potential sources of ineffectiveness include a decline in the local currency carrying amount of the net investment to below the value of the designated hedge item.

14 Other financing at fair value

As at period ended	Dec-20 £'000	Dec-19 £'000
Equity finance assets	189,802	416,227
Other secured financing	520,255	456,909
Loans	323,415	326,497
	1,033,472	**1,199,633**

'Equity finance assets' relate to financing transactions secured by equity pledges.

'Other secured financing' relates to structured financing arrangements facing special purpose vehicles where financing is secured by underlying wider debt portfolios.

'Loans' relate to the partial drawdown on facilities granted to clients, refer to note 30 for undrawn facilities.

All these are carried mandatory at fair value through P&L.

15 Intangible assets

	Software £'000
Cost	
As at 1 January 2019	181,038
Additions	29,181
Disposals	(49,233)
Reclassification to other assets	(10,602)
As at 31 December 2019	**150,384**
Additions	35,882
Disposals	
Reclassification to other assets	(1,121)
As at 31 December 2020	**185,145**
Amortisation	
As at 1 January 2019	108,262
Charge for the Year	21,560
Disposals	(48,732)
As at 31 December 2019	**81,090**
Charge for the Year	26,287
Disposals	
As at 31 December 2020	**107,377**
Carrying amount	
As at 31 December 2019	**69,294**
As at 31 December 2020	**77,768**

The reclassification from work-in-progress to other assets relates to the infrastructure set up of MUS(EU).

Notes on Financial Statements (continued)

16 Property, plant and equipment

	Leasehold improvements £'000	Office furniture & fittings £'000	Office machinery & equipment £'000	Total £'000
Cost				
As at 1 January 2019	14,031	1,561	25,344	40,936
Additions	1,156	-	1,478	2,634
Disposals	(39)	(1,413)	(14,794)	(16,246)
Reclassification to other assets	(1,173)	-	(998)	(2,171)
As at 31 December 2019	**13,975**	**148**	**11,030**	**25,153**
Additions	-	-	1,664	1,664
Disposals	(6)	-	-	(6)
Reclassification to other assets	-	-	-	-
As at 31 December 2020	**13,969**	**148**	**12,694**	**26,811**
Depreciation				
As at 1 January 2019	5,876	1,483	19,634	26,993
Charge for the year	922	25	1,922	2,869
Disposals	(38)	(1,403)	(14,794)	(16,235)
As at 31 December 2019	**6,760**	**105**	**6,762**	**13,627**
Charge for the year	878	16	1,978	2,872
Disposals	-	-	-	-
As at 31 December 2020	**7,638**	**121**	**8,740**	**16,499**
Carrying amount				
As at 31 December 2019	**7,215**	**43**	**4,268**	**11,526**
As at 31 December 2020	**6,331**	**27**	**3,954**	**10,312**

The reclassification from work-in-progress to other assets relates to the infrastructure set up of MUS(EU).

17 Leases

The Company's leases include office space and data centre in addition to previously recognised finance leases for certain fixtures, equipment and software. Lease terms vary between periods of 5 to 20 years.

Lease contracts include lease and non-lease components. For the office lease, the Company has chosen to apply the practical expedient and account for lease and non-lease components as a single contract. For the data centre lease, the Company has elected to separate the components based on their respective stand-alone prices.

Right-of-use assets ('ROU assets') are measured at cost, which comprises the amount of the initial measurement of lease liability with no other payments, initial direct costs or restoration costs applicable .

Lease liability is measured on the net present value basis and includes fixed payments only as all leases are on a fixed repayment basis. No arrangements have been entered into for contingent rental payments, residual value guarantees, purchase options or penalties for terminating the lease.

Payments relating to short term leases, which are signed for the period of 12 months or less, are recognised on the straight line basis. The Company does not have any leases classified as low value.

Right-of-use assets

	Property £'000	Office machinery & equipment £'000	Software £'000	Total £'000
2019				
Balance as at 1 January 2019	**30,391**	**3,742**	**412**	**34,545**
Increase in ROU after rent increase	1,493	-	-	1,493
Depreciation charge for the year	(2,830)	(1,714)	(269)	(4,813)
Balance as at 31 December 2019	**29,054**	**2,028**	**143**	**31,225**
2020				
Balance as at 1 January 2020	**29,054**	**2,028**	**143**	**31,225**
Additions to right-of-use assets	-	3,320	-	3,320
Increase in ROU after rent increase	-	-	-	-
Depreciation charge for the year	(2,955)	(1,807)	(143)	(4,905)
Balance as at 31 December 2020	**26,099**	**3,541**	**-**	**29,640**

	2020 £'000	2019 £'000
Other amounts recognised in the income statement		
Interest on lease liability	573	430
Expense relating to short-term leases	817	975
Amounts recognised in the cash flow statement		
Total cash outflow for leases	5,874	5,984

Refer to Note 31 for maturity analysis of lease liabilities.

Notes on Financial Statements (continued)

18 Investment in subsidiary

	2020 £'000	2019 £'000
As at 1 January	172,023	15,516
Purchase of equity	-	155,684
Share of net profit / (loss)	10,886	4,829
Impact of foreign currency revaluation	9,700	(4,006)
As at 31 December	**192,609**	**172,023**

The above balances relate to the wholly owned subsidiary: MUS(EU). Further corporate structure references are included within the Strategic report on pages 2 to 5 and in Note 35.

19 Other assets

	2020 £'000	2019 £'000
CLO Warehouse	-	138,742
Prepayments and accrued income	16,907	15,175
Current taxation	10,674	1,098
Pension asset (Note 8)	37,732	16,173
Trade and other receivables	165,325	187,913
	230,638	**359,101**

'CLO Warehouse' is a EUR denominated revolving senior loan held at amortised cost and was settled on 8 January 2020. 'Trade and other receivables' is driven by intercompany balances and default fund deposits.

20 Trading portfolio financial liabilities

	2020 £'000	2019 £'000
Government bonds	2,429,559	3,198,861
Corporation bonds	174,383	205,478
Other public sector securities	19,111	12,809
Total debt securities	**2,623,053**	**3,417,148**
Equity instruments	6,234,718	7,096,777
Total trading portfolio financial liabilities	**8,857,771**	**10,513,925**
Of which listed:		
Debt securities	2,622,901	3,299,345
Equity instruments	6,188,136	7,053,110
Of which unlisted:		
Debt securities	46,734	161,470
	8,857,771	**10,513,925**

21 Financial liabilities designated at fair value

	2020 £'000	2019 £'000
Own issued notes	1,571,752	1,308,474
Commercial paper	758,268	1,124,073
Other financial liabilities	1,939,903	2,378,494
MUSHD loan facility	1,947,009	2,048,467
	6,216,932	**6,859,508**

'Own issued notes' includes issuances with structured payment profiles. The Company issues these notes to raise term funding and satisfy investor demand, and carries them at fair value through profit and loss. The structured return profiles include securities which pay coupon only where certain conditions relating to equity performance, foreign currency movements, or other factors are met. Issuances are typically denominated in JPY and USD.

'Commercial paper' represents short term issuances where the funding typically carries a 3 month term. Issuances are typically denominated in GBP and USD.

'Other financial liabilities' represents funded swap transactions denominated in JPY and USD.

'MUSHD loan facility' represents senior unsecured intercompany borrowings lent under an uncommitted loan facility which allows the Company to borrow JPY funds from MUSHD.

The Company has assessed the change in value of these liabilities due to changes in own credit with reference to published credit assessments and a proxy cost of funds curve. In light of the observed stability of the proxy spread for own credit, the Company has assessed this change in value to be immaterial.

22 Financial liabilities at amortised cost

As at period ended	Dec-20 £'000	Dec-19 £'000
MUSHD USD loan	770,930	-
Senior unsecured loan	550,049	569,868
Subordinated liabilities	312,050	305,951
	1,633,029	**875,819**

'MUSHD USD loan' relates to two long-term, amortised cost loans from MUSHD with maturity dates in 2025 and 2030 across the two instruments. These loans are designated in a fair value hedge relationship.

'Senior unsecured loan' relates to contingent, subordinated senior securities issued by MUSHD. The loans include an embedded MREL amendment option which may be exercised by the Company to convert them to MREL compliant instruments. The conversion to MREL compliant debt does not affect the interest rate paid, though the debt may be written off if required by the UK resolution authority.

'Subordinated liabilities' are loans agreed between the Company and MUSHD and are due to mature in 2026.

23 Other liabilities

	2020 £'000	2019 £'000
Payables to structured entities	71,977	269,581
Tax and social security	4,903	17,137
Lease liabilities	37,100	40,959
Trade and other payables	199,908	164,986
	313,888	**492,663**

'Trade and other payables' is driven by compensation related accruals, intercompany balances and brokerage fees.

24 Equity instruments

	2020 £'000	2019 £'000
Ordinary shares of £1 each		
Share capital as at 1 January	1,283,241	1,028,401
Issued during the year	-	254,840
Allotted, called up and fully paid as at 31 December	**1,283,241**	**1,283,241**
Additional Tier 1 capital		
Additional Tier 1 capital as at 1 January	463,853	306,979
Issued during the year	-	156,874
Total Additional Tier 1 capital as at 31 December	**463,853**	**463,853**
Total equity instruments	**1,747,094**	**1,747,094**

At 31 December 2020, the Company has in issue £1,283m (2019: £1,283m) £1 ordinary shares which carry no right to fixed income. The company has authorised share capital of £2,000m (2019: £2,000m) with a nominal value of £1 per share.

During 2019, the Company issued an additional £255m ordinary share capital to MUSHD, £157m of which was matched by an equivalent EUR issuance by MUS(EU) to the Company. This issuance was in line with the capital injection strategy for MUS(EU) and represents the key driver for the movement in 'Investment in subsidiary' as reflected within the Balance Sheet.

Additional Tier 1 capital instruments are issued to MUSHD. During 2019, the company issued a further Additional Tier 1 capital instruments to MUSHD with a value of approximately £157m. Consistent with previous issuances, the instruments include a contingent conversion feature which has the effect of converting the instruments to ordinary share capital of the Company if a trigger event, being a breach of minimum Common Equity Tier 1 capital ratio, occurs at any time. The instruments are perpetual and are subordinated to senior creditors and subordinated loan creditors of the Company. The instruments bear a floating rate of interest. All interest payments are cancellable in certain circumstances, where certain distribution tests are breached, and are non-cumulative.

25 Distributions on equity instruments

In 2020, the Directors approved total coupon payments on Additional Tier 1 capital instruments of £12.4 million (2019: £10.2 million). Refer to Note 24 for terms of issuance.

On 18 January 2021, the Directors approved a coupon payment on the AT1 capital instruments of £5.7 million. The amount has not been accrued in the results for the period ended 31 December 2020 as it was not due at that date.

No ordinary dividends were approved or paid during the year (2019: Nil).

Notes on Financial Statements (continued)

26 Report on Directors' remuneration and interests

	2020 £'000	2019 £'000
Short term employment benefits	3,393	3,665
Post employment benefits	-	3
Other long term benefits	1,348	1,114
Notional share based payments	809	669
Remuneration of key management personnel	**5,550**	**5,451**
Realised MTM / interest on NSUs & other long term benefits	(11)	(144)
Total remuneration of key management personnel	**5,539**	**5,307**

The number of Directors who were members of the Group defined contribution personal pension plan during the period was 1 (2019: 1).

NSUs are cash settled awards linked to the share price of the ultimate holding company, MUFG. Deferred NSU compensation expense is pro-rated across the entire deferral period. Deferred cash compensation expense is recognised during the period the award is made.

Non-executive Directors provided by other Group companies receive no fees or other remuneration for their services to the Company. The key management are the same personnel as the Directors of the Company.

The emoluments of the highest paid Director were as follows:

	2020 £'000	2019 £'000
Short term employment benefits	2,037	1,548
Other long term benefits	918	656
Notional share based payments	551	394
Remuneration award	**3,506**	**2,598**
Realised MTM / interest on NSUs & other long term benefits	-	-
Total remuneration	**3,506**	**2,598**

27 Fair value of financial instruments

The majority of the Company's assets and liabilities are carried on the balance sheet at fair value, in which case fair value is equal to the carrying value. The following table presents a comparison by category of book amounts and fair value of the Company's financial assets and liabilities for those items which are not carried at fair value on the balance sheet.

	2020		2019	
	Carrying value £'000	Fair value £'000	Carrying value £'000	Fair value £'000
Assets				
at amortised cost				
Cash and balances at central banks	2,634,106	2,634,106	151,650	151,650
Cash collateral paid to derivative counterparties and brokers	2,757,322	2,757,322	2,691,991	2,691,991
Other assets	230,638	230,638	359,101	359,101
Liabilities				
at amortised cost				
Deposits by banks	5,684	5,684	15,189	15,189
Cash collateral received from derivative counterparties and brokers	8,650,101	8,650,101	7,358,590	7,358,590
Financial liabilities at amortised cost	1,633,029	1,632,942	875,819	875,986
Other liabilities	313,888	313,888	492,663	492,663

FX loss of £643m (2019: gain of £455m) were recognised on financial assets and liabilities not carried at fair value, driven by revaluation of cash collateral received from derivative counterparties. The currency exposure is economically hedged with instruments held at fair value, with FX gains and losses and associated fair value gains and losses being recognised net in the income statement as trading income.

Valuation of financial assets and liabilities
Valuation techniques incorporate assumptions about factors that other market participants would use in their valuations, including interest rate yield curves, exchange rates, volatilities and prepayment and default rates. The Company measures fair value using the following fair value hierarchy that reflects the significance of the inputs used in making measurements:

- Level 1: Quoted market price (unadjusted) in an active market for an identical instrument.
- Level 2: Valuation techniques based on observable inputs, either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques where all significant inputs are directly or indirectly observable from market data.
- Level 3: Valuation techniques using significant unobservable inputs. This category includes all instruments where the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument's valuation. This category includes instruments that are valued based on quoted prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

Issued structured notes and certain other hybrid instrument liabilities are designated at fair value. The spread applied to these instruments is derived from the spreads at which the Company issues structured notes. The change in fair value due to credit risk on these instruments is not significant (2019: not significant).

The fair value of certain financial instruments is measured using valuation techniques that are determined in full or partly on assumptions that are not supported by observable market prices. The effect of changing these assumptions to a range of reasonably possible alternative assumptions would provide a range from £24.0m (2019: £34.8m) lower to £31.5m (2019: £26.7m) higher than the fair value recognised in the financial statements for these assets and liabilities, with the current year range driven by increased volume of equity financing trades.

The movements in balances of level 3 items are detailed on page 79.

The Company has prepared a Value-at-Risk analysis which reflects interdependencies between market risk factors, refer to page 34.

Notes on Financial Statements (continued)

27 Fair value of financial instruments (continued)

	2020			
	Level 1 £'000	Level 2 £'000	Level 3 £'000	Total £'000
Assets				
Financial assets at FVTPL				
Trading portfolio financial assets	10,037,652	5,004,765	-	15,042,417
Reverse repurchase agreements – fair value	-	27,878,922	-	27,878,922
Cash collateral on securities borrowed	-	4,585,005	-	4,585,005
Derivative financial instruments	88,776	18,158,036	420,762	18,667,574
Other financing held at fair value	-	1,033,472	-	1,033,472
Financial assets at FVTOCI				
Securities at FVTOCI	813,032	690,933	132	1,504,097
	10,939,460	**57,351,133**	**420,894**	**68,711,487**
Liabilities				
Financial liabilities at FVTPL				
Trading portfolio financial liabilities	8,624,589	233,182	-	8,857,771
Repurchase agreements – fair value	-	29,801,088	-	29,801,088
Cash collateral on securities lent	-	560,748	-	560,748
Derivative financial instruments	127,519	16,014,363	277,998	16,419,880
Financial liabilities designated at FVTPL				
Financial liabilities designated at fair value	-	6,041,271	175,661	6,216,932
	8,752,108	**52,650,652**	**453,659**	**61,856,419**

	2019			
	Level 1 £'000	Level 2 £'000	Level 3 £'000	Total £'000
Assets				
Financial assets at FVTPL				
Trading portfolio financial assets	9,889,098	4,164,771	-	14,053,869
Reverse repurchase agreements – fair value	-	32,941,146	-	32,941,146
Cash collateral on securities borrowed	-	3,684,652	-	3,684,652
Derivative financial instruments	3,765	15,440,939	337,016	15,781,720
Other financing held at fair value	-	1,199,633	-	1,199,633
Financial assets at FVTOCI				
Securities at FVTOCI	858,348	474,667	125	1,333,140
	10,751,211	**57,905,808**	**337,141**	**68,994,160**
Liabilities				
Financial liabilities at FVTPL				
Trading portfolio financial liabilities	10,253,764	260,161	-	10,513,925
Repurchase agreements – fair value	-	29,053,686	-	29,053,686
Cash collateral on securities lent	-	535,405	-	535,405
Derivative financial instruments	46,851	14,201,072	475,429	14,723,352
Financial liabilities designated at FVTPL				
Financial liabilities designated at fair value	-	6,640,772	218,736	6,859,508
	10,300,615	**50,691,096**	**694,165**	**61,685,876**

The table below shows a reconciliation from the beginning balances to the end balances for the fair value of instruments in level 3 of the fair value hierarchy. This does not include movements in level 1 or level 2 derivatives that are also used to hedge the level 3 assets and liabilities.

	Trading portfolio financial assets £'000	Derivative assets £'000	Securities at FVTOCI £'000	Derivative liabilities £'000	Financial liabilities designated at fair value £'000
2019					
As at 31 December 2018	190,967	596,978	133	(486,731)	(571,763)
Total gains / (losses) in profit or loss	3,343	(174,499)	-	5,465	(42,307)
Total gains in reserves	-	-	(8)	-	-
Purchases	-	-	-	-	-
Issues	-	-	-	-	(15,858)
Settlements	(194,310)	(86,943)	-	5,837	77,816
Transfers into level 3	-	1,480	-	-	(3,507)
Transfers from level 3	-	-	-	-	336,883
Closing balance 31 December	**-**	**337,016**	**125**	**(475,429)**	**(218,736)**
Net unrealised gains / (losses) in PL	3,343	(169,920)	-	(10,020)	(20,193)
2020					
As at 31 December 2019	-	337,016	125	(475,429)	(218,736)
Total gains / (losses) in profit or loss	-	319,312	-	(236,930)	(24,207)
Total gains in reserves	-	-	7	-	-
Purchases	-	-	-	-	-
Issues	-	-	-	-	(35,548)
Settlements	-	(235,566)	-	434,361	51,084
Transfers into level 3	-	-	-	-	(38,874)
Transfers from level 3	-	-	-	-	90,620
Closing balance 31 December	**-**	**420,762**	**132**	**(277,998)**	**(175,661)**
Net unrealised gains / (losses) in PL	-	146,203	-	(91,060)	(12,422)

2019 and 2020 'Transfers from level 3' are driven by structured notes which have been reclassified to level 2 of the hierarchy. The notes contain exotic embedded derivatives, primarily linked to either foreign exchange rates or equity prices which drive the returns and valuation of the notes. During that period, there had been a increase in the observability of the key inputs to the valuation models and a corresponding decrease in the significance of the unobservable valuation inputs.

Notes on Financial Statements (continued)

27 Fair value of financial instruments (continued)

Financial instruments valued using models with unobservable inputs

The amount that has yet to be recognised in the Company income statement relating to the difference between the fair value at initial recognition (the transaction price) and the amount that would have arisen had valuation techniques used for subsequent measurement been applied at initial recognition, less subsequent releases, is as follows:

	2020 £'000	2019 £'000
Unamortised balance at 1 January	-	-
Deferral on new transactions	39,466	-
Amortised to the profit and loss account during the financial year	(24,185)	-
Unamortised balance at 31 December	**15,281**	**-**

During the year, the Company issued note structures with an autocallable payoff linked to baskets of US single stocks. The Day 1 profit on these transactions was reserved and will be amortised to the profit and loss account on a straight line basis over the remaining life of the trade or immediately released in the event of an early termination of the trade. This treatment is in line with related accounting policies and is driven by the lack of observable market data for the correlation between stocks.

Financial assets designated at fair value

The Company did not have any financial assets designated at fair value at 31 December 2020 (2019: nil).

Significant unobservable inputs

The disclosures below describe the valuation techniques and significant unobservable inputs for assets and liabilities classified as Level 3 along with the range of values used for those significant unobservable inputs. Level 3 financial liabilities designated at fair value totalling £176m (2019: £219m) contain embedded derivatives with inputs represented by the interest rate, foreign exchange and equity derivatives described in the table below.

2020	Total assets £'000	Total liabilities £'000	Valuation technique(s)	Significant unobservable inputs	Range Min	Max	Units
Derivatives							
Interest rate derivatives	130,810	(44,519)	Option model	IR – IR Correlation	30.00	98.00	%
				FX – IR Correlation	35.00	60.00	%
				Option volatility	0.00	100.00	%
Foreign exchange derivatives	52,638	(23,594)	Option model	IR – IR Correlation	10.00	70.00	%
				FX – IR Correlation	0.00	60.00	%
				Correlation – underlying assets	50.00	70.56	%
				Option volatility	9.48	22.11	%
Equity derivatives	44,990	(17,111)	Option model	Equity – FX Correlation	-58.36	30.00	%
			Basket correlations	Correlation – underlying assets	17.00	95.00	%
				Equity – FX Correlation	-58.36	54.96	%
				Term of Litigation swap	2 days	14 months	
Commodities	192,324	(192,774)	Option model	Commodity – IR Correlation	25.00	75.00	%
				Commodity – gas swap rate	2.25	5.12	%
	420,762	**(277,998)**					

2019	Total assets £'000	Total liabilities £'000	Valuation technique(s)	Significant unobservable inputs	Range Min	Max	Units
Trading portfolio financial assets							
Trading portfolio financial assets	-	-	Discounted cash flow model	Loan price	90.50	100.25	%
Derivatives							
Interest rate derivatives	62,449	(153,236)	Option model	IR – IR Correlation	35.00	60.00	%
				FX – IR Correlation	35.00	60.00	%
				Option volatility	2.27	100.00	%
				Barrier Shift	19.00	23.00	bps
Foreign exchange derivatives	46,881	(99,235)	Option model	IR – IR Correlation	30.00	70.00	%
				FX – IR Correlation	35.00	60.00	%
				Correlation – underlying assets	60.00	60.00	%
				Option volatility	7.47	16.97	%
Equity derivatives	44,017	(38,872)	Option model	Equity – FX Correlation	-58.36	27.00	%
			Basket correlations	Correlation – underlying assets	78.00	81.00	%
			Discounted cash flow	Equity – FX Correlation	-58.36	56.42	%
				Term of Litigation swap	1.00	13.00	Month
Commodities	183,628	(184,086)	Option model	Commodity – IR Correlation	25.00	75.00	%
				Commodity – gas swap rate	2.46	5.84	%
Credit derivatives	41	-	Discounted cash flow	Recovery rate	0.00	0.00	%
	337,016	**(475,429)**					

Notes on Financial Statements (continued)

27 Fair value of financial instruments (continued)

The following provides a summary description of significant unobservable inputs included in the table on the preceding page:

- Correlation is a measure of the relationship between the movements of two variables (i.e. how much the change in one variable may be linked to the change in the other variable). Correlation is often an input into valuation of derivative contracts with more than one underlying risk. A significant increase in correlation in isolation can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the instrument.
- A barrier shift is the mechanism by which reference levels are amended within a trade representation to be more apropriate. These are commonly used within trades which contain barrier reference levels or digital optionality to allow better risk management and to align trade valuations to fair value. The actual payoff would be based on the contractual terms of reference rather than the shifted version.
- Prepayment probability is the probability of voluntary, unscheduled repayments by a borrower. Unscheduled prepayment affects the average life of transactions by altering the timing of principal repayment and the amount of interest earned. A significant increase in a prepayment probability can result in a movement in fair value that is favourable or unfavourable depending on the specific terms of the financial contract.
- Option volatility is a measure of the degree of variation in price movements for a given derivative underlying, and therefore represents an estimate of how much a particular underlying instrument, parameter or index could change on average over time. In general, a significant increase in volatility in isolation will result in an increase in fair value for the holder of a simple option.
- Term of litigation swap relates to a series of swaps linked to an asset which is affected by a legal case, where the payments under the swap terminate at the earlier of exercise of call options in the favour of the counterparty, some of which are immediately exercisable, where applicable, or soon after the litigation ends. The term of the swap is therefore difficult to quantify and needs to be estimated from available information, legal commentary and judgement to determine if and when the call options may be exercised. A decrease in the expectation of the term of the swap would generally result in an unfavourable movement in the fair value.
- Loan price refers to independent valuations which are supported by a number of third party quotes. For CLO warehouse structures the depth of third party quotes obtained is a key benchmark used to determine minimum observability requirements. Loans that have only one or two third party quotes to support the evaluated price are deemed to be level 3. These quotes are inputs to the fair valuation of both the notes (held within Trading portfolio financial assets) and related derivatives held on the balance sheet.

28 Post-balance sheet events

The Directors' approved an AT1 coupon payment of £5.7m on 18 January 2021, refer to Note 25 for details.

The impact of the March 2021 Budget has not been taken in to account when valuing the Company's deferred tax assets, as the Budget has not yet been substantively enacted, the impact is considered immaterial.

29 Collateral

Assets are pledged as collateral to secure liabilities under repurchase agreements, securities lending agreements, borrowing transactions, to note holders as part of structuring transactions and agreements for derivative transactions. The following table summarises the nature and carrying amount of the assets pledged as security against these liabilities:

	2020 £'000	2019 £'000
Trading securities	4,826,490	3,653,636
Investment securities	930,689	624,154
Total assets pledged as collateral	**5,757,179**	**4,277,790**

Under certain transactions, including reverse repurchase agreements and stock borrowing transactions, the Company is allowed to resell or repledge the collateral held. The fair value of collateral accepted with the right to repledge to others was as follows:

	2020		2019	
	Fair value £'000	Sold or repledged £'000	Fair value £'000	Sold or repledged £'000
Accepted collateral	59,675,440	56,602,303	62,536,058	56,668,056

These balances represent substantially all of the collateral received by the Company in relation to assets. The Company has the obligation to return the collateral on the maturity date of the secured transaction. The process by which assets are pledged as collateral and accepted as collateral is generally conducted under standard documentation used by financial market participants.

Transferred Assets

The Company enters into transactions in the normal course of business by which it transfers recognised financial assets to third parties or to special purpose entities, but the transfer does not qualify for de-recognition as stated in the accounting policies. The Company will continue to recognise financial assets transferred when it retains control of the security, retains rights to receive cash flows from the assets, and substantially all the risks and rewards of ownership. The carrying amount of debt securities that have been transferred to special purpose entities but do not meet the criteria for de-recognition in as at 31 December 2020 was nil (2019: nil).

Collateral Management of Repurchase Agreements

Securities purchased under agreements to resell ('reverse repurchase agreements') and securities sold under agreements to repurchase ('repurchase agreements') are mainly collateralised by highly rated credit bonds (predominantly government and corporate bonds). The repurchase agreements are treated as collateralised financing transactions and are carried at the contract amounts at which the securities will subsequently be reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company re-values the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amount plus accrued interest, the Company will generally request additional collateral.

Notes on Financial Statements (continued)

Unconsolidated structured entities in which the Company has an interest

The Company is involved with various special purpose entities in the normal course of business. These have been established as structured entities such that voting or similar rights are not the deciding factor in determining control of the entity.

The structured entities are typically asset repackaging transactions established to source funding, purchase credit protection or provide returns to investors that are not otherwise readily available in the market. The principle risk to the structure is the credit risk of the securities acting as collateral to the investors who retain the risk and rewards.

The following tables represent the total assets, maximum exposure to loss and assets and liabilities which relate to the Company's interest in non-consolidated special purpose vehicles ('SPVs'). Maximum exposure is determined by the carrying amount of any on-balance sheet assets net of any recourse liabilities, where applicable.

As at 31 December 2020	SPVs for structured financing £'000	Repackaged instruments £'000	Other £'000	Total £'000
Derivative financial instruments	2,098,523	85,758	245,211	2,429,492
Reverse repurchase agreements	37,613	393,926	148,632	580,171
Derivative cash collateral pledged	24,896	-	-	24,896
Other financing held at fair value	63	189,484	503,662	693,209
Total Assets	**2,161,095**	**669,168**	**897,505**	**3,727,768**
Derivative financial liabilities	29,125	2,166	449	31,740
Financial liabilities designated at fair value	-	1,088,272	-	1,088,272
Repurchase agreements	3,563	-	-	3,563
Other liabilities	-	-	-	-
Derivative cash collateral received	11,467	-	147,405	158,872
Total Liabilities	**44,155**	**1,090,438**	**147,854**	**1,282,447**
Maximum Exposure	**2,125,556**	**669,168**	**772,053**	**3,566,777**

As at 31 December 2019	SPVs for structured financing £'000	Repackaged instruments £'000	Other £'000	Total £'000
Trading portfolio financial assets	-	204,290	-	204,290
Derivative financial instruments	1,745,846	99,172	198,603	2,043,621
Reverse repurchase agreements	101,239	525,186	826,330	1,452,755
Derivative cash collateral pledged	3,659	-	-	3,659
Other financing held at fair value	24	273,982	369,994	400,238
Total Assets	**1,850,768**	**1,102,630**	**1,394,927**	**4,348,325**
Derivative financial liabilities	26,665	8,977	271	35,913
Financial liabilities designated at fair value	-	890,629	-	890,629
Repurchase agreements	2,258	-	-	2,258
Other liabilities	-	152,647	-	152,647
Derivative cash collateral received	4,926	-	94,858	99,784
Total Liabilities	**33,849**	**1,052,253**	**95,129**	**1,181,231**
Maximum Exposure	**1,838,462**	**1,101,106**	**1,300,069**	**4,239,637**

30 Guarantees, commitments and contingent liabilities

At the year end, the Company was committed to provide facilities in favour of external counterparties. The facilities are provided in major currencies and total £277.2m (2019: £533.1m) equivalent; where facilities are partially drawn down the undrawn portion is reported as a commitment and the drawn portion reflected as a loan on the Balance Sheet within Other financing at fair value amounting to £343.1m as at 31 December 2020 (2019: £326.5m), refer to Note 14. Once drawn, balances are measured at FVTPL.

31 Contractual maturity analysis

The breakdown of financial liabilities by contractual maturity is shown in the table below. These are based on the contractual terms, expect for derivatives which are deemed to be on demand. The balances do not agree directly to the balances in the balance sheet as the table incorporates contractual cash flows on an undiscounted basis. The repurchase agreement balances are presented on a gross basis, not taking account of any balances which have been offset in the balance sheet. Derivative contracts are reflected as on demand at their fair value. The subordinated liabilities bear interest at variable rates which are not known until specified fixing dates have occurred.

| | **2020** | | | | | |
	On demand £'000	Due within 3 months £'000	Due between 3 and 12 months £'000	Due between 1 and 5 years £'000	Over 5 years £'000	Total £'000
Deposits by banks	5,684	-	-	-	-	5,684
Trading portfolio financial liabilities	8,857,771	-	-	-	-	8,857,771
Repurchase agreements	1,661,500	35,292,091	565,821	389,948	-	37,909,360
Cash collateral on securities lent	357,691	221,038	-	-	-	578,729
Cash collateral received from derivatives counterparties and brokers	8,650,101	-	-	-	-	8,650,101
Derivatives	16,419,880	-	-	-	-	16,419,880
Financial liabilities designated at fair value	-	1,386,044	2,483,030	2,003,620	443,682	6,316,376
Financial liabilities at amortised cost	-	10,461	16,013	1,204,622	494,770	1,725,866
Other liabilities (excl. lease liability)	243,406	260	7,803	20,806	2,698	274,973
Lease liability	-	1,332	3,997	17,335	16,251	38,915
	36,196,033	**36,911,226**	**3,076,664**	**3,636,331**	**957,401**	**80,777,655**

| | **2019** | | | | | |
	On demand £'000	Due within 3 months £'000	Due between 3 and 12 months £'000	Due between 1 and 5 years £'000	Over 5 years £'000	Total £'000
Deposits by banks	15,189	-	-	-	-	15,189
Trading portfolio financial liabilities	10,513,925	-	-	-	-	10,513,925
Repurchase agreements	1,826,537	32,913,275	403,153	630,049	-	35,773,014
Cash collateral on securities lent	278,316	262,074	-	-	-	540,390
Cash collateral received from derivatives counterparties and brokers	7,358,590	-	-	-	-	7,358,590
Derivatives	14,723,352	-	-	-	-	14,723,352
Financial liabilities designated at fair value	-	3,453,771	2,393,716	520,144	539,257	6,906,888
Financial liabilities at amortised cost	-	4,193	14,236	618,456	311,590	948,475
Other liabilities (excl. lease liability)	377,833	672	24,882	38,954	6,722	449,063
Lease liability	-	242	4,443	18,330	20,585	43,600
	35,093,742	**36,634,227**	**2,840,430**	**1,825,933**	**878,154**	**77,272,486**

31 Contractual maturity analysis (continued)

The Company holds liquid assets comprising cash and cash equivalents and investment securities for which there is an active and liquid market. These assets can be readily sold to meet liquidity requirements.

Financial liabilities designated at fair value include certain note issuances with structured payment profiles. The notes are issued across a range of currencies and interest rate profiles, with the most prevalent being JPY floating rate notes. The Company issues these notes to raise term funding and satisfy investor demand, and carries them at fair value through profit and loss. Some of the notes may be redeemed prior to maturity subject to certain knock-out events, at the option of the issuer or holder of the debt. These factors are contractually specified at the point of issuance.

32 Offsetting financial assets and financial liabilities

In accordance with IAS 32 Financial Instruments: Presentation, the Company reports financial assets and financial liabilities on a net basis on the balance sheet only if there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously. The following table shows the impact of netting arrangements on:

- All financial assets and liabilities that are reported net on the balance sheet; and
- All derivative financial instruments, reverse repurchase and repurchase agreements and other similar secured lending and borrowing agreements that are subject to enforceable master netting arrangements or similar agreements, but do not qualify for balance sheet netting.

The table identifies the amounts that have been offset in the balance sheet and also those amounts that are covered by enforceable netting arrangements (offsetting arrangements and financial collateral) but do not qualify for netting under the requirements of IAS 32 described above.

The net amounts presented in the following table are not intended to represent the Company's actual exposure to credit risk, as a variety of credit mitigation strategies are employed in addition to netting and collateral arrangements.

| | Amounts subject to enforceable netting arrangements | | | | | | | | |
| | Effects of offsetting on balance sheet | | | Related amounts not offset | | | Exposure | | |
	Gross amounts £'000	Amounts offset £'000	Net amounts on balance sheet £'000	Financial instruments £'000	Cash collateral £'000	Financial collateral £'000	Net amount £'000	Not subject to enforceable netting £'000	Balance sheet total £'000
As at 31 December 2020									
Derivative financial assets	16,389,031	-	16,389,031	10,535,387	2,766,240	45,021	3,042,383	2,278,543	18,667,574
Reverse repurchase agreements	34,695,260	8,109,455	26,585,805	2,464,965	71,977	24,002,403	46,460	1,293,117	27,878,922
Cash collateral on securities borrowed	4,585,005	-	4,585,005	121,035	-	4,411,214	52,756	-	4,585,005
Other Secured Financing	634,058	296,043	338,015	-	-	338,015	-	-	338,015
Total Assets	**56,303,354**	**8,405,498**	**47,897,856**	**13,121,387**	**2,838,217**	**28,796,653**	**3,141,599**	**3,571,660**	**51,469,516**
Derivative financial liabilities	15,043,606	-	15,043,606	10,535,387	2,060,046	917,144	1,531,029	1,376,274	16,419,880
Repurchase agreements	37,793,951	8,109,456	29,684,495	2,464,965	7,308	27,207,588	4,634	116,593	29,801,088
Cash collateral on securities lent	560,748	-	560,748	121,035	-	429,462	10,251	-	560,748
Total Liabilities	**53,398,305**	**8,109,456**	**45,288,849**	**13,121,387**	**2,067,354**	**28,554,194**	**1,545,914**	**1,492,867**	**46,781,716**
As at 31 December 2019									
Derivative financial assets	13,932,368	74,868	13,857,500	9,388,106	1,129,268	52,014	3,288,112	1,924,220	15,781,720
Reverse repurchase agreements	38,364,159	6,738,299	31,625,860	1,871,339	23,601	29,650,163	80,757	1,315,286	32,941,146
Cash collateral on securities borrowed	3,684,652	-	3,684,652	86,935	-	3,565,083	32,634	-	3,684,652
Other Secured Financing	492,452	35,543	456,909	-	94,858	362,051	-	-	456,909
Total Assets	**56,473,631**	**6,848,710**	**49,624,921**	**11,346,380**	**1,247,727**	**33,629,311**	**3,401,503**	**3,239,506**	**52,864,427**
Derivative financial liabilities	13,400,355	74,868	13,325,487	9,388,106	2,222,362	813,633	901,386	1,397,865	14,723,352
Repurchase agreements	35,791,985	6,738,299	29,053,686	1,871,339	6,379	27,149,375	26,593	-	29,053,686
Cash collateral on securities lent	535,405	-	535,405	86,935	-	447,272	1,198	-	535,405
Total Liabilities	**49,727,745**	**6,813,167**	**42,914,578**	**11,346,380**	**2,228,741**	**28,410,280**	**929,177**	**1,397,865**	**44,312,443**

33 Related party transactions

Balances and transactions between the Company and related parties are disclosed below.

	2020				
	Parent Company £'000	**Subsidiary £'000**	**MUFG £'000**	**Other related parties £'000**	**Total £'000**
Income	71	4,068	89,641	3,423	97,203
Expenses	49,132	20,374	24,939	886	95,331
Total assets	7,586	1,097,190	10,176,897	827,541	12,109,214
Total liabilities	3,809,753	662,863	7,770,431	578,145	12,821,192

	2019				
	Parent Company £'000	**Subsidiary £'000**	**MUFG £'000**	**Other related parties £'000**	**Total £'000**
Income	105	1,917	100,300	3,482	105,804
Expenses	35,838	6,102	7,988	2,351	52,279
Total assets	4,899	540,838	14,155,449	627,016	15,328,202
Total liabilities	3,137,553	1,016,776	7,920,289	417,046	12,491,664

All related parties are wholly owned subsidiaries of MUFG, with the exception of Morgan Stanley Group companies, which are presented as 'Other Related Parties' due to their affiliate status with MUFG.

Transactions executed with related parties are entered into at market price on an arm's length basis considered to be materially in line with Japanese funding rates for similar institutions. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

Income includes fee allocations from the Equity and Structuring businesses which relate to the sourcing of Group orders and income for inter-regional note issuances, respectively. Expenses includes interest for subordinated loans and management fees paid to the parent company as well as fees paid for a keepwell and guarantees in place between MUS(EMEA), MUFG Bank and MUFG. The keepwell guarantee provided by MUFG Bank and MUFG covers unsecured liabilities external to the MUFG Group up to an $8 billion limit. Total assets include the credit derivative, which is a MUFG Bank guarantee, referred to in Note 13.

There are no material related party transactions with key management, and persons connected with them, other than remuneration disclosed in Note 26.

Notes on Financial Statements (continued)

34 Prior year representation

The current financial statements include a presentational change reflected across a number of balance sheet categories within the 'Company statement of financial position' on page 46. The changes have been reflected retrospectively by representing prior year balances to ensure comparability and are outlined in the table below.

The change does not impact 'Total assets' or 'Total liabilities' of the Company and neither does this change impact the results presented in the 'Company income statement' on page 44.

The presentational change follows a re-assessment of the categorisation of certain balances and is considered to improve the relevance and comparability. The prior presentation was acceptable, but the new presentation is deemed to be better aligned with peer disclosures and aides comparison for users of our financial statements.

The key changes include the creation of the following new balance sheet line items:

- 'Other financing held at fair value' which includes certain hybrid financing structures previously reported within repurchase agreements, equity pledge finance structures as well as collateralised facility drawdowns previously reported within 'Other assets'.
- 'Financial liabilities at amortised cost' which includes balances previously reported as 'Senior unsecured loan' and 'Subordinated liabilities'.

Additionally, certain broker margin balances have been represented from other assets and other liabilities and are reported as cash collateral paid to / received from derivative counterparties and brokers.

	2020 £'000	Represented 2019 £'000	Adjustment £'000	Previous 2019 £'000
Assets	27,878,922	32,941,146	(456,909)	33,398,055
Reverse repurchase agreements	-	-	(416,227)	416,227
Equity finance assets	1,033,472	1,199,633	1,199,633	-
Other financing held at fair value	2,749,254	2,691,991	125,695	2,566,296
Cash collateral paid to derivative counterparties and brokers	238,706	359,101	(452,192)	811,293
Other assets			-	
Liabilities				
Cash collateral received from derivative counterparties and brokers	8,857,771	7,358,590	209,475	7,149,115
Other liabilities	313,620	492,663	(209,475)	702,138
Financial liabilities at amortised cost	1,633,029	875,819	875,819	-
Senior unsecured loan	-	-	(569,868)	569,868
Subordinated liabilities	-	-	(305,951)	305,951
			-	

35 Group information

MUFG Securities EMEA plc is a private company incorporated in the England and Wales under the Companies Act 2006. The principal activities of the Company and the nature of the Company's operations are set out in the Strategic Report on pages 2 to 5. The address of the registered office is:

MUFG Securities EMEA plc
25 Ropemaker Street
London EC2Y 9AJ
United Kingdom

The address of the wholly owned subsidiary is:

MUFG Securities (Europe) N.V.
World Trade Center, Tower H, 11th floor
Zuidplein 98
1077 XV Amsterdam
The Netherlands

The Company's immediate parent undertaking is Mitsubishi UFJ Securities Holdings Co. Ltd., a company registered in Japan. The Company's ultimate parent company and ultimate controlling party is Mitsubishi UFJ Financial Group, incorporated in Japan.

The audited consolidated financial statements of Mitsubishi UFJ Securities Holdings Co., Ltd. are made available to the public annually and may be obtained from its registered office at:

Mitsubishi UFJ Securities Holdings Co., Ltd.
5-2, Marunouchi 2-chome
Chiyoda-ku
Tokyo 100-0005, Japan

36 Country by country reporting

Article 89 of CRD IV requires regulated entities to report on certain tax, financial and statistical data for each country in which they operate. The Company is a qualifying institution under the terms of CRD IV.

As the Company has elected to make use of the parent company exemption within IFRS 10, the preceding notes have been prepared on a company only basis, whereas the following disclosure is on a consolidated basis to comply with this directive.

Details of the subsidiaries and branches are as follows:

Country	Entity	Nature of actvities
United Kingdom	MUFG Securities (EMEA) plc	Financial services
United Arab Emirates	MUFG Securities (EMEA) plc (Dubai Branch)	Financial services
Netherlands	MUFG Securities (Europe) N.V.	Financial services
France	MUFG Securities (Europe) N.V.(Paris Branch)	Financial services

	United Kingdom	United Arab Emirates	Netherlands	France
Average number of employees	668	4	16	23
Turnover (£'000)	446,522	2,474	13,159	26,413
Profit / (loss) before tax (£'000)	174,193	-	1,943	12,192
Corporation tax paid (£'000)	52,968	-	-	5,809

MUFG Securities EMEA plc
Ropemaker Place
25 Ropemaker Street
London
EC2Y 9AJ